 As filed with the Securities and Exchange Commission on December 6, 1999
                                                      Registration No. 333-90115
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 -------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 -------------
                                STAMPS.COM INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                           5961                        77-0454966
 (State or Other Jurisdiction of   (Primary Standard Industrial         (I.R.S. Employer
 Incorporation or Organization)        Classification Number)          Identification No.)

                                 -------------
                     3420 Ocean Park Boulevard, Suite 1040
                         Santa Monica, California 90405
                                 (310) 581-7200
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                 -------------
                                 John M. Payne
                      Chairman and Chief Executive Officer
                                STAMPS.COM INC.
                     3420 Ocean Park Boulevard, Suite 1040
                         Santa Monica, California 90405
                                 (310) 581-7200
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   Copies to:

           Bruce R. Hallett, Esq.                        Edwin D. Williamson, Esq.
           Allen Z. Sussman, Esq.                           Sullivan & Cromwell
            Michael W. Chou, Esq.                      1701 Pennsylvania Avenue, N.W.
             Lilly S. Kim, Esq.                          Washington, DC 20006-5805
       Brobeck, Phleger & Harrison LLP                         (202) 956-7500
             38 Technology Drive
          Irvine, California 92618
               (949) 790-6300

                                 -------------
        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                                 -------------
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this preliminary prospectus is not complete and  +
+may be changed. These securities may not be sold until the registration       +
+statement filed with the Securities and Exchange Commission is effective. + +This preliminary prospectus is not an offer to sell nor does it seek an offer + +to buy these securities in any jurisdictions where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion. Dated December 6, 1999.

                                5,000,000 Shares

                              [LOGO OF STAMPS.COM]

                                  Common Stock

                                  -----------

  Stamps.com Inc. is offering 5,000,000 shares to be sold in the offering. Stamps.com's common stock is traded on the Nasdaq National Market under the symbol "STMP". The last reported sale price of the common stock on December 3, 1999 was $66.50 per share.

  See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                             Per Share  Total
                                                             ---------  -----
   Initial price to public.................................. $         $
   Underwriting discount.................................... $         $
   Proceeds, before expenses, to Stamps.com................. $         $

  To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Stamps.com at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.

                                  -----------

Goldman, Sachs & Co.                                        Salomon Smith Barney
      Robertson Stephens
                              Thomas Weisel Partners LLC
                                                    Volpe Brown Whelan & Company

                                  -----------

                        Prospectus dated         , 1999.

INSIDE FRONT COVER
Using two Web site screen shots and a picture of an envelope with Internet postage, the inside front cover of the prospectus illustrates the three steps a consumer will use to obtain postage with Stamps.com. The following are the steps to be taken: 1) Download software and sign-up: Start printing postage in a matter of minutes. Simply download the free software from our web site, sign-up and you're ready to go; 2) Select your address: Type in a new address or select from an existing address book and Stamps.com automatically corrects and formats your addresses online. Stamps.com also integrates with the most popular contact managers and word processors; and 3) Print Postage: Just click print. Your postage, bar code and address is printed from your inkjet or laser printer right onto envelopes, labels or business forms. It's that easy.

INSIDE GATEFOLD (two pages)
The two-page spread is a picture of a printer with an envelope with postage coming out. Across the top of both pages are the words POSTAGE FROM YOUR PRINTER. (TM). The picture is blue and white. The right side of the two-page spread has three small inset images representing the process of printing out postage and the application of the postage onto mail. The following are descriptions of the three images: 1) A woman sitting at her PC computer using the Stamps.com service to print out internet postage; 2) An image of mailing labels that have been printed using the Stamps.com service; and 3) An image of mailing tubes with the printed postage labels applied to them. Next to the three images is text which reads EASY, CONVENIENT AND COST-EFFECTIVE POSTAGE. Stamps.com allows small businesses and consumers to print Internet postage from their PCs onto envelopes, labels and business documents without having to leave the office or home. Print First Class Mail, Priority Mail(R) and Express Mail
(SM) 24 hours a day, 7 days a week to send everything from packages to postcards to letters. In the bottom right corner is the Stamps.com logo.

INSIDE BACK COVER
The inside back cover of the prospectus has an envelope with an enlarged indicia. Each item of the indicia is explained in detail directly in the center of the page. The explanation is as follows: There is a vertical barcode called the FIM, or Facing Identification Mark. The Post Office uses this to sort the mail. There is a postage amount in number format with human readable information, including the postage value, mail class, and date. There is a two-dimensional barcode. It contains information to make this mail piece unique, such as delivery and routing information, postage value, and your digital signature. Under the barcode on the left side is the licensing post office and on the right side is the unique meter number for the mail piece. Across the bottom section of this page is an iconic list of Stamps.com current partnerships, which includes Quicken.com, 3M, Office Depot.com, America Online, Avery, IBM, ZD Net Lotus, Microsoft and My Software.

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information regarding Stamps.com including the financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, this prospectus assumes no exercise of the underwriters' over-allotment option and does not include up to 8,000,000 shares of our common stock that will be issued in the proposed acquisition of iShip.com. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this prospectus.

                                Stamps.com Inc.

    We offer a convenient, cost-effective and easy-to-use service for purchasing and printing postage over the Internet. Our core service is approved by the US Postal Service and enables users to print information-based indicia, or electronic stamps, directly onto envelopes, labels or business documents using ordinary laser or inkjet printers. Our service is currently the only commercially available offering that requires no additional hardware to purchase and print postage; the user's existing PC, printer and Internet setup are sufficient. Accessing our service is simple. Our free software can be downloaded from the Internet or installed from a free CD-ROM. After installing the software and completing a brief registration process, customers can purchase and print postage 24 hours a day, seven days a week from their PCs. Customers are charged a monthly convenience fee based on their usage of our service. Our technology meets strict US government security standards and our service incorporates US Postal Service-mandated address verification features to enhance the efficiency of mail processing and delivery. In addition, our Internet Postage(TM) service is designed to interact with word processing, contact and address management, accounting and corporate applications to stamp letters, invoices, statements, checks and other business documents automatically.

    On October 22, 1999, we commercially launched our Internet Postage service. As of November 29, 1999, our customer base consisted of over 30,000 users who had downloaded our software and registered for our service.

                                  Our Strategy

    Our objective is to be the leading provider of Internet postage and shipping services. To achieve this objective, our strategy includes the following key elements:

 . Enhancing our brand name through a variety of marketing and promotional techniques;

 . Leveraging strategic partnerships with companies in the Internet, software, original equipment manufacturer, office supply and media industries;

 . Exploiting our first-to-market advantage as the first approved, commercially available software-based Internet postage solution;

 . Rapidly growing our customer base by capitalizing on our brand name, strategic partnerships and first-to-market advantage;

 . Utilizing our software-based solution and technology to enhance our service offering and expand the benefits of secure online transactions; and

 . Pursuing additional revenue opportunities, including postage and shipping-related products and insurance, the international Internet postage market, and authenticated document delivery.

                              Recent Developments

    In October 1999, we entered into a three-year marketing and distribution agreement with America Online, Inc., or AOL. This partnership is an expansion of our agreement with AOL made in December 1998, and under the agreement we will become the exclusive provider of postage software available across several AOL brands including AOL, CompuServe, Netscape Netcenter and Digital City. Our software will also be bundled on AOL, Netscape and CompuServe branded CD-ROMs. Under the new agreement, we will make aggregate payments of $56 million over three years to AOL. In addition, AOL has agreed to make an $11 million equity investment in Stamps.com. For a further description of the AOL investment, see "Description of Capital Stock--America Online Investment".

    In October 1999, we signed a definitive agreement to acquire iShip.com, a privately-held company located in Bellevue, Washington. iShip.com has developed Web-based technology that provides a complete, one-stop shipping and tracking solution. iShip.com's tools are designed to help consumers, small businesses and large corporations price, ship, track and manage shipments over the Internet. iShip.com's service will enable a comparison of rates and services among multiple carriers, including Airborne Express, Federal Express, United Parcel Service, or UPS, the US Postal Service and Yellow Freight Systems. Under the terms of the agreement, we will issue up to 8,000,000 shares of our common stock for all outstanding shares, options and warrants of iShip.com. The acquisition will be accounted for under the purchase method of accounting and has been approved by the boards of directors of both companies. We anticipate that the iShip.com acquisition will close during the first quarter of 2000. The iShip.com acquisition is subject to a number of closing conditions, including stockholder approval by both iShip.com and Stamps.com and other customary conditions. As a result, we cannot be certain that the iShip.com acquisition will be completed.

    In November 1999, we formed a subsidiary, EncrypTix, Inc., to develop secure printing applications for the events, travel and financial services industries. Initially, EncrypTix will be a wholly-owned subsidiary of Stamps.com. Upon completion of licensing and other inter-company agreements with us, EncrypTix intends to seek capital from strategic and financial investors.

                             Corporate Information

    In September 1996, our founders began to investigate the feasibility of entering into the US Postal Service's Information Based Indicia Program and initiated the certification process. In January 1998, we were incorporated in Delaware as StampMaster, Inc. and changed our name to Stamps.com Inc. in December 1998. Our executive offices are located at 3420 Ocean Park Boulevard, Suite 1040, Santa Monica, California 90405, and our telephone number is (310) 581-7200. Information contained on our Web site does not constitute part of this prospectus. References in this prospectus to "we", "us" or "our" refer to Stamps.com and do not include iShip.com unless otherwise noted.

    Stamps.com(TM), Internet Postage(TM), Postage from your printer(TM), the Stamps.com logo, EncrypTix(TM) and the EncrypTix logo are our trademarks. This prospectus also includes trademarks of entities other than Stamps.com.

                                  The Offering

    The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in the offering. The number of shares to be outstanding after the offering includes 178,638 shares of common stock purchased by AOL in October 1999 and 148,860 shares of common stock that AOL has agreed to purchase concurrently with the closing of this offering, and excludes outstanding options and warrants as of December 3, 1999 to purchase a total of 7,153,314 shares of common stock with a weighted average exercise price of $8.21 per share and the shares of our common stock to be issued in the proposed iShip.com acquisition. See "Capitalization".

 Common stock offered by Stamps.com................. 5,000,000 shares

 Common stock to be outstanding after the offering.. 40,207,803 shares

 Use of proceeds.................................... For general corporate purposes, principally
                                                     expansion of our marketing
                                                     and distribution
                                                     partnerships, advertising
                                                     and brand promotion,
                                                     technology development,
                                                     and working capital.

 Nasdaq National Market symbol...................... STMP

                             Summary Financial Data

   The following summary financial information is derived from our financial statements included elsewhere in this prospectus. You should read the following summary financial information in conjunction with those financial statements and the related notes.

   The summary financial information below reflects that we were incorporated on January 9, 1998. The statement of operations data displayed in the "Pro Forma for iShip.com Acquisition" column give effect to the proposed iShip.com acquisition as if it were completed on January 1, 1999, using an estimated purchase price of $532.0 million, based on our closing price of $66.50 per share on December 3, 1999. The pro forma general and administrative expenses include expenses related to the amortization of intangibles, which were $98.8 million for the nine months ended September 30, 1999.

   The balance sheet data displayed in the "As Adjusted" column reflect the application of the net proceeds from the sale of 5,000,000 shares of common stock offered by us at an assumed initial price to public of $66.50 per share, which was our closing price on December 3, 1999, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the sale of 327,498 shares of common stock to AOL at an assumed offering price of $33.59 per share.

   The balance sheet data displayed in the "As Adjusted and Pro Forma for iShip.com Acquisition" column reflect the application of proceeds from the offering as well as the effect of the proposed iShip.com acquisition as if it were completed on September 30, 1999.

                                                                 Nine Months Ended
                            Period from                         September 30, 1999
                          January 9, 1998    Period from     -------------------------
                          (inception) to   January 9, 1998               Pro Forma for
                           December 31,     (inception) to                 iShip.com
                               1998       September 30, 1998   Actual     Acquisition
                          --------------- ------------------ ----------- -------------
                                             (unaudited)     (unaudited)  (unaudited)
                                     (in thousands, except per share data)
Statement of Operations:
Revenues................      $   --           $   --         $    --      $     --
Costs and expenses:
 Research and
  development...........        1,532              548           5,049         6,542
 Sales and marketing....          632              --           10,856        11,090
 General and
  administrative........        2,016            1,126           8,276       109,092
                              -------          -------        --------     ---------
Loss from operations....       (4,180)          (1,674)        (24,181)     (126,724)
                              -------          -------        --------     ---------
Net loss................      $(4,196)         $(1,676)       $(23,103)    $(125,510)
                              =======          =======        ========     =========

Basic and diluted net
 loss per share.........      $ (0.85)         $ (0.35)       $  (1.59)    $   (6.03)
                              =======          =======        ========     =========
Pro forma (for
 conversion of preferred
 shares into common
 shares) basic and
 diluted net loss per
 share..................      $ (0.36)         $ (0.17)       $  (0.74)    $   (3.34)
                              =======          =======        ========     =========
Weighted average shares
 outstanding used in
 basic and diluted per-
 share calculation......        4,956            4,738          14,496        20,800
Weighted average shares
 outstanding used in pro
 forma basic and diluted
 per-share calculation..       11,593            9,613          31,260        37,564

                                              As of September 30, 1999
                                       ---------------------------------------
                                                               As Adjusted and
                                                                Pro Forma for
                                                                  iShip.com
                                         Actual    As Adjusted   Acquisition
                                       ----------- ----------- ---------------
                                       (unaudited) (unaudited)   (unaudited)
                                                   (in thousands)
Balance Sheet Data:
Cash and cash equivalents.............   $61,198    $387,789      $393,311
Working capital.......................    61,380     387,971       392,470
Intangibles, net......................        --          --       481,523
Total assets..........................    74,185     400,776       890,148
Line of credit, capital lease
 obligations and other long-term
 liabilities..........................     1,972       1,972         4,000
Total stockholders' equity............    66,652     393,243       879,899

                                  RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose all or part of your investment.

                  We face risks associated with our operations

If we do not effectively manage the commercial release of our Internet Postage service, our business will be harmed.

    On August 9, 1999, our Internet Postage service was approved by the US Postal Service for commercial release. On October 22, 1999, we began to offer our service commercially. We will face numerous risks coincident with the introduction of our services. For example, our software and Internet Postage service have not yet been subjected to the demands of widespread commercial use. We cannot be sure that our service will successfully process large numbers of user transactions. If we experience problems with the scalability or functionality of our Internet Postage service, our full commercial deployment could be delayed and our results of operations would be adversely impacted.

    We currently are limited to a total of 100,000 customers until the US Postal Service completes an evaluation of our service at those customer levels. We are currently conducting a national customer registration campaign; however, we have very limited experience conducting marketing campaigns, and we may fail to generate significant interest. On the other hand, if we experience extensive interest in our services, we may fail to meet the expectations of customers due to our limited experience in operating our service and the strains this demand will place on our Web site, network infrastructure and systems.

    Our ability to obtain and retain customers depends on the attractiveness of our service to our customers and on our customer service capabilities. If we are unable at any time during and after our national launch to address customer service issues adequately or to provide a satisfactory customer experience for current or potential customers, our business and reputation may be harmed.

Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail.

    On June 16, 1999, Pitney Bowes filed a patent infringement lawsuit against us. The suit alleges that we are infringing two patents held by Pitney Bowes related to postage application systems and electronic indicia. The suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We answered the complaint on August 6, 1999, denying the allegations of patent infringement and asserting a number of affirmative defenses. Pitney Bowes filed a similar complaint in early June 1999 against one of our competitors, E-Stamp Corporation, alleging infringement of seven Pitney Bowes patents.

    The outcome of the litigation that Pitney Bowes has brought against us is uncertain. Therefore, we can give no assurance that Pitney Bowes will not prevail in its suit against us.

    If Pitney Bowes prevails in its suit against us, we may be prevented from selling postage on the Internet. Alternatively, the Pitney Bowes suit could result in limitations on how we implement our service, delays and costs associated with redesigning our service and payments of license fees and other payments. Thus, if Pitney Bowes prevails in its suit against us, our business could be severely harmed or fail.

    In addition, the litigation could result in significant expenses and diversion of management time and other resources.

    On August 17, 1998, Pitney Bowes issued a press release stating that it holds dozens of US patents related to computer-based postage metering and that it intended to engage in discussions with other marketers of computer-based postal products to license Pitney Bowes technology. Prior to Pitney Bowes filing a lawsuit against us, we were in license discussions with Pitney Bowes. We intend to continue these discussions; however, we cannot predict whether these discussions will continue, the outcome of these discussions or the impact of Pitney Bowes' intellectual property claims on our business or the Internet postage market. If Pitney Bowes is able to prevail in its claims against us and if we do not enter into a license relationship with Pitney Bowes, our business could be impacted severely or fail. In addition, as described above, Pitney Bowes could obtain monetary and injunctive relief against us.

The Internet postage and shipping markets are new and uncertain and our business may not develop.

    The market for Internet postage has not developed, and its development is subject to substantial uncertainty. We cannot assure you that the Internet postage market will develop. We depend on the commercial acceptance of our Internet Postage service. We cannot predict if our target customers will choose the Internet as a means of purchasing postage, or if customers will be willing to pay a fee to use our service, or if potential users will select our system over our competitors. Our target customers often have alternatives to the US Postal Service and shipping services, including online invoicing, bill payment and financial transactions. The General Accounting Office, in a report issued on October 21, 1999, stated that competition from these alternatives could lead to substantial declines in the U.S. Postal Service's First Class Mail volume in the next decade. Such trends could limit the market opportunity for our Internet Postage service.

    In addition, if the iShip.com acquisition is completed, we will enter the market for online shipping services. There can be no assurance that iShip.com will succeed as a business. The market for online shipping services is new and uncertain and may not develop. iShip.com faces many risks frequently experienced by early stage companies and companies in new, rapidly changing markets. iShip.com has not released its services commercially. It currently has no customers and no revenues, and its ability to obtain and retain customers will depend on the attractiveness of its service to its customers and on its customer service capabilities. If iShip.com experiences significant system, customer service, security or other problems once it begins commercial operation, customers may stop using or refuse to try iShip.com's services. In addition, shippers may terminate or limit their relationships with iShip.com. The occurrence of these problems could have a material adverse effect on iShip.com's and our business, financial condition or results of operations.

The integration of our company and iShip.com will present significant challenges. We may not be able to realize the benefits we anticipate from the acquisition of iShip.com.

    The iShip.com acquisition is subject to a number of contingencies, including approval of the acquisition by the stockholders of both iShip.com and Stamps.com and other customary closing conditions. As a result, there can be no assurance that the iShip.com acquisition will be completed. If the acquisition is not completed, the trading price of our common stock may fall.

    If the iShip.com acquisition is completed, we will face significant challenges in integrating organizations, operations, technology, product lines and services in a timely and efficient manner and in retaining key personnel and strategic partnerships of both companies. Cost synergies, revenue growth, technological development and other synergistic benefits may not materialize. Diversion of management attention, loss of management-level and other highly qualified employees, and an inability to integrate management, systems and operations of these two companies may all result from the acquisition. The failure to integrate our company and iShip.com successfully and to manage the challenges presented by the integration process may result in our company and iShip.com not achieving the anticipated potential benefits of the acquisition. Delays encountered in the transition process could have a material adverse effect upon the combined company.

    Further, the physical expansion in facilities that would occur as a result of this acquisition may result in disruptions that seriously impair our business. In particular, if the iShip.com acquisition is completed, we will have operations in multiple facilities in geographically distant areas. We are not experienced in managing facilities or operations in geographically distant areas.

We have a history of losses and expect to incur losses in the future, and we may never achieve profitability.

    As of September 30, 1999, we had not generated any revenues and had a deficit accumulated during the development stage of $27.3 million. Our lack of revenues can be attributed primarily to the fact that our Internet Postage service had not been released commercially until October 22, 1999. Due to the need to establish our brand and service, we expect to incur increasing sales and marketing, research and development, and administrative expenses and therefore could continue to incur net losses for at least the next several years or longer. As a result, we will need to generate significant revenues to achieve and maintain profitability.

    Our ability to generate gross margins generally assumes that if a market for Internet postage develops, we must generate significant revenues from a large base of active customers. We currently charge our customers a fee to use our Internet Postage service. We also are currently offering a special promotion waiving the first month's fee to attract customers and may continue to offer special promotions from time to time. See "Business--Our Internet Postage Service". However, given the lack of an established or proven commercial market for Internet postage, we cannot be sure that customers will be receptive to our fee structure. Even if we are able to establish a sizeable base of users, we still may not generate sufficient gross margins to become profitable. In addition, our ability to generate revenues or achieve profitability could be adversely affected by special promotions or changes to our pricing plans.

    Since inception, iShip.com has not generated any significant revenues and had an accumulated deficit of $5.9 million as of September 30, 1999. If the iShip.com acquisition is completed, we expect that our losses will increase even more significantly because of additional costs and expenses related to:

 .  an increase in the number of employees;

 .  an increase in sales and marketing activities;

 .  additional facilities and infrastructure; and

 .  assimilation of operations and personnel.

    If the iShip.com acquisition is completed, we will record a significant amount of intangibles, the amortization of which will significantly and adversely affect our operating results. Based on our closing price of $66.50 per share on December 3, 1999, we expect these intangibles to equal approximately $482 million, which will be amortized over a four-year period. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to an immediate write-down of up to the full amount of the investment. In such event, our net loss in any given period could be greater than anticipated and the market price of our stock could decline.

If we cannot effectively manage our growth, our ability to provide services will suffer.

    Our reputation and ability to attract, serve and retain our customers depend upon the reliable performance of our Web site, network infrastructure and systems. We have a limited basis upon which to evaluate the capability of our systems to handle controlled or full commercial availability of our Internet Postage service. We have recently expanded our operations significantly, and further expansion will be required to address the anticipated growth in our user base and market opportunities. To manage the expected growth of operations and personnel, we will need to improve existing and implement new systems, procedures and controls. In addition, we will need to expand, train and manage an increasing employee base. We will also need to expand our finance, administrative and operations staff. If the iShip.com acquisition is completed, we will need to assimilate substantially all of iShip.com's operations into our operations.

    We may not be able to manage our growth effectively. Our current expansion has and will continue to place a significant strain on our managerial, operational and financial resources. Our current and planned personnel, systems, procedures and controls may be inadequate to support our future operations. If we are unable to manage our growth effectively or experience disruptions during our expansion, our business will suffer and our financial condition and results of operations will be seriously affected.

If we are unable to maintain and develop our strategic relationships and distribution arrangements, our Internet Postage service may not achieve commercial acceptance.

    We have established strategic relationships with a number of third parties. Our strategic relationships generally involve the promotion and distribution of our service through our partners' products, services and Web sites. Additionally, some of our relationships provide for the inclusion of our logo or promotional offers for our service in packaging and marketing materials utilized by our partners. In return for promoting our service, our partners may receive revenue-sharing opportunities. In order to achieve wide distribution of our service, we believe we must establish additional strategic relationships to market our service effectively. We have limited experience in establishing and maintaining strategic relationships and we may fail in our efforts to establish and maintain these relationships.

    Our current strategic relationships have not yet resulted in significant revenues, primarily because we have only recently commercially released our Internet Postage service. As a result, our strategic partners may not view their relationships with us as significant or vital to their businesses and consequently, may not perform according to our expectations. We have little ability to control the efforts of our strategic partners and, even if we are successful in establishing strategic relationships, these relationships may not be successful.

    In addition, if the iShip.com acquisition is completed, iShip.com will be dependent on strategic relationships with eBay, Mail Boxes Etc., UPS, Yellow Freight Systems and the other major U.S. shipping services. If one or more of these companies terminates or limits its relationship with iShip.com, its business could be severely harmed or fail. iShip.com has limited experience in establishing strategic relationships and it may not be able to develop and maintain them sufficiently for its business to succeed.

We face risks typical of early stage companies and of new and rapidly changing markets.

    You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies and those in new and rapidly evolving markets. These risks include, among other things, our:

 . ability to meet and maintain government specifications for our service, specifically US Postal Service requirements;

 . complete dependence on a service that currently does not have broad market acceptance;

 . need to expand our sales and support organizations;

 . ability to establish and promote our brand name;

 . ability to expand our operations to meet the commercial demand for our service;

 . development of and reliance on strategic and distribution relationships;

 . ability to prevent and respond quickly to service interruptions;

 . ability to minimize fraud and other security risks; and

 . ability to compete with companies with greater capital resources and brand awareness.

If we do not achieve the brand recognition necessary to succeed in the Internet postage market, our business will suffer.

    We must quickly build our Stamps.com brand to gain market acceptance for our service. We believe it is imperative to our long term success that we obtain significant market share for our services before other competitors enter the Internet postage market. We must make substantial expenditures on product development, strategic relationships and marketing initiatives in an effort to establish our brand awareness. In addition, we must devote significant resources to ensure that our users are provided with a high quality online experience supported by a high level of customer service. We cannot be certain that we will have sufficient resources to build our brand and realize commercial acceptance of our service. If we fail to gain market acceptance for our service, our business will suffer dramatically or may fail.

System and online security failures could harm our business and operating results.

    Our services depend on the efficient and uninterrupted operation of our computer and communications hardware systems. In addition, we must provide a high level of security for the transactions we execute. We rely on internally-developed and third-party technology to provide secure transmission of postage and other confidential information. Any breach of these security measures would severely impact our business and reputation and would likely result in the loss of customers. Furthermore, if we are unable to provide adequate security, the US Postal Service could prohibit us from selling postage over the Internet.

    Our systems and operations are vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, break-ins, earthquakes and similar events. We have entered into an Internet hosting agreement with Exodus Communications, Inc. to maintain our Internet postage servers at Exodus' data center in Southern California. Our operations depend on Exodus' ability to protect its and our systems in its data center against damage or interruption. Exodus does not guarantee that our Internet access will be uninterrupted, error-free or secure. Our servers are also vulnerable to computer viruses, physical, electrical or electronic break-ins and similar disruptions. We have experienced minor system interruptions in the past and may experience them again in the future. Any substantial interruptions in the future could result in the loss of data and could completely impair our ability to generate revenues from our service. We do not presently have a formal disaster recovery plan in effect. We have business interruption insurance; however, we cannot be certain that our coverage will be sufficient to compensate us for losses that may occur as a result of business interruptions.

    A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Anyone who is able to circumvent our security measures could misappropriate confidential information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by any breach. We rely on specialized technology to provide the security necessary for secure transmission of postage and other confidential information. Advances in computer capabilities, new discoveries in security technology, or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data. Should someone circumvent our security measures, our reputation, business, financial condition and results of operations could be seriously harmed. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information. As a result, we may be required to expend a significant amount of financial and other resources to protect against security breaches or to alleviate any problems that they may cause.

If we do not expand our product and service offerings, our business may not grow.

    We may establish subsidiaries, enter into joint ventures or pursue the acquisition of new or complementary businesses, products or technologies in an effort to enter into new business areas, diversify our sources of revenue and expand our product and service offerings outside the Internet postage market. With the exception of our agreement to acquire iShip.com, we have no commitments or agreements and are not currently engaged in discussions for any material acquisitions or investments. We continue to evaluate incremental revenue opportunities and derivative applications of our technology such as ticketing, couponing and enterprise mailing systems and plan to pursue and develop those opportunities with strategic partners and investors. For instance, we announced on November 16, 1999 the formation of a subsidiary, EncrypTix, to develop secure printing opportunities in the events, travel and financial services industries. To the extent we pursue new or complementary businesses, we may not be able to expand our service offerings and related operations in a cost-effective or timely manner. We may experience increased costs, delays and diversions of management's attention when integrating any new businesses or service. We may lose key personnel from our operations or those of any acquired business. Furthermore, any new business or service we launch that is not favorably received by users could damage our reputation and brand name in the Internet postage or other markets that we enter. We also cannot be certain that we will generate satisfactory revenues from any expanded services or products to offset related costs. Any expansion of our operations would also require significant additional expenses, and these efforts may strain our management, financial and operational resources. Additionally, future acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the assumption of known and unknown liabilities, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our business, financial condition and operating results. New issuances of securities may also have rights, preferences and privileges senior to those of our common stock.

Fluctuations in our operating results could cause our stock price to fall.

    Prior to our commercial launch on October 22, 1999, we had not generated any revenues from our operations. Accordingly, we have a limited basis upon which to predict future operating results. We expect that our revenues, margins and operating results will fluctuate significantly due to a variety of factors, many of which are outside of our control. These factors include:

 . the success of the commercial release of our Internet Postage service;

 . the costs of defending ourselves in the Pitney Bowes litigation or against other intellectual property claims;

 . the costs of our marketing programs to establish and promote the Stamps.com brand name;

 . the demand for our Internet Postage service;

 . our ability to develop and maintain strategic distribution relationships;

 . the number, timing and significance of new products or services introduced by both us and our competitors;

 . our ability to develop, market and introduce new and enhanced services on a timely basis;

 . the level of service and price competition;

 . the increases in our operating expenses as we expand operations; and

 . general economic factors.

    Our cost of revenues includes costs for systems operations, customer service, Internet connection and security services; all of these costs will fluctuate depending upon the demand for our service. In addition, a substantial portion of our operating expenses is related to personnel costs, marketing programs and overhead, which cannot be adjusted quickly and are therefore relatively fixed in the short term. Our operating expense levels are based, in significant part, on our expectations of future revenues. If our expenses precede increased revenues, both gross margins and results of operations would be materially and adversely affected.

    Due to the foregoing factors and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations will be below the expectations of public market analysts and investors. In this event, the market price of our common stock is likely to fall.

We rely on a relatively new management team and need additional personnel to grow our business.

    Our management team is relatively new. We hired our Chairman and Chief Executive Officer in October 1998, our President and Chief Operating Officer in October 1999 and our Chief Financial Officer in September 1998. There can be no assurance that we will successfully assimilate our recently hired managers or that we can successfully locate, hire, assimilate and retain qualified key management personnel. Our business is largely dependent on the personal efforts and abilities of our senior management, including our Chairman and Chief Executive Officer, our President and Chief Operating Officer, and our Chief Financial Officer. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could have a material adverse effect on our results of operations and financial condition.

    Our future success depends on our ability to attract, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Also, if we complete the iShip.com acquisition, our success will also depend on a successful integration of iShip.com's management with our senior management team. We plan to hire additional personnel in all areas of our business. Competition for qualified personnel is intense, particularly in the Internet and high technology industries. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. Further, we may be unable to retain the employees we currently employ or attract additional technical personnel. The failure to retain and attract the necessary personnel could seriously harm our business, financial condition and results of operations.

Third party assertions of violations of their intellectual property rights could adversely affect our business.

    In addition to the Pitney Bowes claim described above, as is customary with technology companies, we may receive or become aware of correspondence claiming potential infringement of other parties' intellectual property rights. We could incur significant costs and diversion of management time and resources to defend claims against us regardless of their validity. We may not have adequate resources to defend against these claims and any associated costs and distractions could have a material adverse effect on our business, financial condition and results of operations. As an alternative to litigation, we may seek licenses for other parties' intellectual property rights. We may not be successful in obtaining all of the necessary licenses on commercially reasonable terms, if at all.

A failure to protect our own intellectual property could harm our competitive position.

    We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect our rights in our products, services, know-how and information. We have three issued US patents and have filed 19 patent applications in the United States, and one international patent application. We have also applied to register several trademarks and service marks. We plan to apply for other patents in the future. We may not receive patents for any of our patent applications. Even if patents are issued to us, claims issued in these patents may not protect our technology. In addition, any of our patents might be held invalid or unenforceable by a court. If our patents fail to protect our technology, our competitive position could be harmed. Even if our patents are upheld or are not challenged, third parties may develop alternative technologies or products without infringing our patents. We generally enter into confidentiality agreements with our employees, consultants and other third parties to control and limit access and disclosure of our confidential information. These contractual arrangements or other steps taken to protect our intellectual property may not prove to be sufficient to prevent misappropriation of technology or deter independent third party development of similar technologies. Additionally, the laws of foreign countries may not protect our services or intellectual property rights to the same extent as do the laws of the United States.

    In addition, if the iShip.com acquisition is completed, we will face additional risks that third parties will challenge iShip.com's intellectual property rights. The costs of defending against any such litigation, including the diversion of management time and resources, could adversely affect our business, financial condition and results of operations. The loss of any intellectual property litigation could severely limit iShip.com's operations, cause it to pay license fees, or prevent it from doing business.

    iShip.com also has applied for one patent for its intellectual property. The failure to obtain this patent, or to obtain patents on future proprietary technology or trademark protection for its brand name, could have a material adverse effect on iShip.com's and our business, financial condition and results of operations.

If the internal and third-party equipment and software that we use are not Year 2000 compliant, our operating results, brand and reputation could be impaired and we could lose customers.

    Many existing computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. If not corrected, there could be system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements.

    We use and depend on third-party equipment and software that may not be Year 2000 compliant. If Year 2000 issues prevent our users from accessing the Internet or our service, purchasing postage or using their credit cards, our business and operations will suffer. Any failure of our third-party equipment or software to operate properly could result in system and online security failures and require us to incur unanticipated expenses, resulting in serious harm to our business, operating results and financial condition. For example, we rely on the US Postal Service's secure postage accounting vault to purchase postage credit for our customers. If the US Postal Service systems are not Year 2000 compliant, users of our service may not be able to purchase additional postage.

    Our failure to make our service Year 2000 compliant could result in:

 .  a decrease in sales of our service;

 . an increase in the allocation of resources to address Year 2000 problems of our users without additional revenue commensurate with the dedication of our resources; and

 . an increase in litigation costs relating to losses suffered by our users due to Year 2000 problems.

    Furthermore, the purchasing patterns of users or potential users may be affected by Year 2000 issues as companies expend significant resources to correct their current systems. These expenditures may result in reduced funds available to purchase our service, which could seriously harm our business, operating results and financial condition. We have conducted a preliminary review of our internal computer systems to identify the systems that could be affected by the Year 2000 issue. Based on this preliminary review, we believe that our internal software systems are Year 2000 compliant. However, we continually evaluate our systems and intend to develop a contingency plan to address any Year 2000 issues.

    At this time, we have not yet developed a contingency plan to address situations that may result if we, or our vendors, are unable to achieve Year 2000 compliance. While we do not believe a contingency plan is necessary, the cost of developing and implementing this plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be Year 2000 compliant could have material adverse consequences for us. These consequences could include service interruptions or other difficulties in operating our service effectively or conducting other fundamental parts of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000".

Our growth and operating results could be impaired if we are unable to meet our future capital requirements.

    We believe that our current cash balances and the proceeds of this offering will allow us to fund our operations, including the operation of iShip.com following its anticipated acquisition, for at least the next 24 months. However, we may require substantial working capital to fund our business and we may need to raise additional capital. We cannot be certain that additional funds will be available on satisfactory terms when needed, if at all. Our future capital needs depend on many factors, including:

 .  market acceptance of our postage and shipping services;

 .  the level of promotion and advertising of our postage and shipping services;

 .  the level of our development efforts;

 . rate of customer acquisition and retention of our postage and shipping services; and

 .  changes in technology.

    The various elements of our business and growth strategies, including our plans to support fully the commercial release of our service, our introduction of new products and services and our investments in infrastructure will require additional capital. If we are unable to raise additional necessary capital in the future, we may be required to curtail our operations significantly or obtain funding through the relinquishment of significant technology or markets. Also, raising additional equity capital would have a dilutive effect on existing stockholders.

We could be required to register as an investment company and become subject to substantial regulation that would interfere with our ability to conduct our business.

    We plan to invest the proceeds of this offering in short-term instruments consistent with prudent cash management and not primarily for the purpose of achieving investment returns. This could result in our being treated as an investment company under the Investment Company Act of 1940 and therefore being required to register as an investment company under the Investment Company Act. The Investment Company Act requires the registration of companies which are engaged primarily in the business of investing, reinvesting or trading in securities or which are engaged in investing, reinvesting, owning, holding or trading in securities and over 40% of whose assets on an unconsolidated basis (other than government securities and cash) consist of investment securities. While we do not believe that we are engaged primarily in the business of investing, reinvesting or trading in securities, we may invest our cash and cash equivalents in government securities to the extent necessary to avoid having over 40% of our assets consist of investment securities. Government securities are defined as securities issued by the U.S. government and certain federal agencies. These securities generally yield lower rates of income than other short-term instruments in which we have invested to date. Accordingly, investing substantially all of our cash and cash equivalents in government securities could result in lower levels of interest income, which could cause our losses to increase.

    If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons, if any, and other matters, incur substantial costs and experience a disruption of our business. Application of the provisions of the Investment Company Act to us would materially and adversely affect our business, prospects, financial condition and results of operations.

Our management has broad discretion over use of the proceeds from this offering and may not use the proceeds effectively.

    The net proceeds of this offering will be approximately $315.6 million at an assumed price to public of $66.50 per share, which was our closing price on December 3, 1999, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. Our management will retain broad discretion as to the allocation of the proceeds of this offering. See "Use of Proceeds".

                    We face risks associated with our market

If we do not respond effectively to technological change, our service could become obsolete and our business will suffer.

    The development of our service and other technology entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online operations. The Internet and the electronic commerce industry are characterized by:

 .  rapid technological change;

 .  changes in user and customer requirements and preferences;

 .  frequent new product and service introductions embodying new technologies;
   and

 .  the emergence of new industry standards and practices.

    The evolving nature of the Internet or the Internet postage market could render our existing technology and systems obsolete. Our success will depend, in part, on our ability to:

 .  license or acquire leading technologies useful in our business;

 .  enhance our existing service;

 . develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective users; and

 . respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

    Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not be successful in using new technologies effectively or adapting our technology and systems to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

If we are unable to compete successfully, particularly against large, traditional providers of postage products such as Pitney Bowes who enter the online postage market, our revenues and operating results will suffer.

    The market for Internet postage products and services is new and we expect it to be intensely competitive. At present, E-Stamp has a hardware-based product commercially available and Pitney Bowes and Neopost Industrie are seeking certification through the Information Based Indicia Program and have hardware products available for beta testing. All three of these vendors have also announced that they intend to offer software-based solutions; one of these, Pitney Bowes, has a software-based product in beta testing. If any of our competitors, including Pitney Bowes, could provide the same or similar service as us, our operations could be adversely impacted. See "--Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail".

    Internet postage may not be adopted by customers. These customers may continue to use traditional means to purchase postage, including purchasing postage from their local post office. If Internet postage becomes a viable market, we may not be able to establish or maintain a competitive position against current or future competitors as they enter the market. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition, greater financial, marketing, service, support, technical, intellectual property and other resources than us. As a result, our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than us. This increased competition may result in reduced operating margins, loss of market share and a diminished brand. We may from time to time make pricing, service or marketing decisions or acquisitions as a strategic response to changes in the competitive environment. These actions could result in reduced margins and seriously harm our business.

    If the market for Internet postage develops, we could face competitive pressures from new technologies or the expansion of existing technologies approved for use by the US Postal Service. We may also face competition from a number of indirect competitors that specialize in electronic commerce and other companies with substantial customer bases in the computer and other technical fields. Additionally, companies that control access to transactions through a network or Web browsers could also promote our competitors or charge us a substantial fee for inclusion. Our competitors may also be acquired by, receive investments from or enter into other commercial relationships with larger, better-established and better-financed companies as use of the Internet and other online services increases. In addition, changes in postal regulations could adversely affect our service and significantly impact our competitive position. We may be unable to compete successfully against current and future competitors, and the competitive pressures we face could seriously harm our business.

    If the iShip.com acquisition is completed, we will also compete with companies that provide shipping solutions to businesses. Customers may continue using the direct services of the US Postal Service, UPS and other major shippers, instead of adopting iShip.com's online service. Alternatively, potential competitors with greater resources than iShip.com, such as Pitney Bowes, may develop more successful Internet solutions. In addition, companies including GoShip.com, Intershipper.net, Kewill Systems, PackageNet and SmartShip are competing in shipping services. iShip.com also faces a significant risk that large shipping companies will collaborate in the development and operation of an online shipping system that could make iShip.com's service obsolete.

The success of our business will depend on the continued growth of the Internet and the acceptance by customers of the Internet as a means for purchasing postage.

    Our success depends in part on widespread acceptance and use of the Internet as a way to purchase postage. This practice is at an early stage of development, and market acceptance of Internet postage is uncertain. We cannot predict the extent to which customers will be willing to shift their purchasing habits from traditional to online postage purchasing. To be successful, our customers must accept and utilize electronic commerce to satisfy their product needs. Our future revenues and profits, if any, substantially depend upon the acceptance and use of the Internet and other online services as an effective medium of commerce by our target users.

    The Internet may not become a viable long-term commercial marketplace due to potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. The commercial acceptance and use of the Internet may not continue to develop at historical rates. Our business, financial condition and results of operations would be seriously harmed if:

 . use of the Internet and other online services does not continue to increase or increases more slowly than expected;

 . the infrastructure for the Internet and other online services does not effectively support future expansion of electronic commerce or Internet postage;

 .  concerns over security and privacy inhibit the growth of the Internet; or

 . the Internet and other online services do not become a viable commercial marketplace.

US Postal Service regulation may cause disruptions or the discontinuance of our business.

    We are subject to continued US Postal Service scrutiny and other government regulations. The US Postal Service could change its certification requirements or specifications for Internet postage or revoke the approval of our service at any time. Any changes in requirements or specifications for Internet postage could adversely affect our pricing, cost of revenues, operating results and margins by increasing the cost of providing our Internet postage service. For example, the US Postal Service could decide to charge Internet postage vendors fees for the enrollment of each unique customer of the Internet postage product, which would be a cost that we would either absorb or pass through to customers. The US Postal Service could also decide that Internet postage should no longer be an approved postage service due to security concerns or other issues. Our business would suffer dramatically if we are unable to adapt our Internet Postage service to any new requirements or specifications or if the US Postal Service were to discontinue Internet postage as an approved postage method. Alternatively, the US Postal Service could introduce competitive programs or amend Internet postage requirements to make certification easier to obtain, which could lead to more competition from third parties or the US Postal Service itself. See "--If we are unable to compete successfully, particularly against large, traditional providers of postage products such as Pitney Bowes who enter the online postage market, our revenues and operating results will suffer".

    In addition, US Postal Service regulations may require that our personnel with access to postal information or resources receive security clearance prior to doing relevant work. We may experience delays or disruptions if our personnel cannot receive necessary security clearances in a timely manner, if at all. The regulations may limit our ability to hire qualified personnel. For example, sensitive clearance may only be provided to US citizens or aliens who are specifically approved to work on US Postal Service projects.

Our operating results could be impaired if we or the Internet become subject to additional government regulation and legal uncertainties.

    With the exception of US Postal Service and Department of Commerce regulations, we are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to electronic commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to:

 .  user privacy;

 .  pricing;

 .  content;

 .  copyrights;

 .  distribution;

 .  characteristics and quality of products and services; and

 .  export controls.

    The adoption of any additional laws or regulations may hinder the expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many issues, including property ownership, export of specialized technology, sales tax, libel and personal privacy. Our business, financial condition and results of operations could be seriously harmed by any new legislation or regulation. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could also harm our business.

    We offer our Internet Postage service in multiple states and plan to expand both domestically and internationally. These jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties. Other states and foreign countries may also attempt to regulate our Internet Postage service or prosecute us for violations of their laws. Further, we might unintentionally violate the laws of foreign jurisdictions and those laws may be modified and new laws may be enacted in the future.

If we market our Internet Postage service internationally, government regulation could disrupt our operations.

    One element of our strategy is to provide service in international markets. Our ability to provide service in international markets would likely be subject to rigorous governmental approval and certification requirements similar to those imposed by the US Postal Service. For example, our service cannot currently be used for international mail because foreign postal authorities do not currently recognize information-based indicia postage. If foreign postal authorities accept postage generated by our service in the future, and if we obtain the necessary foreign certification or approvals, we would be subject to ongoing regulation by foreign governments and agencies. To date, efforts to create a certification process in Europe and other foreign markets are in a preliminary stage and these markets may not prove to be a viable opportunity for us. As a result, we cannot predict when, or if, international markets will become a viable source of revenues for a postage service similar to ours.

    Our ability to provide service in international markets may also be impacted by the export control laws of the United States. Our software technology makes us subject to stronger export controls, and may prevent us from being able to export our products and services.

    If we achieve significant international acceptance of our Internet Postage service, our business activities will be subject to a variety of potential risks, including the adoption of laws and regulatory requirements, political and economic conditions, difficulties protecting our intellectual property rights and actions by third parties that would restrict or eliminate our ability to do business in these jurisdictions. If we begin to transact business in foreign currencies, we will become subject to the risks attendant to transacting in foreign currencies, including the potential adverse effects of exchange rate fluctuations.

            We face risks associated with our stock in this offering

Our stock price could fluctuate significantly, which could result in substantial losses to investors.

    The market price of our common stock could fluctuate significantly in response to various factors and events, including:

 .  operating results below market expectations;

 .  developments in, and the outcome of, our litigation with Pitney Bowes;

 . announcements of technological innovations or new products by us or our competitors;

 .  loss of any strategic relationship;

 . changes in, or our failure to meet, financial estimates by securities analysts;

 .  industry developments;

 .  economic and other external factors; and

 .  period-to-period fluctuations in our financial results.

    In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Past stock price performance is not an indication of future performance.

The rights of our stockholders could be adversely affected because of the concentrated control of our stock.

    After this offering, our executive officers, directors and 5% stockholders will control approximately 53.5% of our voting stock. These stockholders will have significant influence and ability to control most matters requiring board and stockholder approval, including a significant corporate transaction like the sale of our company, a change in control, or the terms of future equity financings. These stockholders could use their control in ways that may not be beneficial to you.

Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.

    The provisions of our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law could make it difficult for a third party to acquire us, even it would be beneficial to our stockholders. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prohibit or delay a merger or other takeover of our company, and discourage attempts to acquire us.

Additional shares held by existing stockholders may be sold into the public market in the near future, which could cause our stock price to decline.

    Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. We estimate that prior to the sale of the 5,000,000 shares we are offering by this prospectus, approximately 6.0 million of our 34.9 million shares of outstanding common stock were freely tradeable. On December 22, 1999, upon the expiration of a lock-up entered into in connection with our initial public offering, an additional 2.1 million shares of our outstanding common stock will become available for immediate sale. On the 60th day after the date of this prospectus, the lock-up described below will expire for approximately
6.8 million shares of our outstanding common stock and, on the 90th day after the date of this prospectus, the lock-up described below will expire for all remaining shares subject to the lock-up. All of the shares subject to the lock-up will be available for immediate sale, subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. Of these shares, approximately 22.5 million held by investment funds may be distributed by them from time to time to their investors. Upon distribution, those shares will be available for immediate sale.

    As part of this offering, our executive officers and directors, other significant stockholders and iShip.com's significant stockholders, who will receive at least 95% of the shares of common stock we issue in the proposed acquisition of iShip.com, will execute agreements with the underwriters that they will not offer or sell any shares of common stock for a period of 60 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. On the 60th day after the date of this prospectus, the lock-up will expire for 20% of the shares held by these stockholders. On the 90th day after the date of this prospectus, the lock-up will expire for the remaining 80% of the shares held by these stockholders. Prior to this date, these shares cannot be offered or sold without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to shares reserved for issuance to non-director, non-executive officer employees under existing employee benefit plans. In addition, the merger agreement with iShip.com provides that we are not obligated to file an S-8 registration statement for options assumed in the acquisition until the expiration of the 90 day lock-up period. Goldman, Sachs & Co. may, in its sole discretion, at any time and without notice, release all or a portion of the shares of common stock subject to these agreements. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price for our common stock and could impair our ability to raise capital through a public offering of equity securities.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future business success or financial results. Such forward-looking statements include, but are not limited to, statements as to our expectations regarding:

 .  our commercial release and future revenue opportunities;

 .  the outcome of the Pitney Bowes litigation;

 . the national customer registration campaign for our Internet Postage service;

 .  the integration of iShip.com;

 . the development of the Internet postage and shipping markets and the future growth of our customer base;

 . our future expense levels (including research and development, selling, general and administrative expenses, legal expenses related to the Pitney Bowes litigation and amortization of goodwill and other intangibles);

 .  our strategic relationships and distribution relationships;

 .  our future capital needs;

 .  the effect of the year 2000 situation;

 .  the emergence of new technologies;

 .  our expansion of our marketing and sales force;

 .  our investment in new product development and enhancements;

 .  our expansion into new markets, such as the international postage market;

 .  our acquisitions of complementary products, technologies and businesses;

 .  our use of net proceeds; and

 .  future financial pronouncements.

When we use words such as "believe", "expect", "anticipate" or similar words, we are making forward-looking statements.

    You should note that an investment in our common stock involves risks and uncertainties that could affect our future business success or financial results. Our actual results could differ materially from those anticipated expressly or implicitly in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

    We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before you invest in our common stock, you should be aware that the occurrence of the events described in the risk factors and elsewhere in this prospectus could materially and adversely affect our business, financial condition and operating results. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the 5,000,000 shares of common stock offered by this prospectus will be approximately $315.6 million based upon an assumed price to public of $66.50 per share, which was our closing price on December 3, 1999, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

    Our principal purposes for engaging in this offering are to:

  . fund sales and marketing expenses, principally strategic marketing and distribution partnerships and advertising;

  .  fund development of our technology;

  .  increase the size of the public float for our common stock; and

  . fund working capital, legal expenses associated with the Pitney Bowes litigation and other general expenses.

    Pending these uses, the net proceeds of the offering will be invested in short-term, income-producing, investment-grade instruments.

    In addition, AOL purchased $6.0 million of our common stock in October 1999 and has agreed to purchase $5.0 million of our common stock concurrent with the closing of this offering.

    From time to time, in the ordinary course of business, we may pursue the acquisition of new or complementary businesses, products or technologies in an effort to enter into new business areas, diversify our sources of revenue and expand our product and service offerings. A portion of the net proceeds may be used to fund acquisitions or investments. Except for the iShip.com acquisition, we currently have no other arrangements, agreements or understandings, and are not engaged in active negotiations for any other material acquisitions or investments.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol "STMP" since June 25, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

1999                                                               High   Low
----                                                              ------ ------
Second Quarter (since June 25, 1999)............................. $17.50 $13.25
Third Quarter....................................................  48.00  22.25
Fourth Quarter (through December 3, 1999)........................  88.25  30.69

    On December 3, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $66.50. As of December 3, 1999, there were approximately 180 stockholders of record.

                                DIVIDEND POLICY

    We have never declared nor paid cash dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table indicates our capitalization as of September 30, 1999 on an actual basis, on an as adjusted basis to give effect to the receipt of the net proceeds from the sale of 5,000,000 shares of common stock at an assumed price to the public of $66.50 per share, which was our closing price on December 3, 1999, after deducting the underwriting discount and commissions and estimated expenses payable by us, and the sale of 327,498 shares to AOL at $33.59 per share, and on an as adjusted pro forma basis to give effect for the proposed iShip.com acquisition as if completed September 30, 1999.

                                                  September 30, 1999
                                         --------------------------------------
                                                      (unaudited)
                                                                As Adjusted and
                                                                   Pro Forma
                                                                   iShip.com
                                          Actual    As Adjusted   Acquisition
                                         --------  ------------ ---------------
                                           (in thousands, except share data)
Line of credit and capital lease
 obligations............................ $  1,972    $  1,972      $  4,000
Stockholders' equity:
 Preferred stock, par value $0.001;
  5,000,000 shares authorized, none
  issued and outstanding................      --          --            --
 Common stock, par value $0.001;
  95,000,000 shares authorized;
  35,569,402 shares issued and
  34,864,807 outstanding; 40,192,305
  issued and outstanding, pro forma as
  adjusted, 46,496,305 issued and
  outstanding, as adjusted and pro forma
  for iShip.com acquisition.............       35          40            46
Additional paid-in capital..............  103,048     428,694       960,688
Notes receivable for stock sales........     (107)       (107)         (107)
Deferred compensation...................   (8,086)     (8,086)      (53,430)
Accumulated deficit during development
 stage..................................  (27,299)    (27,299)      (27,299)
Treasury stock at cost (704,595
 shares)................................     (939)        --            --
                                         --------    --------      --------
 Total stockholders' equity.............   66,652     393,243       879,899
                                         --------    --------      --------
  Total capitalization.................. $ 68,624    $395,215      $883,899
                                         ========    ========      ========

    The number of issued and outstanding shares set forth above excludes, as of December 3, 1999:

  . approximately 1,700,000 shares of our common stock issuable upon exercise of options and warrants to be issued in connection with the proposed iShip.com acquisition;

  . 2,741,537 shares of common stock that may be issued upon exercise of options that may be, but have not yet been, granted under our stock incentive plan or that may be, but have not been, issued under our stock purchase plan, assuming the stockholders approve an increase to the 1999 Stock Incentive Plan from 7,290,000 to 9,790,000; and

  . 7,153,314 shares of common stock that may be issued upon exercise of options and warrants at a weighted average exercise price of $8.21 per share.

                                    DILUTION

    Our actual net tangible book value as of September 30, 1999 was approximately $66.6 million, or $1.91 per share of common stock. Actual net tangible book value per share represents the amount of our actual total tangible assets less actual total liabilities divided by the actual number of shares of common stock outstanding as of September 30, 1999. Without taking into account any other changes in actual net tangible book value, other than to give effect to the receipt of the net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed price to public of $66.50, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the sale of 327,498 shares of common stock to AOL at a purchase price of $33.59 per share, the net tangible book value as of September 30, 1999 would have been approximately $393.2 million or $9.78 per share of common stock. This represents an immediate increase in actual net tangible book value of $7.87 per share to existing stockholders and an immediate dilution in net tangible book value of $56.72 per share to investors purchasing common stock in this offering.

    The following table illustrates this per share dilution:

Assumed price to public per share.................................       $66.50
  Actual net tangible book value per share as of September 30,
   1999........................................................... $1.91
  Increase per share attributable to new investors................  7.87
                                                                   -----
Net tangible book value per share after this offering.............         9.78
                                                                         ------
Dilution per share to new investors...............................       $56.72
                                                                         ======

    If the actual net tangible book value per share as of September 30, 1999 was adjusted to give pro forma effect to the proposed iShip.com acquisition as if it was completed on September 30, 1999, it would have been $1.74 per share and the pro forma net tangible book value per share after this offering would have been $8.56, representing an increase in the pro forma net tangible book value per share of $6.82 per share and a dilution in net tangible net book value per share of $57.94 to investors purchasing common stock in this offering.

    The following table summarizes, on an as adjusted basis as of September 30, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors. The information for new investors is based on an assumed price to public in this offering of $66.50 per share, which was our closing price on December 3, 1999, for 5,000,000 shares after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and $33.59 per share for 327,498 shares sold to AOL.

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 34,864,807   86.7% $ 93,122,884   22.2%  $ 2.67
New investors.................  5,327,498   13.3   326,590,625   77.8   $61.30
                               ----------  -----  ------------  -----
  Total....................... 40,192,305  100.0% $419,713,509  100.0%
                               ==========  =====  ============  =====

    The foregoing table assumes no exercise of the underwriters' over-allotment option or shares underlying outstanding options and warrants. As of September 30, 1999, options and warrants to purchase 6,427,716 shares of common stock were outstanding at a weighted average exercise price of $4.83 per share. To the extent that these options are exercised, new investors will experience further dilution.

    The preceding tables also exclude up to 8,000,000 shares of common stock to be issued in connection with the proposed iShip.com acquisition.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from inception through December 31, 1998 and the balance sheet data at December 31, 1998, are derived from our financial statements which have been audited by Arthur Andersen LLP, our independent public accountants, and are included elsewhere in this prospectus. The statements of operations data for the period January 9, 1998 (inception) through September 30, 1998 and the nine month period ended September 30, 1999, and the balance sheet data at September 30, 1999, are derived from our unaudited interim financial statements included elsewhere in this prospectus. The statement of operations data displayed in the "Pro Forma for iShip.com Acquisition" column give effect to the proposed iShip.com acquisition as if it were completed on January 1, 1999, using an estimated purchase price of $532.0 million, based on our closing price of $66.50 per share on December 3, 1999. The pro forma general and administrative expenses include expense related to the amortization of intangibles, which was $98.8 million for the nine months ended September 30, 1999. The balance sheet data displayed in the "As Adjusted and Pro Forma for iShip.com Acquisition" column reflect the application of proceeds from the offering as well as the proposed iShip.com acquisition as if it were completed on September 30, 1999. Our unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Please be advised that historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                 Nine Months Ended
                                                                September 30, 1999
                            Period from                      -------------------------
                          January 9, 1998    Period from
                          (inception) to   January 9, 1998               Pro Forma for
                           December 31,     (inception) to                 iShip.com
                               1998       September 30, 1998   Actual     Acquisition
                          --------------- ------------------ ----------- -------------
                                             (unaudited)     (unaudited)  (unaudited)
                                     (in thousands, except per share data)
Statement of Operations
 Data:
Revenues................      $   --           $   --         $    --      $     --
Costs and expenses:
 Research and
  development...........        1,532              548           5,049         6,542
 Sales and marketing....          632              --           10,856        11,090
 General and
  administrative........        2,016            1,126           8,276       109,092
                              -------          -------        --------     ---------
  Total costs and
   expenses.............        4,180            1,674          24,181       126,724
                              -------          -------        --------     ---------
Loss from operations....       (4,180)          (1,674)        (24,181)     (126,724)
Interest expense, net...          (16)              (2)          1,078         1,214
                              -------          -------        --------     ---------
Net loss................      $(4,196)         $(1,676)       $(23,103)    $(125,510)
                              =======          =======        ========     =========
Basic and diluted net
 loss per share.........      $ (0.85)         $ (0.35)       $  (1.59)    $   (6.03)
                              =======          =======        ========     =========
Pro forma basic and
 diluted net loss per
 share..................      $ (0.36)         $ (0.17)       $  (0.74)    $   (3.34)
                              =======          =======        ========     =========
Weighted average shares
 outstanding used in
 basic and diluted net
 loss per share
 calculation............        4,956            4,738          14,496        20,800
Weighted average shares
 outstanding used in pro
 forma basic and diluted
 net loss per share
 calculation............       11,593            9,613          31,260        37,564

                                                As of September 30, 1999
                                         ---------------------------------------
                                                                 As Adjusted and
                               As of                              Pro Forma for
                            December 31,                            iShip.com
                                1998       Actual    As Adjusted   Acquisition
                            ------------ ----------- ----------- ---------------
                                         (unaudited) (unaudited)   (unaudited)
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents..............    $ 3,470      $61,198    $387,789      $393,311
Working capital...........      1,385       61,380     387,971       392,470
Intangibles, net..........        --           --          --        481,523
Total assets..............      4,426       74,185     400,776       890,148
Line of credit, capital
 lease obligations and
 other long-term
 liabilities..............      1,473        1,972       1,972         4,000
Redeemable preferred
 stock....................      5,978          --          --            --
Total stockholders' equity
 (deficit)................     (3,951)      66,652     393,243       879,899

   Our statement of operations data for the period from inception through December 31, 1998 excludes approximately $35,000 of expenses incurred prior to incorporation. Prior to incorporation, the founders primarily investigated the feasibility of entering into the US Postal Service's Information Based Indicia Program and initiated the certification process.

   Please refer to note 1 of the notes to our financial statements for a description of the method used to compute basic and diluted loss per share and pro forma basic and diluted loss per share. Our pro forma calculations give effect to the conversion of all outstanding shares of our preferred stock into common stock upon closing of our initial public offering as if such conversion occurred at inception or the date of original issue, if later.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the "Selected Financial Data" and the Company's financial statements and the related notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results including those set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

    Stamps.com offers a convenient, cost-effective and easy-to-use service for purchasing and printing postage over the Internet. We were incorporated in January 1998. On October 22, 1999, we commercially launched our Internet Postage service. To date, our operating activities have consisted primarily of our efforts to promote our brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our Web site and associated systems that we use to process customers' orders and payments. As of November 29, 1999, our customer base consisted of over 30,000 users who had downloaded our software and registered for our service.

    We currently offer a single service plan to our users. The plan is month-to-month and a user can cancel service at any time. Under our plan, a user purchases postage at cost and is charged a monthly convenience fee based upon how much postage he or she uses during the month. The current plan assesses a convenience fee of 10% of the value of postage printed during a month. There is a minimum monthly fee of $1.99 and a maximum monthly fee of $19.99. Convenience fees are calculated and charged at the end of a monthly billing cycle. From time to time, we may offer special promotions to attract new customers. For instance, in November 1999, we began a promotion to waive the first month's convenience fee for new customers. In addition, new customers receive $25 in free postage, which is automatically credited to the user's account when he or she enrolls in the service. Although we have established this single pricing plan and are currently offering the special promotion described above, we may need to change our pricing plans or promotions given the lack of an established or proven commercial market for Internet postage. In addition, our ability to generate revenues or achieve profitability could be adversely affected by special promotions or changes to our pricing plans. See "Risk Factors--We have a history of losses and expect to incur losses in the future, and we may never achieve profitability".

    Certain options and shares granted to our employees from January 9, 1998 (inception) through September 30, 1999 have been considered to be compensatory. Deferred compensation associated with such options and shares amounted to $1.25 million for the fiscal year ended December 31, 1998 and $9.51 million for the nine months ended September 30, 1999. Of these amounts, $167,000 was charged to operations for the fiscal year ended December 31, 1998, $2.51 million was charged to operations for the nine months ended September 30, 1999 and the balance of $8.1 million will be amortized over the vesting periods of the applicable options through the fiscal year ending December 31, 2003.

    In October 1999, we signed a definitive agreement to acquire iShip.com, a privately-held company located in Bellevue, Washington. iShip.com has developed Web-based technology that provides a complete, one-stop shipping and tracking solution. iShip.com's tools are designed to help consumers, small businesses and large corporations price, ship, track and manage shipments over the Internet. iShip.com's service will enable comparison of rates and services among multiple carriers, including Airborne Express, Federal Express, UPS, the US Postal Service and Yellow Freight.

    Upon completion of this acquisition, up to 8,000,000 shares of our common stock will be issued in exchange for all outstanding iShip.com capital stock, options and warrants. In addition, if the iShip.com acquisition is completed, we will record a significant amount of intangibles, the amortization of which will significantly and adversely affect our operating results. Based on our closing price of $66.50 per share on December 3, 1999, we expect these intangibles to equal approximately $482 million, which will be amortized over a four-year period. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to an immediate write-down of up to the full amount of the investment. In this event, our net loss in any given period could be greater than anticipated. We anticipate that the iShip.com acquisition will close during the first quarter of 2000. The iShip.com acquisition is subject to a number of closing conditions, including stockholder approval by both iShip.com and Stamps.com and other customary conditions. As a result, we cannot be certain that the iShip.com acquisition will be completed.

Results of Operations

Costs and Expenses

    Sales and Marketing. Sales and marketing expenses principally consist of costs associated with our strategic relationships, advertising and promotional expenditures, compensation and related expenses for personnel engaged in marketing and business development activities. Sales and marketing expenses for the nine months ended September 30, 1999 were $10.9 million. We began our first phase of beta testing in August 1998 and therefore we incurred no sales and marketing expenses during the nine months ended September 30, 1998. The increase in sales and marketing expenses is principally due to our marketing campaign and advertising of the launch of our Internet Postage solution in October 1999, as well as to an increase in marketing personnel. We expect sales and marketing expenses to increase significantly as we fully roll out our Internet Postage service and continue to promote our brand through new strategic relationships and marketing campaigns.

    Research and Development. Research and development expenses principally consist of compensation for personnel involved in the development of our Internet Postage service and expenditures for consulting services and third-party software. Research and development expenses for the nine months ended September 30, 1999 were $5.0 million compared to $0.5 million for the period from January 9, 1998 (inception) to September 30, 1998. The increase is due to higher personnel and consulting costs and costs associated with the ongoing development of our Internet Postage service. We believe that significant investments in research and development are required to remain competitive and expect to incur increasing research and development expenses.

    General and Administrative. General and administrative expenses principally consist of compensation and related costs for executive and administrative personnel, facilities fees, fees for legal and other professional services, and amortization of deferred compensation. General and administrative expenses for the nine months ended September 30, 1999 were $8.3 million compared to $1.1 million for the period from January 9, 1998 (inception) to September 30, 1998. Of the $7.2 million increase, $2.5 million is due to amortization of deferred compensation. The remaining increase is principally due to increased headcount and the expansion of our facilities related to the growth of our business, as well as to legal fees related to the Pitney Bowes patent infringement claim. We expect general and administrative expenses to increase as we grow our business and incur additional costs related to the Pitney Bowes patent infringement claim.

  Interest Income (Expense), Net. Interest income (expense), net consists of income from our cash and cash equivalents net of interest expense related to financing our obligations. Interest income (expense), net for the nine months ended September 30, 1999 was $1.1 million compared to $(2,000) for the period from January 9, 1998 (inception) to September 30, 1998. This increase is due to earnings on a higher average cash equivalent balance as a result of our initial public offering in June 1999.

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

Results of Operations--iShip.com

    Since inception, iShip.com has incurred significant operating losses and has generated no sales to date. During the nine months ended September 30, 1999, iShip.com recorded a net loss of approximately $3.6 million. During the nine months ended September 30, 1999, iShip.com incurred total operating expenses of approximately $3.8 million, which consisted primarily of general and administrative and research and development expenses. At September 30, 1999, iShip.com had working capital of approximately $4.5 million and a total accumulated deficit of approximately $5.9 million.

Liquidity and Capital Resources

    As of September 30, 1999, we had approximately $61.2 million in cash and cash equivalents. In June 1999, we completed an initial public offering in which the underwriters sold to the public 5,750,000 shares of common stock at $11.00 per share. Our net proceeds from the offering were $10.23 per share, or $58.8 million in the aggregate. We regularly invest excess funds in short-term money market funds and commercial paper and we do not engage in hedging or speculative activities.

    In October 1999, we entered into a distribution and marketing agreement with AOL that will require aggregate payments by us of $56.0 million through April 2002. In addition, under this agreement, AOL purchased $6.0 million of our common stock in October 1999 and has agreed to purchase $5.0 million of our common stock concurrent with the closing of this offering. AOL also holds a three-year warrant to purchase up to 50% of the total number of shares it purchases from us. See "Description of Capital Stock--America Online Investment".

    In May 1999, we entered into a facility lease agreement for our corporate headquarters with aggregate minimum lease payments of approximately $4.8 million through May 2004. We also entered into an agreement with Intuit/Quicken.com in May 1999, which requires aggregate payments by us of $3.3 million through 2000.

    Net cash used in operating activities was $22.6 million for the nine months ended September 30, 1999 compared to $1.4 million for the period from January 9, 1998 (inception) to September 30, 1998. The increase in net cash used in operating activities resulted primarily from increases in net loss, principally due to sales and marketing expenses as well as research and development and general expenditures.

    Net cash used in investing activities was $4.8 million for the nine months ended September 30, 1999 compared to $0.2 million for the period from January 9, 1998 (inception) to September 30, 1998. The increase in net cash used in investing activities resulted primarily from increased capital expenditures for computer equipment, purchased software and office equipment.

    Net cash provided by financing activities was $85.1 million for the nine months ended September 30, 1999 compared to $2.3 million for the period from January 9, 1998 (inception) to September 30, 1998. The increase in net cash provided by financing activities resulted principally from the initial public offering in June 1999.

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

    We anticipate that our current cash balances together with the proceeds of this offering will be sufficient to fund our operations and the operations of iShip.com after its acquisition for at least the next 24 months. However, we may require substantial working capital to fund our business and may need to raise additional capital. We cannot be certain that additional funds will be available on satisfactory terms when needed, if at all. See "--Our growth and operating results could be impaired if we are unable to meet our future capital requirements".

Year 2000

    Many existing computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. If not corrected, there could be system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements.

    The US Postal Service requires participants in the Information Based Indicia Program to maintain Year 2000 compliant systems and software. As a result, we have reviewed the Year 2000 compliance of our systems. This review has included testing to determine how the systems will function at and beyond the Year 2000. Since inception, we have internally developed substantially all of the systems for the operation of our Internet Postage service. These systems include the software used to provide customer interaction and transactional and distribution functions to our service, as well as monitoring and back-up capabilities. Based upon assessments to date, we believe that our systems are Year 2000 compliant and, accordingly, we have submitted Year 2000 readiness disclosure statements to the US Postal Service to indicate our Year 2000 compliance. However, we cannot be sure how our software will integrate with other vendor-provided software.

    We use and depend on third-party equipment and software, including systems operated by the US Postal Service, which may not be Year 2000 compliant. Consequently, our ability to address Year 2000 issues is, to a large extent, dependent upon the Year 2000 readiness of these third parties' hardware and software products. We are currently assessing the Year 2000 readiness of other third-party supplied software, computer technology and other services, and of our vendors. We have initiated communications or obtained information from our vendors and suppliers of third-party equipment and software to validate that their products and systems are Year 2000 compliant. Based on the representations that we have received and obtained from our third-party vendors and suppliers, we believe that their systems are Year 2000 compliant. We will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors, and computer technology and service that may fail to be Year 2000 compliant.

    To date, the expenses associated with the assessment of our Year 2000 compliance have not been material and costs related to a potential remediation plan cannot be determined at this time. If Year 2000 issues prevent our users from accessing the Internet or our service, purchasing postage or using their credit cards, our business and operations will suffer. Any failure of third-party equipment or software to operate properly could require us to incur unanticipated expenses, which could seriously harm our business, operating results and financial condition. For example, we rely on the US Postal Service's secure postage accounting vault to purchase postage credit for our customers. If the US Postal Service systems are not Year 2000 compliant, users of our service may not be able to purchase additional postage.

    The Year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the Year 2000 compliance of the computer systems and financial

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

services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential Year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these resources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to Year 2000 compliance. Despite this fact, it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of Year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or to use their credit cards or other electronic payment methods would have an adverse effect on demand for our services and would harm our results of operations.

    At this time, we have not yet developed a contingency plan to address situations that may result if we, or our vendors, are unable to achieve Year 2000 compliance. While we do not believe that it will be necessary to develop a contingency plan, the cost of developing and implementing this plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be Year 2000 compliant could have material adverse consequences for us. These consequences could include service interruptions or other difficulties in operating our service effectively or conducting other fundamental parts of our business.

Recently Issued Accounting Pronouncements

    The American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. Currently, we capitalize costs of computer software obtained for internal use in our network operations. These capitalized costs are amortized based on their estimated useful life. Payroll and related costs are not capitalized, as the amounts are immaterial and principally relate to maintenance. Purchased or leased computer software used in research and development activities are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs". Statement of Financial Accounting Standards No. 2 generally requires all research and development costs to be charged to expense when incurred if no alternative future uses exist. Statement of Position No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of Statement of Position No. 98-1 will have a material impact on our financial statements.

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

                                    BUSINESS

    This prospectus contains forward looking statements that involve risks and uncertainties. Actual results and the timing of events could differ materially from those projected in the forward looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Our Company

    We offer a convenient, cost-effective and easy-to-use service for purchasing and printing postage over the Internet. Our core service is approved by the US Postal Service and enables users to print information-based indicia, or electronic stamps, directly onto envelopes, labels or business documents using ordinary laser or inkjet printers. Our service is currently the only commercially available offering that requires no additional hardware to purchase and print postage; the user's existing PC, printer and Internet setup are sufficient. Accessing our service is simple. Our free software can be downloaded from the Internet or installed from a free CD-ROM. After installing the software and completing a brief registration process, customers can purchase and print postage 24 hours a day, seven days a week from their PCs. Customers are charged a monthly convenience fee based on usage of our service. Our technology meets strict US government security standards and our service incorporates US Postal Service-mandated address verification features to enhance the efficiency of mail processing and delivery. In addition, our Internet Postage service is designed to interact with word processing, contact and address management, accounting and corporate applications to stamp letters, invoices, statements, checks and other business documents automatically.

    On October 22, 1999, we commercially launched our Internet Postage service. As of November 29, 1999, our customer base consisted of over 30,000 users who had downloaded our software and registered for our service.

Overview of Our Industry

 Growth of Internet Commerce

    The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth of the Internet and its commercial use, including:

 .  the large and growing usage of personal computers in homes and businesses;

 .  improvements in network infrastructure and bandwidth;

 .  easier and cheaper access to the Internet;

 .  increased awareness of the Internet among consumer and business users; and

 .  the rapidly expanding availability of online content and commerce.

    According to International Data Corporation, the number of Web users worldwide will grow from an estimated 142.2 million in 1998 to 502.4 million by 2003. In addition, International Data Corporation estimates that the percentage of Web users buying goods and services on the Internet will grow from 22% in December 1998 to 36% in December 2003. International Data Corporation further estimates that the total value of goods and services purchased over the Web will increase from approximately $50.4 billion in 1998 to approximately $1.3 trillion in 2003. Business-to-business commerce on the Internet is expected to contribute significantly to the future growth of Internet commerce. For example, International Data Corporation estimates that business-to-consumer commerce on the Internet will grow from approximately $14.9 billion in 1998 to approximately $177.7 billion in 2003 while business-to-business commerce on the Internet will grow from approximately $35.5 billion in 1998 to approximately $1.1 trillion in 2003.

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

Rapid Growth in Internet Usage by Small Businesses

    The small office/home office and small business markets represent a large and growing customer segment. According to International Data Corporation, there were a combined 44.7 million small businesses and home offices in the United States in 1998, a number which International Data Corporation forecasts will grow to 57.6 million by 2002. For 1998, International Data Corporation reported that small businesses with less than 100 employees numbered 7.4 million, of which 77% had fewer than 10 employees. In addition, home offices numbered 37.3 million, of which 22.2 million were income-producing home offices, and the remainder were home offices used for corporate after-hours work or telecommuting.

    We believe that small businesses increasingly will rely on the functionality and pervasiveness of the Internet to reach and serve a large and global group of end users. The reduced cost of selling and marketing on the Internet, the ability to build and serve a large base of customers electronically and the potential for personalized low-cost customer interaction provide significant economic advantages. These overall benefits, combined with accessibility, have led to adoption of the Internet by small businesses and home offices. According to International Data Corporation, there will be 30.2 million US home offices accessing the Internet by 2002. According to Cyber Dialogue/FindSVP's 1999 US Small Business Internet Survey, 43% of businesses with fewer than 100 employees are estimated to be online in 1999. Of those small businesses that are currently online, 63% are already ordering products online and are spending an average of $171 monthly on postage. The Cyber Dialogue/FindSVP survey also found that 64% of online small businesses have employees who are online multiple times a day. This increased use of the Internet has resulted in small businesses becoming significant participants in the electronic commerce market. International Data Corporation estimates that small businesses accounted for $4.4 billion of electronic commerce in 1998 and will account for approximately $100.4 billion of electronic commerce activity in 2002.

Traditional Postage Industry and the Emergence of Internet Postage

    The traditional postage industry is large and growing. According to the US Postal Service Annual Report, the total postage market was $58.0 billion in 1998, of which $38.9 billion was represented by first class, priority and express mail with the remainder consisting of other classes of mail including periodicals, bulk and international. The US Postal Service processed over 197 billion pieces of mail in 1998. Despite the growth in the use of e-mail, the total US postage market increased by 3.1% in 1998 from 1997.

    Despite this consistent growth in the postage market, the US Postal Service has experienced:

 . continued public demand for more convenient access to US Postal Service products and services;

 .  loss of revenue due to postal fraud; and

 . strong competition from overnight delivery services and online transaction services.

    Recently, the General Accounting Office, in a report issued on October 21, 1999, stated that competition from alternatives such as online invoicing, bill payment and financial transactions could lead to substantial declines in the U.S. Postal Service's First Class Mail volume in the next decade. Specifically, the report projects that First Class Mail will grow at an average annual rate of 1.8% in fiscal years 1999 to 2002 and then decline at an average annual rate of 2.5% in fiscal years 2003 to 2008. In addition, the Postal Service also forecasts Standard A mail, which is primarily advertising mail and includes letters, flats and parcels that are not sent by first-class mail or priority mail, to increase by an average annual rate of 5.3% in fiscal years 1999 through 2002 and to increase by an average annual rate of 3.3% in fiscal years 2003 through 2008.

    In response to these challenges, in 1995 the US Postal Service announced a program for its first new postage method since the approval of the postage meter in 1920. The Information Based Indicia Program is a ten-stage certification process for commercial release of Information Based

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

Indicia products, or electronic postage, that can be purchased over the Internet and printed from a computer using ordinary laser or inkjet printers. Indicia are a new type of US Postal Service approved postage marks similar to stamps or metered postage. Information Based Indicia, which are essentially digital stamps, consist of a two dimensional bar code containing a digital signature that make each indicium unique. Through the Information Based Indicia Program, the US Postal Service is seeking to enhance user convenience with a new access channel for postage that allows users to print postage from their PCs 24 hours a day, seven days a week. The Information Based Indicia Program is intended to achieve the US Postal Service's security and revenue objectives by incorporating technological security features in each unique digitally-signed indicium and a secure postage accounting vault to provide greater revenue security. All Internet postage products, including any subsequent enhancements or additional implementation of a product, must complete US Postal Service testing and evaluation to ensure operational reliability, financial integrity and security to become certified for commercial distribution. Overall, the Information Based Indicia Program aims to provide improved, accurate mail processing and increased productivity, a result which is intended to:

 .  reduce US Postal Service costs and postal fraud;

 . increase US Postal Service to underserved markets, including the rapidly growing small office/home office and other small business markets; and

 . improve the US Postal Service's competitive position against overnight delivery services.

    The emergence of Internet postage though the US Postal Service's Information Based Indicia Program has created an attractive channel for the sale of postage, particularly to small office/home office and other small businesses. According to a 1997 US Postal Service survey of over 1,600 home offices, 98% of the respondents would likely use commercial software products to print postage directly from their computers, 88% of the respondents did not use a postage meter and 43% of the respondents purchased over $50 of postage per month. We believe that small businesses consider cost-effective mail generation, elimination of trips to the post office and the production of professional-looking mail as key components of an effective mailing system. Internet postage satisfies these requirements by providing 24 hours a day, seven day a week access to metered mail from the desktop. Furthermore, when considering the total cost of a traditional postage meter, including lease fees for both the meter and scale, meter resetting fees and special ink cartridges, small businesses pay a significant premium in addition to their normal postage expenditures for leasing a postage meter. Leasing a postage meter also requires space for additional hardware and the purchase of specialized materials and supplies. Meanwhile, small businesses that find leasing a postage meter uneconomical are still faced with the inconvenience of travelling to the post office, ATM or other locations to purchase stamps.

Our Solution

    We offer a convenient, cost-effective and easy-to-use service for purchasing and printing postage over the Internet. We target the small office/home office, other small business, corporate and consumer user markets and provide an Internet service that is accessible via free software downloaded from the Internet or installed from a free CD-ROM; the user's existing PC, printer and Internet set up are sufficient to purchase and print postage. Using our service requires no purchase or installation of a hardware device for a user's PC and users can access and print postage without the US Postal Service address matching CD-ROM needed by hardware-based Internet postage products. Our Internet Postage solution is the first commercially available software-based service approved by the US Postal Service and provides the following benefits to the user and the US Postal Service:

    Benefits to the User. Our Internet Postage service is designed to be convenient, cost-effective and easy-to-use and provides the following benefits to the user:

 . unlimited, convenient access to postage from a PC 24 hours a day, seven days a week;


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

 .  prints address and postage in one easy-step;

 .  secure and accurate tracking of postage expenditures;

 .  cost-effective relative to traditional postage meter solutions; and

 .  no additional hardware or address matching CD-ROM is required.

    Once users determine the amount of postage required, they can purchase postage with their PC from our secure servers where and when it is most convenient. We charge a monthly convenience fee based on usage of our service. Our solution allows users to avoid common inconveniences, including running out of postage, using too much postage for a letter or parcel and enduring long lines at the post office. The Stamps.com service is designed to enable users to print postage in any denomination and rely on secure, accurate management of their postal dollars. Finally, we will seek to enhance our convenient, easy-to-use service with other benefits, including integrating our software with a wide range of software applications to increase the efficiency of the everyday tasks of writing letters, paying bills or generating invoices.

    Benefits to the US Postal Service. Our Internet Postage service provides several benefits to the US Postal Service, including:

 .  increased convenience to the postal customer;

 .  increased security to protect postal revenues;

 .  the ability to compete more effectively with overnight delivery services;

 . the use of advanced technology for more cost-efficient mail processing and tracking; and

 . cost savings relating to printing and distribution of traditional postage stamps.

    We believe our convenient, cost-effective, easy-to-use Internet Postage solution addresses the US Postal Service's goals for the Information Based Indicia Program. Our service is designed to provide a high level of security and auditing capabilities, helping to reduce the millions of dollars of known postal fraud to the US Postal Service. As additional security and as required by US Postal Service specifications, our solution provides for the printing of unique, secure Information Based Indicia, or electronic postage, on ordinary laser or inkjet printers. Our service is designed to promote postal efficiencies and cost savings for the US Postal Service with address verification and correction and extended zip code printing capabilities. Finally, our solution is designed to allow the US Postal Service to capitalize on advances in technology, especially as the US Postal Service seeks to phase out traditional postage methods.

Our Strategy

    Our objective is to be the leading provider of Internet postage and shipping services. To achieve this objective, our strategy includes the following key elements:

    Enhance Our Brand Name. We intend to increase our brand recognition through a variety of marketing and promotional techniques, including the prominent display of our logo on all pieces of mail generated through our service and co-marketing and co-branding agreements with strategic partners. We also intend to promote our brand by conducting an ongoing public relations campaign and developing affiliations and affinity programs. We believe that building the brand awareness of our Internet Postage service is critical to attracting and expanding our customer base.

    Leverage Our Strategic Partnerships. We intend to develop and utilize strategic partnerships to gain access to large numbers of potential users, cooperatively market products and services, cross-sell additional services and gain entry into new markets. As of November 1999, we have entered into strategic partnerships with AOL, IBM, Microsoft, Office Depot, Quicken.com and

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

3M, among others. We believe that we can further utilize our strategic partnerships to enhance our brand name and grow our customer base.

    Exploit Our First-to-Market Advantages. On October 22, 1999, we commercially launched our Internet Postage service. It is currently the only software-based Internet Postage service approved for commercial release by the US Postal Service. We have a significant first-to-market advantage as a software-based solution in the Internet postage market. We believe our potential market position will be enhanced by significant barriers to entry, including:

 . a ten-step US Postal Service certification process, including a three-phase beta testing requirement;

 . a software-based Internet Postage service that does not require additional hardware;

 . significant up-front time and investment by potential competitors in technology and technical infrastructure;

 .  strong brand awareness for our software-based Internet Postage service; and

 .  inconvenience of switching from one metered postage provider to another.

    Rapidly Grow Our Customer Base. We intend to broaden our customer base by capitalizing on our brand, strategic partnerships and first-to-market advantages. We believe that our service can achieve rapid distribution because there is no investment in hardware beyond a PC and printer, and users can obtain our software for free. We are primarily targeting the small office/home office and small business markets as well as various segments of the corporate and consumer markets.

    Leverage Our Software-Based Solution and Technology. We intend to utilize our scaleable, e-commerce platform to enhance our service offerings and expand the benefits of secure online transactions. We believe that we have an inherent advantage relative to our competitors in the Internet postage industry because our solution does not require the use of additional hardware. We believe we can achieve rapid distribution of our services as users download or install our free software. Additionally, we provide increased flexibility and scalability over competing hardware solutions because transactions are processed through our secure server while competing hardware solutions require each user to utilize a CD-ROM and peripheral hardware device for each PC that is engaged in a postage transaction. We will continue to invest in and enhance our technology in order to increase efficiency, reliability and bandwidth, and to expand our services and reduce our costs.

    Pursue Additional Revenue Opportunities. We intend to utilize our brand, electronic commerce capabilities, infrastructure and user base to develop additional revenue opportunities. We will consider the following opportunities:

 . Document Fulfillment Market. We will consider investing in technology that will allow us to extend our core Internet postage technology to print authenticated documents, including airline, movie and concert tickets, from laser or inkjet printers. For instance, we announced in November 1999 the formation of a subsidiary, EncrypTix, to develop secure printing opportunities in the events, travel and financial services industries.

 . Sale of Postage Related Products. We intend to use our Web site to offer mailing-related products, including labels and envelopes, mechanical scales, PC-enabled digital scales and label printers. We also intend to offer package insurance to our customers through third-party insurance companies.

 . International Internet Postage Market. We believe that if foreign postal authorities accept the use of Internet postage there will be significant opportunities in international markets for our Internet Postage service. We intend to focus on those regions where there is a critical mass of Internet use and a large current postage market with a need for highly secure, transaction-oriented Internet services.

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

Our Internet Postage Service

    We offer a convenient, cost-effective and easy-to-use service for purchasing and printing postage over the Internet. Our core service is designed to enable users to print information-based indicia, or electronic stamps, directly onto envelopes, labels or business documents using ordinary laser or inkjet printers. No additional hardware is necessary for a user to purchase and print our Internet postage; the user's existing PC, printer and Internet set-up are sufficient. As a complement to our Internet Postage service, customers may purchase scales, printers, mailing supplies and other general office supplies from our online store.

    [Insert Graphic--Description: Describe three steps to using our service. Step 1 is download and install free software and complete brief registration process. Step 2 is users print postage using their existing PC and printer set-up. Step 3 is postage is printed on envelopes, lables or business documents.]

    Accessing our service is simple. A user obtains our free software either via a download from the Internet or through an install from a CD-ROM. After installing the software and completing a brief registration process, the user can connect via the Internet to our secure server and purchase postage electronically 24 hours a day, seven days a week. We act as an ongoing intermediary between the US Postal Service and users by offering users the ability to purchase postage through our secure server. We use sophisticated technologies which meet strict US government security standards and our service incorporates the US Postal Service mandated address verification features to enhance the efficiency of mail processing and delivery. Finally, our server is designed to interact with word processing, contact and address management, accounting and corporate applications to provide postage for letters, invoices, statements, checks and other business documents automatically.

    We assess our customers a convenience fee to access our Internet Postage service. We currently offer a single service plan to our users. The plan is month-to-month and a user can cancel service at any time. Under our plan, a user purchases postage at cost and is charged a monthly convenience fee based upon how much postage he or she uses during the month. The current plan assesses a convenience fee of 10% of the value of postage printed during a month. There is a minimum monthly fee of $1.99 and a maximum monthly fee of $19.99. Convenience fees are calculated and charged at the end of a monthly billing cycle. From time to time, we may offer special promotions to attract new customers. For instance, in November 1999, we began a promotion to waive the first month's convenience fee for new customers. In addition, new customers receive $25 in free postage, which is automatically credited to the user's account when he or she enrolls in the service. Although we have established this single pricing plan and are currently offering the special promotion described above, we may need to change our pricing plans or promotions given the lack of an established or proven commercial market for Internet postage. In addition, our ability to generate revenues or achieve profitability could be adversely affected by special promotions or changes to our pricing plans. See "Risk Factors--We have a history of losses and expect to incur losses in the future, and we may never achieve profitability".

The US Postal Service Certification Process

    All Internet postage products must complete extensive US Postal Service testing and evaluation in the areas of operational reliability, financial integrity and security to become certified for commercial distribution. Each additional implementation of a particular product or function requires additional evaluation and approval by the US Postal Service prior to commercial delivery.

    The US Postal Service certification process for Internet postage is a standardized, ten-stage process concluding with commercial release. Each stage requires US Postal Service review and authorization to proceed to the next stage of the certification process. The US Postal Service has no published timeline or estimated time to complete each of the ten stages of the program.

    The ten stages of the US Postal Service certification process are defined at the US Postal Service Web site and are as follows:

1.  Letter of Intent                  7.  Product Submission/Testing
2.  Non-Disclosure Agreements         8.  Product Infrastructure Testing
3.  Concept of Operations             9.  Three Phase Beta Test Approval
4.  Software and Documentation            (Limited Distribution)
    Requirements                      10. Vendor Product Approval (Full
5.  Provider Infrastructure Plan          Distribution)
6.  US Postal Service Address
    Matching System

Our Certification Progress and Commercial Release

    In March 1997, we submitted our letter of intent to join the Information Based Indicia Program. From March 1997 through August 1998, we progressed through the first eight stages of the US Postal Service certification process. On August 24, 1998, the US Postal Service announced that we were approved for beta testing and our Internet Postage service became the first software-based postage solution approved by the US Postal Service for market testing. Between August 24, 1998 and August 9, 1999, we successfully completed the three-phase beta testing required by the US Postal Service's certification process. On August 9, 1999, we became the first software-based Internet postage solution approved for commercial release by the US Postal Service. On October 22, 1999, we initiated the US Postal Service's mandated limited launch of 10,000 customers and will be subject to a limit of 100,000 customers until we receive further approval from the US Postal Service to continue our roll-out. As of November 29, 1999, our customer base consisted of over 30,000 users who had downloaded our software and registered for our service.

Our Strategic Distribution Partners

    Our objective is to achieve significant market penetration through relationships with strategic partners in each of the four following categories:

 .  Web portals, content sites and Internet service providers, including AOL;

 .  independent software vendors, including Quicken.com and Microsoft;

 .  PC, printer and other original equipment manufacturers, including IBM; and

 .  office/postal supplies vendors, including 3M and Office Depot.

    We believe we will benefit from these relationships by achieving positive brand association and a cost-effective means of customer acquisition. We believe our partners can utilize their relationships with us to derive additional revenue opportunities, including revenue-sharing arrangements with us, and provide more value-added services to their customers. Our current strategic partners include:

3M                   Deluxe Financial Services Inc.com       Office.com        ZDNet
Allbizdepot.com      Dymo/CoStar               Interland     Office Depot.com
AllBusiness.com      Galileo International     Lotus         Quicken.com
America Online       HotOffice                 Microsoft     Seiko Instruments
Avery Dennison       IBM                       Mindspring    USOPNet.com
Concentrix Networks  iGo.com                   MySoftware    Westvaco

Our Marketing and Sales

    We intend to establish a strong brand name by allocating significant resources to our marketing and distribution efforts. We distribute our postage printing software through our Web site and distribution partners. In addition, we will rely on traditional media, direct marketing and several other channels to achieve rapid distribution of our services, including:

    Web Sites. We intend to work with high traffic Web sites including portals, commerce and content sites, and other highly visible Internet sites. This channel will provide the opportunity for users to download our software and access our Internet Postage service.

    Affiliate Programs. We intend to utilize the traffic and customers of other online sites by offering revenue-sharing opportunities to affiliates that provide a link on their Web site to download our Internet Postage software and access other related services. We can leverage our affiliates' abilities to offer new, value-added services and increase repeat visits to their site.

    Preloaded/Bundled Hardware and Services. We intend to take advantage of relationships with vendors of hardware products, including computers, printers and label makers, and with Internet service providers to offer our software to buyers of their products. We can leverage our resellers' ability to promote new features on commodity, non-differentiated products and services.

    Embedded Software. We intend to seek further partnerships with software publishing companies. Software packages that would benefit from our current services would include word processing, contact and address management, accounting, billing and retail software.

    Postal Supplies. We will target companies in the postal supplies industry, including manufacturers of envelopes, labels, checks, forms, digital scales and postage meters.

    Financial Services. We will seek distribution and co-branding opportunities with banks and brokerages by incorporating our Internet Postage service into online banking and investing offered by financial service providers.

    Direct Sales. We will target specific large industries or vertical markets where distributed use of the mail is prevalent, including insurance, travel and hospitality, financial services, law firms or other businesses where branch offices or agent organizational structures are common. We believe that significant benefits in the form of usability, convenience and cost savings to large corporate users may result from integrating our Internet Postage service into the everyday work flow.

    Customer Retention Programs. We believe we can increase customer retention by offering co-branded affinity marketing programs, including frequent flyer miles based on postage and other related expenditures. Further, we intend to create strong customer loyalty by offering discounts to our online store that are tied to customer postage volume.

Our Competition

    The market for Internet postage products and services is new and we expect it to be intensely competitive. The US Postal Service approved our software-based Internet Postage service and E-Stamp Corporation's hardware-based Internet postage service for commercial release on August 9, 1999. At present, two other Internet postage vendors have hardware products available for beta testing. One of the vendors, Pitney Bowes, also has a software-based product in beta testing and was approved for the second stage of beta testing on September 20, 1999. As a result, we believe we have a significant development lead over software-based solutions given the length of time associated with security evaluation and beta testing to which the US Postal Service subjects all new product offerings.

    The following is a summary of our competitors in the Information Based Indicia Program:

    E-Stamp Corporation. E-Stamp is a developer and marketer of a hardware-based solution enabling users to generate postage transactions from their existing personal computers and printers. E-Stamp was the first company to gain US Postal Service approval for market testing of a hardware storage device identified as the Postal Security Device. The US Postal Service approved E-Stamp's PC Postal Security Device product for commercial release on August 9, 1999.

    Neopost Industrie. Neopost is a large French postage company with a small percentage of US market share in the traditional postage meter industry. Similar to E-Stamp, Neopost has developed an online postage product that requires a special purpose hardware device, and announced their approval for Phase I beta testing in September 1998. Neopost has also announced a software-based postage product for which it is seeking US Postal Service certification. On March 29, 1999, Neopost announced approval for their software based postage product for Phase I beta testing. Finally, Neopost has commercially available a specialty metering device that can be attached to a user's PC and allows a user to download postage to the specialty device from the Internet. This specialty metering device is not regulated by the Information Based Indicia Program because it does not allow for the printing of postage from standard inkjet or laser printers.

    Pitney Bowes, Inc. Pitney Bowes is the current market leader in the traditional postage meter business and according to its most recent annual report had approximately $4.2 billion in revenues in 1998. Pitney Bowes has developed a product similar to E-Stamp which requires the use of a specialized hardware device for postage transactions. Pitney Bowes announced the approval of their hardware-based product for Phase II beta testing on March 9, 1999. See "Risk Factors--Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail".

    In addition to competing with Internet postage vendors for market share of Internet postage sales, we will also compete with traditional postage methods including stamps and metered mail. While we believe our Internet Postage service provides benefits over traditional postage methods, we cannot be certain that Internet postage will be adopted by postage consumers on a commercial scale, if at all. These customers may continue to use traditional means to purchase postage, including purchasing postage from their local post office. Any failure by us or other Internet postage vendors to displace traditional postage methods would seriously impact our ability to compete with providers of traditional postage.

    We may also face competition from hardware-based products. Although we believe our software-based solution is easier to use than hardware-based products, hardware-based products have some advantages. For example, our service requires a user to connect to the Internet each time the user prints postage, while the hardware-based solution allows users to download postage onto a storage device that is connected to the user's computer. If users of hardware-based products do not switch to a software-based solution, we could face continuing competition from this market.

    Overall, we may not be able to maintain a competitive position against current or future competitors as they enter the markets in which we compete. This is particularly true with respect to competitors with greater financial, marketing, service, support, technical, intellectual property and other resources than us. Our failure to maintain a competitive position within the market could seriously harm our business, financial condition and results of operations. We believe that the principal competitive factors in our market include:

 .  US Postal Service product certification;

 .  successful commercial release;

 .  brand recognition;

 .  convenience;

 .  ease of use;

 .  price;

 .  accountability;

 .  security;

 .  compatibility;

 .  accuracy; and

 .  integration.

    For further discussion of the competitive risks and factors to be considering in making an investment in our common stock, see "Risk Factors-- Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail" and "--If we are unable to compete successfully, particularly against large, traditional providers of postage products such as Pitney Bowes who enter the online postage market, our revenues and operating results will suffer".

Our Technology

    Our service is comprised of the following key components:

    System Architecture. Our servers are located in a high-security, off-site data center and operate with internally developed security software. These servers create the information-based indicia. These servers also process postage purchases using secure technology that meets US Postal Service security requirements.

    Our service currently supports Windows-based client applications, which we believe is easier for customers to use and provides the power and flexibility necessary to support a variety of label and envelope options and a wide range of printers. In addition, our application employs an internally developed user authentication mechanism for additional security.

    Transaction Processing. Our transaction processing servers are a combination of secure, commercially available technologies that are designed to provide secure and reliable transactions. Our system implements hardware to exceed the highest government standard for security and data integrity currently in effect. The performance and scalability of our Internet Postage system allows a wide range of users to process postage transactions through our Web site.

    Database Processing. Our database servers are designed to complement industry-leading database technologies and can be built to scale incrementally as needed.

    Client Module. Our system utilizes a secure client module for authentication, which has been designed to minimize transmission time over the Internet. The client module is designed to be the building block for our Internet Postage capabilities that are accessible from popular software applications. Our client module will be used by our Internet Postage application as well as add-ins for popular word processing applications and third party mailing and business systems.

Our Intellectual Property

    We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and to protect our intellectual property rights in products, services, know-how and information. We have three issued US patents and have filed 19 patent applications in the United States, and one international patent application. We have also applied to register several trademarks and service marks. We plan to apply for other patents in the future.

    Despite efforts to protect our intellectual property rights, we face substantial uncertainty regarding the impact that other parties' intellectual property positions will have on the Internet postage market. In particular, Pitney Bowes has sent formal comments to the US Postal Service asserting that intellectual property of Pitney Bowes related to postage metering and systems would be infringed by products meeting the requirements of the Information Based Indicia Program's specifications. Furthermore, in June 1999, Pitney Bowes filed two separate lawsuits in the United States District Court for the District of Delaware against both us and E-Stamp alleging infringement of Pitney Bowes patents. For a discussion of claims by Pitney Bowes and risks associated with intellectual property, please refer to "Risk Factors--Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail" and "Business--Legal Proceedings".

Our Employees

    As of September 30, 1999, we had 158 full-time employees, of which 48 were employed in research and development, 54 were employed in network operations, 32 were employed in sales and marketing, and 24 were employed in administrative positions. None of our employees are represented by a labor union, and we consider our employee relations to be good. If the iShip.com acquisition is completed, we expect to gain an additional 60 employees. We intend to expand significantly our employee base in 1999. See "Risk Factors--We rely on a relatively new management team and need additional personnel to grow our business".

Our Properties

    Our corporate headquarters are located in a 47,000 square foot facility in Santa Monica, California under a lease expiring on May 31, 2004. We also have a 5,000 square foot satellite research and development site in Irvine, California under a lease expiring in February 2001. If the iShip.com acquisition is completed, we will assume a lease for approximately 21,000 square feet in Bellevue, Washington expiring in August 2004. We believe that our current facilities and other facilities that will be available to us will be adequate to accommodate our needs for the foreseeable future.

Legal Proceedings

    On June 16, 1999, Pitney Bowes sued us for alleged patent infringement in the United States District Court for the District of Delaware. The suit alleges that we are infringing two patents held by Pitney Bowes related to postage application systems and electronic indicia. The suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We answered the complaint on August 6, 1999, denying the allegations of patent infringement and asserting a number of affirmative defenses. Pitney Bowes filed a similar complaint in early June 1999 against one of our competitors, E-Stamp Corporation, alleging infringement of seven Pitney Bowes patents.

    The outcome of the litigation that Pitney Bowes has brought against us is uncertain. Therefore, we can give no assurance that Pitney Bowes will not prevail in its suit against us. See "Risk Factors--Success by Pitney Bowes in its suit against us alleging patent infringement could prevent us from offering our Internet Postage service and severely harm our business or cause it to fail".

    We are not currently involved in any other material legal proceedings, nor have we been involved in any such proceeding that has had or may have a significant effect on our company. We are not aware of any other material legal proceedings pending against us.

                               RECENT DEVELOPMENT
The iShip.com Acquisition

    In October 1999, we signed a definitive agreement to acquire iShip.com, a privately-held company located in Bellevue, Washington. iShip.com has developed Web-based technology that provides a complete, one-stop shipping and tracking solution. iShip.com's tools are designed to help consumers, small businesses and large corporations price, ship, track and manage shipments over the Internet. iShip.com's service will enable comparison of rates and services among multiple carriers, including Airborne Express, Federal Express, UPS, the US Postal Service and Yellow Freight. Under the terms of the agreement, we will issue up to 8,000,000 shares of our common stock for all outstanding shares, options and warrants of iShip.com. The acquisition will be effected by the merger of our new wholly-owned subsidiary into iShip.com resulting in iShip.com becoming our wholly-owned subsidiary. The acquisition, which will be accounted for under the purchase method of accounting, has been approved by the boards of directors of both companies and is subject to regulatory approval and approval of both the stockholders of iShip.com and Stamps.com. We anticipate that the iShip.com acquisition will close during the first quarter of 2000.

    If the iShip.com acquisition is completed, we will record a significant amount of intangibles, the amortization of which will significantly and adversely affect our operating results. Based on our closing price of $66.50 per share on December 3, 1999, we expect these intangibles to equal approximately $482.0 million, which will be amortized over a four-year period. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment may be considered impaired and could be subject to an immediate write-down of up to the full amount of the investment. The acquisition is intended to qualify as a tax-free reorganization under
Section 368 of the Internal Revenue Code. As a result of the acquisition, we will issue up to 8,000,000 shares of our common stock in exchange for all of the outstanding shares of iShip.com capital stock, options and warrants. The exchange ratio will be determined on the third business day prior to closing. The aggregate estimated purchase price is approximately $532.0 million. The purchase price is based on the closing price of our common stock on December 3, 1999 of $66.50 per share. Upon completion of the offering, we estimate that the shares of our common stock to be issued in connection with the acquisition will constitute no more than 17% of our common stock.

    Under the acquisition agreement, iShip.com made customary representations and warranties regarding such matters as its corporate good standing, authority to enter into the acquisition, capital structure, intellectual property ownership, pending litigation, assets and liabilities, employee relations, material contracts, good tax standing, compliance with laws and regulations and customers. We also made customary representations and warranties to iShip.com regarding such matters as our corporate good standing, our authority to enter into the acquisition, the disclosures set forth in the registration statement of which this prospectus forms a part, and our compliance with laws and regulations.

    iShip.com has agreed to indemnify us and each of our officers, directors and affiliates with respect to breaches of any representations, warranties, covenants or other agreements made by iShip.com in the merger agreement. These indemnification obligations are subject to minimum threshold limitations specified in the merger agreement. To secure these indemnification obligations, 800,000 of the shares of our common stock to be issued to iShip.com stockholders will be held in escrow for a period of up to one year after the closing of the acquisition.

    Upon consummation of the acquisition, two persons nominated by iShip.com will be elected to our board of directors.

    The iShip.com acquisition is subject to a number of closing conditions specified in the merger agreement, including stockholder approval by both iShip.com and Stamps.com and other customary closing conditions. As a result, we cannot be certain that the iShip.com acquisition will be completed.

                                   MANAGEMENT

Directors and Executive Officers

    The following table sets forth certain information regarding our executive officers and directors as of November 29, 1999:

             Name           Age                     Position
   ------------------------ --- -----------------------------------------------
   John M. Payne........... 43  Chairman of the Board and Chief Executive
                                 Officer
   Loren E. Smith.......... 61  President, Chief Operating Officer and Director
   John W. LaValle......... 42  Chief Financial Officer and Senior Vice
                                 President of Operations
   Christopher S. Hylen.... 38  Senior Vice President, Marketing
   Timothy A. Von Kaenel... 34  Senior Vice President, Product Development
   Douglas J. Walner....... 30  Senior Vice President, Business Development
   Michael D. Walther...... 45  Senior Vice President, Network Operations
   Candelario J. Andalon... 30  Corporate Controller
   Michael A. Zuercher..... 32  Senior Director, Legal Affairs and Secretary
   Mohan P. Ananda......... 53  Director
   David C. Bohnett (1).... 43  Director
   Jeffrey J. Brown (1).... 38  Director
   Thomas H. Bruggere (2).. 53  Director
   Thomas N. Clancy (2).... 41  Director
   G. Bradford Jones (2)... 44  Director
   Marvin Runyon (1)....... 75  Director
   Carolyn M. Ticknor...... 52  Director

--------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    John M. Payne has been our Chairman and Chief Executive Officer since October 1999 and served as our Chief Executive Officer, President and a Director from October 1998 until October 1999. Mr. Payne was a consultant to us from May 1998 to October 1998. From June 1994 to January 1998, Mr. Payne served as the President and Chief Operating Officer and as the President and Chief Executive Officer of Airmedia, Inc., a wireless communications software and service provider. On April 15, 1999, Airmedia filed for Chapter 11 bankruptcy protection. From October 1992 to June 1994, Mr. Payne was the founding Chief Executive Officer of Fingertip Technologies, Inc., a software company. Previously, Mr. Payne co-founded and served as President of two specialty software firms, Financial Microsystems from June 1986 to October 1992, and LoanStar Computer from September 1979 to November 1986. Mr. Payne received his B.A. in Economics from the University of California, Irvine.

    Loren E. Smith has been our President and Chief Operating Officer since October 1999 and has served as a Director since February 1999. Since November 1996, Mr. Smith has been a Principal at Threshold Management, a consulting firm that specializes in strategic growth management for leading businesses in a diverse range of industries. He was also employed as a Principal at Threshold Management from July 1993 to October 1994. From October 1994 to October 1996, he served as the Senior Vice President and Chief Marketing Officer of the US Postal Service. In 1985, Mr. Smith joined Citibank and was responsible for establishing the national marketing organization of its Consumer Services Group. From 1975 to 1995, he founded Threshold Management. Previously, Mr. Smith held various management positions at General Foods Corporation and Colgate Palmolive Co. Mr. Smith received his A.B. in Economics from Albion College and his M.B.A. from the University of Michigan.

    John W. LaValle has been our Chief Financial Officer and Senior Vice President of Operations since September 1998. From September 1998 until November 1999, Mr. LaValle also served as our Secretary. From July 1997 to September 1998, Mr. LaValle served as Chief Financial Officer of Comcore Semiconductor, Inc., a semiconductor manufacturer. From November 1994 to July 1997, he was the Chief Financial Officer of Trikon Technologies, a semiconductor equipment manufacturer. Previously, Mr. LaValle served as the Chief Financial Officer at Superconductor Technologies, a manufacturer of high temperature thin film superconductors used in cellular base station applications from September 1989 to November 1994. From April 1987 to September 1989, he was the Chief Financial Officer of PS Medical, a manufacturer of implantable neurosurgery products. From August 1984 to February 1987, Mr. LaValle served as a senior financial analyst for Chevron Corporation, and from December 1980 to September 1982, he served as a senior analyst for Andersen Consulting. Mr. LaValle received his B.A. in Government from Boston College and his M.B.A. from Harvard University.

    Christopher S. Hylen has been our Senior Vice President of Marketing since June 1999. From September 1995 through June 1999, Mr. Hylen served as Vice President of Interactive Services and Vice President of Business Development and Small Business Services of American Express Corp., a financial services company. From 1990 to September 1995, Mr. Hylen served as Vice President of Business Development and Vice President of Product Development of Comdata Corporation, a transaction processing company. Mr. Hylen received his B.S. in Chemical Engineering from Widener University and his M.B.A. from Harvard University.

    Timothy A. Von Kaenel has been our Senior Vice President of Product Development since January 1999. From July 1998 to January 1999, Mr. Von Kaenel was Director, Product Management at IMA, a customer service software company. From July 1995 to July 1998, Mr. Von Kaenel was Senior Vice President of Product Development at AirMedia, Inc., a wireless communications software and service provider. On April 15, 1999, Airmedia filed for Chapter 11 bankruptcy protection. Before AirMedia, Mr. Von Kaenel was Vice President, Interactive Technologies at Advanced Media, a multimedia software and interactive services company. In 1990, he founded and was President of Vision Imaging, an international developer and publisher of multimedia software products, which was later acquired by Advanced Media. Mr. Von Kaenel received his B.A. in Economics and M.B.A. from the University of California, Irvine.

    Douglas J. Walner has been our Senior Vice President of Business Development since October 1999 and was our Vice President of Business Development from September 1998 to October 1999. From March 1998 to August 1998, Mr. Walner served as a business development and strategic relationship consultant to us. From January 1996 to March 1998, Mr. Walner was the Director of Business Development at CyberMedia, a software company. Mr. Walner served as the Original Equipment Manufacturer Sales Manager at Airmedia, Inc., from April 1994 to January 1996. Prior to 1994, Mr. Walner served as a Program Manager at Mortgage Capital Group/City National Bank. Mr. Walner received his B.A. in History from Tulane University.

    Michael D. Walther has been our Senior Vice President of Network Operations since April 1999 after having served as a consultant since January 1999. From December 1997 to December 1998, Mr. Walther provided interim CEO/COO support to early stage venture companies. In June 1994, he co-founded Artios Corporation, an enterprise solutions company, and served as its President until December 1997. From October 1989 to June 1994, Mr. Walther served as President of AEI, a computer aided design software firm. Mr. Walther received his B.S. in Computer Science from the Texas A&M University--School of Commerce.

    Candelario J. Andalon has been our Corporate Controller since October 1998. From September 1991 to September 1998, Mr. Andalon served in various capacities at Ernst & Young LLP, most recently as Manager in the firm's Technology, Communications and Entertainment group.

Mr. Andalon received his B.S. degree in Accounting from Loyola Marymount University and is a Certified Public Accountant.

    Michael A. Zuercher has been a Senior Director of Legal Affairs since May 1999 and our Secretary since November 1999. From September 1996 to May 1999, Mr. Zuercher was an associate at Brobeck, Phleger & Harrison LLP. From September 1989 to June 1993, Mr. Zuercher was a Contracts Negotiator at Hughes Aircraft Company, an electronics company. Mr. Zuercher received his B.A. in Economics and Political Science from Stanford University and his J.D. from the University of San Francisco.

    Mohan P. Ananda has been a Director since January 1998. Mr. Ananda is a founder and currently serves as the Chief Executive Officer and Chairman of the Board of AmazingHitz.com, Inc., an Internet-based entertainment company. From January 1997 to October 1998, Mr. Ananda served as our Chief Executive Officer. From June 1986 to December 1996, Mr. Ananda was a partner of Ananda & Krause, a law firm. Mr. Ananda also serves on the Board of Directors of other privately-held companies. Mr. Ananda received his B.S. in Engineering from Coimbature Institute of Technology in India, his M.S. in Aeronautics from the California Institute of Technology, his Ph.D. in Astrodynamics and Control from UCLA, and his J.D. from the University of West Los Angeles.

    David C. Bohnett has been a Director since March 1999. Until May 1999, Mr. Bohnett served as Chairman of the Board and Secretary of GeoCities, an Internet company that hosts communities of interest, which he founded in November 1994. From November 1994 to April 1998, Mr. Bohnett also served as GeoCities' Chief Executive Officer and President. From November 1994 to November 1997, Mr. Bohnett also served as GeoCities' Chief Financial Officer. Prior to founding GeoCities, from February 1990 to May 1994, Mr. Bohnett served as Director of Product Marketing at Goal Systems, which merged with LEGENT, a software company. From 1988 to 1990, Mr. Bohnett was Chief Financial Officer of Essential Software, which merged with Goal Systems. Mr. Bohnett also was a director of GeoCities until the company was acquired by Yahoo! in May 1999. Mr. Bohnett serves on the Boards of Directors of NetZero, Inc., an Internet service provider, NCR Corporation, a provider of information technology hardware and software, and several private companies. Mr. Bohnett received his B.S. degree in Business Administration from the University of Southern California and his M.B.A. degree in Finance from the University of Michigan.

    Jeffrey J. Brown has been a Director since February 1998. In June 1993, Mr. Brown founded and, since that time, he has been a director, executive officer and shareholder of Forrest Binkley & Brown Venture Co., the general partner of Forrest Binkley & Brown L.P., and the Managing Partner of SBIC Partners. Mr. Brown is also a founder, director, executive officer and shareholder of Forrest Binkley & Brown Venture Advisor Co., an affiliate of SBIC Partners. From 1987 to 1992, Mr. Brown served in various executive capacities at Security Pacific Venture Capital Group. From April 1992 until June 1993, Mr. Brown acted as Senior Vice President of BankAmerica Venture Capital Group. Mr. Brown is a director of Golden State Vintners, Inc., a supplier of premium bulk wines and wine processing services, and serves on the boards of a number of private companies. Mr. Brown received his B.S. in Mathematics from Willamette University and his M.B.A. from Stanford University.

    Thomas H. Bruggere has been a Director since April 1998 and was our Chairman of the Board of Directors from April 1998 until October 1999. Since 1994, Mr. Bruggere has been a private investor. In 1995 and 1996, Mr. Bruggere was the Democratic Nominee for the US Senate from Oregon. Mr. Bruggere founded Mentor Graphics, an electronic design automation software company, in 1981 and served as its Chief Executive Officer until 1994. Mr. Bruggere also serves on the Board of Directors of Open Market, Inc., a software development company, and several privately-held companies. Mr. Bruggere received his B.S. in Mathematics from UC Santa Barbara, his M.S. in Computer Science from the University of Wisconsin and his M.B.A. from Pepperdine University.

    Thomas N. Clancy has been a Director since February 1998. Mr. Clancy has been a General Partner at Enterprise Partners Venture Capital since October 1999 and was a Venture Partner at Enterprise Partners from February 1997 to October 1999. Prior to joining Enterprise Partners in September 1996, Mr. Clancy was a Partner at Technical Resource Connection, now Perot Systems, a provider of information technology services, from March 1996 to July 1996. Previously, Mr. Clancy served as the Chief Executive Officer at Expersoft from May 1994 to January 1996 and as Vice President of Product Marketing at Expersoft from October 1993 to May 1994. From March 1983 to November 1991, Mr. Clancy worked at Citibank in engineering management and product development. Mr. Clancy serves on the board of a number of private companies. Mr. Clancy received his Computer and Systems Engineering degree from Rensselaer Polytechnic Institute in New York.

    G. Bradford Jones has been a Director since October 1998. Mr. Jones is currently a General Partner at Brentwood Venture Capital, which he joined in 1981, and a Managing Director of Redpoint Ventures, a firm he co-founded in October 1999. Mr. Jones also currently serves on the board of directors of Onyx Acceptance Corporation, a specialized consumer finance company, Interpore International, a medical device company, and ISOCOR, an Internet messaging and directory software developer, Sandpiper Networks, an Internet content management and distribution company, Trading Edge, an Internet-based fixed income securities broker and several privately-held companies. Mr. Jones received his B.S. in Chemistry from Harvard University, his Master degree in Physics from Harvard University and his J.D./M.B.A. from Stanford University.

    Marvin Runyon has been a Director since February 1999. From 1992 to 1999, Mr. Runyon served as Postmaster General of the United States. Prior to joining the US Postal Service, he served as Chairman of the Tennessee Valley Authority from 1988 to 1992. From 1980 to 1988, Mr. Runyon was the founding President and CEO of Nissan Motor Manufacturing Corporation U.S.A. Previously, Mr. Runyon spent 37 years at Ford Motor Co., leaving in 1980 with the position of Vice President, Body and Assembly Operations. Mr. Runyon serves as a board member of Genesis Direct, Inc., a specialty retailer. Mr. Runyon received his B.S. from Texas A&M University.

    Carolyn M. Ticknor has served as a Director since July 1999. Ms. Ticknor is currently a Vice President and a member of the Executive Committee of Hewlett-Packard Company and the President and CEO of Hewlett-Packard's LaserJet Imaging Systems. Since joining Hewlett-Packard in 1977, Ms. Ticknor has served in various management roles in the Information Networks Division, the Roseville Networks Division and the LaserJet Solutions Group. Prior to joining Hewlett-Packard, Ms. Ticknor worked for Bank of America in computer services from 1971 to 1975. Ms. Ticknor received her B.A. in Psychology from the University of Redlands (Calif.), her M.S. in Industrial Psychology from San Francisco State University and her M.B.A. from Stanford University.

    Under the terms of our merger agreement with iShip.com, iShip.com will be entitled to appoint two board members to our board of directors upon the closing of the transaction.

Classified Board of Directors

    Our Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, together with the provision of our amended and restated certificate of incorporation, allow the board of directors to fill vacancies of or increase the size of the board of directors, and may deter a stockholder from removing incumbent directors and filling such vacancies with its own nominees in order to gain control of the board.

    Our board has resolved that Messrs. Bohnett, Bruggere and Jones will serve as Class I Directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Ananda, Clancy and Runyon will serve as Class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Brown, Payne, Smith and Ms. Ticknor will serve as Class III directors whose terms expire at the 2002 annual meeting of stockholders.

Board Committees

    The Board has established an Audit Committee to meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The Audit Committee also has the responsibility to review our audited financial statements and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The Audit Committee is currently comprised of Messrs. Runyon, Bohnett and Brown. The Board has also established a Compensation Committee to review and approve the compensation and benefits for our key executive officers, administer our stock purchase, equity incentive and stock option plans and make recommendations to the Board regarding these matters. The Compensation Committee is currently comprised of Messrs. Bruggere, Clancy and Jones.

    The Board has also established a Special Stock Option Committee for the purpose of granting options to non-Section 16 employees and consultants. The Special Stock Option Committee is currently comprised of Messrs. Bruggere, Clancy, Jones and Payne, each of whom are individually authorized to make option grants under our 1999 Stock Incentive Plan.

Compensation Committee Interlocks and Insider Participation

    The Compensation Committee consists of Messrs. Bruggere, Clancy and Jones. These individuals have never been employed by us. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Director Compensation and Other Arrangements

    Our directors receive no cash remuneration for serving on the Board of Directors or any board committee. In February 1999, Messrs. Runyon, and Smith and in March 1999 Mr. Bohnett, were each granted an option to purchase 108,000 shares of common stock. The options were granted at fair market value on the date of grant and vest ratably over three year periods. In April 1999, Messrs. Clancy, Jones and Brown were each granted an option to purchase 36,000 shares of common stock. These options were granted at fair market value on the date of grant and vest in full on the first anniversary of the grant. In addition, directors are reimbursed for all reasonable expenses incurred by them in attending Board and Committee meetings.

    In February 1999, we entered into a three-year consulting agreement with Loren Smith under which he will provide marketing and strategic planning services. Mr. Smith also agreed to serve as a director on our Board of Directors and to serve as a member on a board committee. In exchange for these services, we compensated Mr. Smith $120,000 per year, and in consideration of his consulting services, granted him an option to purchase 135,000 shares of our common stock at $0.33 per share. This agreement terminated in October 1999 upon Mr. Smith's appointment as our President and Chief Operating Officer. In connection with Mr. Smith's appointment as President and Chief Operating Officer, we granted Mr. Smith an option to purchase 300,000 shares of common stock at an exercise price of $35.625 per share. The options were granted at fair market value and vest over a period of two years.

    On June 21, 1999, we entered into a consulting services agreement with Carolyn Ticknor to provide strategic planning and business development advice, and other consulting services that we may request. In exchange for these services, we granted Ms. Ticknor an option to purchase 10,000 shares of our common stock at an exercise price of $11.00 per share. This consulting agreement expired on October 1, 1999.

    In October 1999, we entered into a three-year consulting agreement with Marvin Runyon under which he will provide strategic planning services. In exchange for these services, we granted Mr. Runyon an option to purchase 36,000 shares of common stock at an exercise price of $35.625 per share. These options were granted at fair market value and vest ratably over a three-year period. In November 1999, this agreement was amended to provide that Mr. Runyon receive $2,000 per day in compensation for any special projects on which we require his services.

    Directors who are also our employees are eligible to receive options and be issued shares of common stock directly under our 1999 Stock Incentive Plan. Non-employee directors will also receive automatic option grants under our 1999 Stock Incentive Plan. See "--1999 Stock Incentive Plan".

Executive Compensation

    The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 1998 by our Chief Executive Officer and each of our other four highest paid executive officers whose total compensation exceeded or would have exceeded $100,000 during 1998 had those officers provided services to us for the entire fiscal year.

                Summary Compensation Table for Fiscal Year 1998

                                Annual                        Long Term
                             Compensation                    Compensation
                          ------------------                  Securities
   Name and Principal                         Other Annual    Underlying     All Other
       Positions          Salary($) Bonus($) Compensation($)  Options(#)  Compensation($)
   ------------------     --------- -------- --------------- ------------ ---------------
John M. Payne
 Chairman and Chief
 Executive Officer
 (October 1998 to
 present)...............   27,897       --         --              --         112,800(1)
John W. LaValle
 Chief Financial Officer
 and Senior Vice
 President of
 Operations.............   42,000       --         --          395,802            --
Mohan P. Ananda
 Chief Executive Officer
 and President (January
 1998 to October 1998)..   85,500       --         --              --             --
Douglas J. Walner
 Senior Vice President
 of Business
 Development............   35,000    25,000        --          366,357          7,434(2)

--------
(1) Represents total payments to Mr. Payne for consulting services performed during the period from May 1998 to October 1998.

(2) Represents total payments to Mr. Walner for consulting services performed during the period from August 1998 to September 1998.

                 Stock Options Granted During Fiscal Year 1998

    During the fiscal year ended December 31, 1998, we granted options to purchase 2,347,471 shares of common stock. All options were granted at an exercise price equal to the fair market value of our common stock as determined by our Board of Directors on the date of grant. The exercise price may be paid in cash, check, promissory note, shares of our common stock valued at fair market value on the exercise date or a cashless exercise procedure involving a same-day sale of the purchased shares. The following table indicates information regarding options to purchase common stock granted to our officers listed in the Summary Compensation Table.

                                        Individual Grants
                         -----------------------------------------------
                                                                            Potential
                                                                           Realizable
                                                                            Value at
                                    Percentage                           Assumed Annual
                         Number of   of Total                            Rates of Stock
                         Securities  Options                              Appreciation
                         Underlying Granted to                           for Option Term
                          Options   Employees  Exercise Price Expiration ---------------
Name                      Granted    in 1998     Per Share       Date      5%      10%
----                     ---------- ---------- -------------- ---------- ------- -------
John W. LaValle.........  395,802      17.1%       $0.07       9/24/08   $16,594 $42,054
Douglas J. Walner.......  366,357      15.6%        0.07       8/20/08    15,360  38,925

    Each option listed in the table was granted under our 1998 Stock Plan, which was succeeded by our 1999 Stock Incentive Plan. The options shown in the table are immediately exercisable. The shares underlying the options are subject to a repurchase option which expires over a four year period. The purchase price per share upon exercise of the repurchase option by us is equal to the exercise price paid by the optionee to originally purchase the shares. One year after the option grant date, 1/4 of the shares are no longer subject to the repurchase option and the repurchase option expires for 1/48 of the shares each month thereafter. The shares underlying the options may also vest fully upon a change in control. See "--1999 Stock Incentive Plan".

    Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

             Aggregated Option Exercises and Year-End Option Values

    The following table indicates the number and value of unexercised options held by our officers listed on the Summary Compensation Table. There was no public trading market for the common stock as of December 31, 1998. Accordingly, these values of unexercised options have been calculated by subtracting the exercise price from the fair market value of the underlying securities as determined by the Board of Directors. No options were exercised by our executive officers in 1998.

                                                 Number of          Value of
                                                Securities       Unexercised In-
                                                Underlying          the-Money
                                                Unexercised        Options at
                                                Options at        December 31,
                                             December 31, 1998        1998
                                             ------------------  ---------------
Name                                         Vested  Unvested    Vested Unvested
----                                         ------- ----------  ------ --------
John W. LaValle.............................     0      395,802     0   $105,547
Douglas J. Walner...........................     0      366,357     0     97,695

            Employment Agreements and Change in Control Arrangements

    John M. Payne has entered into a letter agreement, effective as of October 29, 1998, to serve as our President and Chief Executive Officer. In October 1999, Mr. Payne was appointed to the offices of Chairman of the Board and Chief Executive Officer. Mr. Payne's 1999 compensation includes a base salary of $210,000 per year and a potential bonus of $90,000. In addition, we gave Mr. Payne benefits that we make available to our employees in comparable positions, and upon his execution of the letter agreement, we sold 1,500,000 shares of our common stock to him at $0.07 per share, the fair market value on the purchase date. Mr. Payne is an at-will employee and his employment may be terminated at any time by him or by us. If Mr. Payne's employment is constructively terminated or terminated by us or a successor entity involuntarily within 12 months following a change in control, or if we terminate or constructively terminate Mr. Payne's employment for any reason other than for cause, he will be entitled to receive monthly installments of his base salary for six months and all of his unvested stock will become immediately vested. After two years of employment, Mr. Payne's severance period will increase to nine months, and after three years of service, the severance period will increase to one year.

    John W. LaValle entered into a letter agreement, effective as of August 16, 1998, to serve as our Chief Financial Officer and Senior Vice President. Mr. LaValle receives a base salary of $156,000 per year and was granted an option to purchase 395,802 shares of common stock at $0.07 per share, the fair market value on the grant date. In February 1999, Mr. LaValle's base salary was increased to $185,000 per year. In October 1999, Mr. LaValle was granted an option to purchase 104,198 shares of common stock with an exercise price of $35.625, the fair market value on the grant date. In addition, Mr. LaValle receives standard medical and dental benefits available to our other employees. Mr. LaValle is an at-will employee and his employment can be terminated at any time by him or by us. If Mr. LaValle's employment is constructively terminated or terminated by us or a successor entity within 12 months following a change in control, all of his unvested stock will become immediately vested.

    For purposes of Messrs. Payne and LaValle, "constructive termination" shall occur upon the following:

  .  a relocation without consent;

  .  disability or death;

  . an assignment to a new position that is not commensurate with the individual's seniority and compensation level; or

  .  any reduction in the individual's compensation.

    Mohan P. Ananda entered into an employment agreement, effective as of January 20, 1998, under which Mr. Ananda served as our President, Chief Executive Officer and the Chairman of the Board of Directors. Mr. Ananda received an initial base salary of $60,000, which was increased to $120,000 per year in October 1998. In addition, we sold 2,172,595 shares of our common stock to Mr. Ananda at $0.01 per share, the fair market value on the purchase date. Mr. Ananda has ceased active involvement with our operations, but he continues as a director.

    Douglas J. Walner is subject to an agreement which partially accelerates the vesting of his options upon a change in control and his subsequent termination.

    In April 1999, we amended our 1998 Stock Plan to adopt a change in control provision. As a result of this provision, should any optionee have his or her service involuntarily terminated within 18 months following a change in control in which his or her options are assumed by the successor corporation and do not otherwise accelerate at that time, then those options will accelerate and become fully exercisable for all of the option shares as fully-vested shares of common stock upon an involuntary termination. A "change in control" under the 1998 Stock Plan is defined as a merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred to a person or persons different from those who held those securities immediately prior to the transaction, or the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or dissolution of us. "Involuntary Termination" is defined under the 1998 Stock Plan as the optionee's involuntary dismissal or discharge by us for reasons other than misconduct, or the optionee's voluntary resignation following:

  . a change in his or her position with us which materially reduces his or her responsibilities;

  .  a reduction in his or her level of compensation by more than 15%; or

  . a relocation of the optionee's place of employment by more than 50 miles, and this change, reduction or relocation is effected by us without the optionee's consent.

    Our 1999 Stock Incentive Plan is a successor plan to our 1998 Stock Plan, and includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances. See "--1999 Stock Incentive Plan--Change in Control".

1999 Stock Incentive Plan

    Introduction. The 1999 Stock Incentive Plan serves as the successor program to our 1998 Stock Plan. The 1999 plan was adopted by the board and approved by the stockholders in June 1999. The 1999 plan became effective on June 24, 1999. At that time, all outstanding options under our existing 1998 plan were transferred to the 1999 plan, and no further option grants can be made under the 1998 plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as are in effect for grants made under the discretionary option grant program of our 1999 stock plan.

    Share Reserve. 7,290,000 shares of our common stock have been authorized for issuance under the 1999 plan. In October 1999, our board approved an increase of 2,500,000 shares to the authorized number of shares issuable under the 1999 plan. Upon stockholder approval of the proposed increase, the total shares authorized for issuance under the 1999 plan will be 9,790,000. This share reserve consists of the number of shares that were carried over from the 1998 plan. The share reserve under our 1999 plan will automatically increase on the first trading day in January each year, beginning with calendar year 2000, by an amount equal to three percent (3%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior year, but in no event will this annual increase exceed 1,564,715 shares. In addition, no participant in the 1999 plan may be granted stock options or direct stock issuances for more than 1,125,000 shares of common stock in total in any calendar year.

    Programs. Our 1999 plan has five separate programs:

  . the discretionary option grant program, under which eligible employees may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

  . the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or upon the completion of a period of service or as a bonus for past services;

  . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

  . the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

    Eligibility. The individuals eligible to participate in our 1999 plan include our officers and other employees, our board members and any consultants we hire.

    Administration. The discretionary option grant and stock issuance programs are administered by our compensation committee. This committee determines which eligible individuals will receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee also has the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

    Plan Features. Our 1999 plan includes the following features:

  . The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  . The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1998 Stock Plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our 1998 Stock Plan have any stock appreciation rights.

    Change in Control. The 1999 plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  . In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. The plan administrator will have complete discretion to grant one or more options under the discretionary option grant program which will become fully exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service is involuntarily terminated within a designated period (not to exceed 18 months) following such acquisition. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions. The plan administrator will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

  . The compensation committee has complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. This accelerated vesting may occur either at the time of the transaction or upon the subsequent termination of the individual's service.

  . The options that were outstanding under our 1998 Stock Plan will immediately vest in the event we are acquired and the acquiring company does not assume those options unless an employee has less than one year of service with us in which case the employee will receive the equivalent of two years of vesting. Any options which are assumed will immediately vest upon a constructive termination of the optionee's employment within 18 months after the acquisition.

    Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes this election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant for 10,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 2,500 shares of common stock, provided such individual has served on the board for at least six months.

    Each automatic grant has an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each annual automatic grant will be fully-vested when granted. The shares subject to each initial 10,000-share automatic option grant will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each month of board service over the 36 month period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

    Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

    Additional Program Features. Our 1999 plan also has the following features:

  . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights are automatically included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

  . The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later than the last business day of June 2009.

1999 Employee Stock Purchase Plan

    Introduction. Our 1999 Employee Stock Purchase Plan was adopted by the board and approved by the stockholders in June 1999. The plan became effective on June 24, 1999. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

    Share Reserve. 300,000 shares of our common stock have initially been reserved for issuance. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to one percent (1%) of the total number of outstanding shares of our common stock on the last trading day in December in the prior year. In no event will any annual increase exceed 521,571 shares.

    Offering Periods. The plan has a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period commenced on June 24, 1999 and ends on the last business day in July 2001. The next offering period will start on the first business day in August 2001, and subsequent offering periods will be set by our compensation committee.

    Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of February and August each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

    Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

    Semi-annual purchase dates will occur on the last business day of January and July each year. In no event, however, may any participant purchase more than 1,200 shares on any purchase date, and not more than 75,000 shares may be purchased in total by all participants on any purchase date.

    Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    Plan Provisions. The following provisions are also in effect under the plan:

  .  The plan will terminate no later than the last business day of June
     2009.

  . The board may at any time amend, suspend or discontinue the plan. However, some amendments may require stockholder approval.

Limitation on Liability and Indemnification Matters

    Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to Stamps.com which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies including injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for:

  .  breach of the director's duty of loyalty;

  . acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law;

  .  actions leading to improper personal benefit to the director; and

  . payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law.

    This provision also does not affect the director's responsibilities under any other laws, including the federal securities laws or state or federal environmental laws. We have obtained liability insurance for our officers and directors.

    Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  arising under Section 174 of the Delaware law; or

  . for any transaction from which the director derived an improper personal benefit.

    The Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation provides that we indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer, or is or was serving at our request as a director or officer of another entity or enterprise, against expenses, incurred by the person in the defense of any action, suit or proceeding prior to its final determination to the fullest extent authorized under Delaware law.

    We have entered into indemnification agreements with our directors and our executive officers containing provisions that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors or officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

Sales of Securities

    We have issued shares of common stock to several of our directors, executive officers and founders. John M. Payne, our Chairman and Chief Executive Officer, purchased 1,500,000 shares of common stock in November 1998 for a purchase price of $100,000, which amount includes a note payable to Stamps.com for $99,000. Thomas Bruggere, a member of our board of directors, purchased 488,475 shares of common stock in October 1998 and December 1998 for a total purchase price of $28,460. Mohan Ananda, a member of our board of directors, purchased 2,172,595 shares of common stock in January 1998 for a total purchase price of $28,968. As payment of the purchase price, Mr. Ananda assigned to us intellectual property rights in his inventions developed for us and received a license back from us to use those intellectual property rights in a restricted field of use. A more detailed description of transactions with Mr. Ananda appears below. In January 1998, we also sold 423,993 shares of common stock to each of our co-founders, James McDermott, Ari Engelberg and Jeffrey Green, for a total purchase price of $16,960, which amount includes $9,000 in notes payable to Stamps.com.

    We have issued, in private placement transactions, shares of preferred stock as follows:

  . 3,762,500 shares of Series A preferred stock at $0.40 per share in February 1998;

  . 6,020,000 shares of Series B preferred stock at $0.75 per share in August, October and November 1998; and

  . 5,464,486 shares of Series C preferred stock at $5.49 per share in February and March 1999.

Transactions with Mr. Ananda

    We paid $61,000 in March 1998 to Safeware Corporation for employee salary and patent prosecution expenses incurred on our behalf to attain patents for us. These patent prosecution expenses consisted primarily of fees paid to patent counsel and fees paid to the US Patent and Trademark Office. Mr. Ananda is the majority shareholder in Safeware Corporation. We also reimbursed Mr. Ananda for approximately $20,000 for expenses incurred on our behalf.

    Under our previous agreements with Mr. Ananda, we own all of the intellectual property developed by Mr. Ananda during the course of his employment and all of the intellectual property he developed for us before his formal employment began. Mr. Ananda resigned as our Chief Executive Officer on January 1, 1999. In May 1999, we entered into a separation agreement and a license agreement with Mr. Ananda to formalize his resignation and to redefine his intellectual property rights relative to us. The new license agreement reaffirmed our ownership of the intellectual property invented by Mr. Ananda. In addition, the license agreement clarified and narrowed Mr. Ananda's field of use restrictions to limit his license to a few narrowly defined electronic commerce applications that do not compete with our Internet postage service.

Consulting Services

    We paid Mr. Payne $112,800 for consulting services he rendered to us between May 1998 and October 1998.

    In February 1999, we entered into a three-year consulting agreement with Loren Smith under which he will provide marketing and strategic planning services. Mr. Smith also agreed to serve as a director on our Board of Directors and to serve as a member on a board committee. In exchange for these services, we compensated Mr. Smith $120,000 per year, and in consideration of his consulting services, granted him an option to purchase 135,000 shares of our common stock at $0.33 per share. This agreement terminated in October 1999 upon Mr. Smith's appointment as our President and Chief Operating Officer. In connection with Mr. Smith's appointment as President and Chief Operating Officer, we granted Mr. Smith an option to purchase 300,000 shares of common stock. The options were granted at fair market value and vest over a period of two years.

    On June 21, 1999, we entered into a consulting services agreement with Carolyn Ticknor, a director, to provide us with strategic planning and business development advice, and other consulting services that we may request. In exchange for these services, we granted Mrs. Ticknor an option to purchase 10,000 shares of our common stock at an exercise price of $11.00 per share. This consulting agreement expired on October 1, 1999.

    In October 1999, we entered into a three-year consulting agreement with Marvin Runyon under which he will provide strategic planning services. In exchange for these services, we granted Mr. Runyon an option to purchase 36,000 shares of common stock. These options were granted at fair market value and vest ratably over a three-year period. In November 1999, this agreement was amended to provide that Mr. Runyon receive $2,000 per day in compensation for any special projects on which we require his services.

                            PRINCIPAL STOCKHOLDERS

   The following table indicates beneficial ownership of our common stock as of September 30, 1999 by:

  . each stockholder whom we know to beneficially own 5% or more of the outstanding shares of common stock;

  . each of our directors and our executive officers named in the Summary Compensation Table, and

  .  all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Stamps.com Inc., 3420 Ocean Park Boulevard, Suite 1040, Santa Monica, California 90405.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 34,864,807 shares of common stock outstanding as of September 30, 1999 and 40,207,803 shares of common stock outstanding after the completion of this offering. In computing the number of shares of common stock subject to options held by that person that are exercisable within 60 days of September 30, 1999, these shares are deemed outstanding for the purpose of determining the percentage ownership of the optionee. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name  of Beneficial  Owner                           Owned    Offering Offering
--------------------------                       ------------ -------- --------
Named executive officers and directors:
  Thomas N. Clancy(1)..........................    5,467,448    15.7%    13.6%
  Jeffrey J. Brown(2)..........................    5,457,448    15.6     13.6
  G. Bradford Jones(3).........................    5,457,448    15.6     13.6
  Mohan P. Ananda(4)...........................    2,174,095     6.2      5.4
  John M. Payne(5).............................    1,500,100     4.3      3.7
  Thomas H. Bruggere(6)........................      488,475     1.4      1.2
  John W. LaValle (7)..........................      398,696     1.1        *
  Douglas J. Walner(8).........................      366,357     1.0        *
  Loren E. Smith(9)............................      244,500       *        *
  David C. Bohnett(10).........................      198,468       *        *
  Marvin Runyon(11)............................      141,831       *        *
  Carolyn Ticknor(12)..........................       20,000       *        *
Other 5% Stockholders:(13)
  Brentwood Venture Capital (14)...............    5,421,448    15.5     13.5
    11150 Santa Monica Blvd, Suite 1200
    Los Angeles, CA 90025
  Enterprise Partners IV, L.P. (15)............    5,421,448    15.5     13.5
    5000 Birch Street, Suite 6200
    Newport Beach, CA 92660
  SBIC Partners, L.P...........................    5,421,448    15.5     13.5
    201 Main Street, Suite 2302
    Fort Worth, TX 76102
  Vulcan Ventures Inc..........................    2,732,241     7.8      6.8
    110-110th Ave., N.E., Suite 550
    Bellevue, WA 98004
  Chase Venture Capital Partners, L.P..........    2,185,792     6.3      5.4
    380 Madison Ave., 12th Floor
    New York, NY 10017
All directors and executive officers as a group
 (17 people) (16)..............................   22,565,447    61.2%    53.5%

--------
* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

 (1) Includes 4,987,732 shares and 433,716 shares held by Enterprise Partners IV, L.P. and Enterprise Partners IV Associates, L.P., respectively. Thomas N. Clancy is a General Partner at Enterprise Partners Venture Capital. Mr. Clancy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 10,000 shares of common stock and 36,000 shares subject to options, all of which are presently exercisable within 60 days from September 30, 1999.

 (2) Includes 5,421,448 shares held by SBIC Partners, L.P. Jeffrey Brown is a director and executive officer of Forrest Binkley & Brown Venture Co., the general partner of Forrest Binkley & Brown L.P., the Managing Partner of SBIC Partners. Mr. Brown disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 36,000 shares subject to options, all of which are presently exercisable within 60 days from September 30, 1999.

 (3) Includes 5,204,590 shares and 216,858 shares held by Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund, L.P., respectively. G. Bradford Jones is a General Partner at Brentwood Venture Capital. Mr. Jones disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 36,000 shares subject to options, all of which are presently exercisable within 60 days from September 30, 1999.

 (4) Includes 240,000 shares held in trust for the benefit of Mr. Ananda's family.

 (5) Includes 75,000 shares held in trust for the benefit of Mr. Payne's family.

 (6) Includes 75,000 shares held in trust for the benefit of his children as to which Mr. Bruggere disclaims beneficial ownership.

 (7) Includes 398,696 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999. Does not include 101,304 shares subject to options granted to Mr. LaValle in October 1999, none which are presently exercisable or will be exercisable within 60 days from September 30, 1999.

 (8) Includes 366,357 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999.

 (9) Includes 243,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999. Does not include 300,000 shares subject to options, none of which are presently exercisable or will be exercisable within 60 days of September 30, 1999.

(10) Includes 108,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999.

(11) Includes 110,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999. Does not include 34,000 shares subject to options granted to Mr. Runyon in October 1999, none of which are presently exercisable or will be exercisable within 60 days of September 30, 1999.

(12) Includes 20,000 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from September 30, 1999.

(13) Based on the current holdings of the stockholders of iShip.com, we do not anticipate that any stockholder of iShip.com will be a 5% stockholder of Stamps.com if the iShip.com acquisition is completed.

(14) Includes 5,204,590 shares and 216,858 shares held by Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund, L.P., respectively. G. Bradford Jones is a General Partner at Brentwood Venture Capital. Mr. Jones disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15) Includes 4,987,732 shares and 433,716 held by Enterprise Partners IV, L.P. and Enterprise Partners IV Associates, L.P., respectively. Thomas N. Clancy is a Venture Partner at Enterprise Partners Venture Capital. Mr. Clancy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16) Includes 1,990,934 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days of September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. Our authorized capital stock consists of 95,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

Common Stock

    As of December 3, 1999, there were 35,058,943 shares of common stock outstanding and held of record by 180 stockholders. Based on the number of shares outstanding as of that date and giving effect to the issuance of the 5,000,000 shares of common stock in this offering and 148,860 shares to AOL, there will be 40,207,803 shares of common stock outstanding upon the closing of the offering. In addition, as of December 3, 1999, there were 7,153,314 shares of common stock issuable upon the exercise of outstanding options and warrants.

    Holders of the common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, upon receipt of payment for the shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. Currently, there are no shares of preferred stock outstanding.

Preferred Stock

    The Board of Directors is authorized without further stockholder approval, to issue from time to time up to a total of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

Warrants

    On May 1, 1998, we issued a warrant which is currently exercisable for 7,050 shares of common stock at $0.27 per share. The warrant may be exercised at any time on or before May 1, 2005.

America Online Investment

    In October 1999, we entered into a common stock and warrant purchase agreement with AOL for the purchase of up to $11 million of common stock by AOL and a warrant which allows AOL to purchase up to 50% of the number of shares of common stock issued to it. The warrant also allows for the purchase of additional shares of common stock (50% of the unexercised portion of the warrant) in the event we are unable to cure a material breach of the payment provisions of our marketing agreement with AOL.

    On October 29, 1999, we issued 178,638 shares of common stock under the purchase agreement for $6.0 million in the aggregate, or $33.59 per share. We also issued the warrant, which is exercisable for 89,318 shares of common stock as of October 31, 1999, at an exercise price of $33.59 per share. The warrant may be exercised at any time on or before October 29, 2002, unless the term of exercisability is extended to compensate for any required regulatory filings.

    In addition, AOL has agreed to invest an additional $5.0 million in our common stock concurrent with the closing of this offering. The number of shares issuable will be equal to the quotient of $5 million divided by the lesser of
(a) $33.588 or (b) the price per share of the offering net of any underwriter discounts or commissions. The number of shares issuable upon exercise of the warrant will be increased by an amount equal to 50% of the shares issued at the closing of the $5 million investment. The closing of the $5 million investment by AOL is contingent on the closing of this offering.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control in attempts with respect to us and, accordingly, may discourage attempts to acquire us.

    In addition, provisions of our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

    Advance Notice Requirements for Stockholder Proposals and Director Nominations. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    Classified Board of Directors; Removal. Our directors are divided into three classes. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors which could have the effect of delaying or preventing a change in control of Stamps.com. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation authorizes only the Board of Directors to fill vacancies, including newly created directorships. The certificate of incorporation also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

    Supermajority Vote to Amend Charter and Bylaws. Our certificate of incorporation and bylaws each provides that our bylaws may only be amended by a two-thirds vote of the outstanding shares. In addition, our certificate of incorporation provides that its provisions related to bylaw amendments, staggered board and indemnification may only be amended by a two-thirds vote of the outstanding shares.

Registration Rights

    After this offering, holders of approximately 25,400,000 shares of common stock will be entitled to registration rights with respect to their shares. Of these shares, approximately 2,200,000 shares of common stock do not have demand registration rights and are only entitled to "piggy-back" registration rights. The holders of securities with registration rights can require us to register all or part of their shares at any time following December 25, 1999. In addition these holders may also require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3. Upon registration, these shares are freely tradable in the public market without restriction.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is U.S. Stock Transfer Corporation.

Listing

    Our common stock is quoted on the Nasdaq National Market under the trading symbol "STMP".

                        SHARES ELIGIBLE FOR FUTURE SALE

    We estimate that prior to the sale of the 5,000,000 shares we are offering by this prospectus, approximately 6.0 million of our 34.9 million shares of outstanding common stock were freely tradable. On December 22, 1999, upon the expiration of a lock-up entered into in connection with our initial public offering, an additional 2.1 million shares of our outstanding common stock will become available for immediate sale. On the 60th day after the date of this prospectus, the lock-up described below will expire for approximately 6.8 million shares of our outstanding common stock and, on the 90th day after the date of this prospectus, the lock-up described below will expire for all remaining shares subject to the lock-up. All of the shares subject to the lock-up will be available for immediate sale, subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. Of these shares, approximately 22.5 million held by investment funds may be distributed by them from time to time to their investors. Upon distribution, those shares will be available for immediate sale.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

    As part of this offering, our executive officers and directors, other significant stockholders and iShip.com's significant stockholders, who will receive at least 95% of the shares of common stock we issue in the proposed acquisition of iShip.com, will execute agreements with the underwriters that they will not offer or sell any shares of common stock for a period of 60 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. On the 60th day after the date of this prospectus, the lock-up will expire for 20% of the shares held by these stockholders. On the 90th day after the date of this prospectus, the lock-up will expire for the remaining 80% of the shares held by these stockholders. Prior to this date, these shares cannot be offered or sold without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to shares reserved for issuance to non-director, non-execute officer employees under existing employee benefit plans. In addition, the merger agreement with iShip.com provides that we are not obligated to file an S-8 registration statement for options assumed in the acquisition until the expiration of the 90 day lock-up period. Goldman, Sachs & Co. may, in its sole discretion, at any time and without notice, release all or a portion of the shares of common stock subject to these agreements. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price for our common stock and could impair our ability to raise capital through a public offering of equity securities.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, Irvine, California. As of November 1, 1999, affiliates of Brobeck, Phleger & Harrison LLP beneficially owned a total of approximately 84,000 shares of common stock. The validity of the common stock in this offering will be passed upon for the underwriters by Sullivan & Cromwell, Washington, D.C.

                                    EXPERTS

    The financial statements of Stamps.com, Inc. as of December 31, 1998 and for the period from January 9, 1998 (date of inception) to December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The iShip.com financial statements included in this prospectus and elsewhere in the registration statement have been audited by Moss Adams LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to Stamps.com and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. We have described all material information for each contract, agreement or other document filed with the registration statement in the prospectus. However, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result, you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement for a complete description of the matter involved.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission's filings, including the registration statement are also available to you without charge on their Web site (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

                                Stamps.com Inc.

                                                                          Page
                                                                          ----
Report of Independent Public Accountants.................................  F-2

Balance Sheets at December 31, 1998 and September 30, 1999 (unaudited)...  F-3

Statements of Operations for the period from January 9, 1998 (date of inception) to December 31, 1998, the period from January 9, 1998 (date of inception) to September 30, 1998 (unaudited), the nine months ended
 September 30, 1999 (unaudited) and the period from January 9, 1998 (date of inception) to September 30, 1999 (unaudited).........................  F-4

Statements of Stockholders' Equity (Deficit) for the period from January
 9, 1998 (date of inception) through December 31, 1998 and the nine months ended September 30, 1999 (unaudited).............................  F-5

Statements of Cash Flows for the period from January 9, 1998 (date of inception) to December 31, 1998, the period from January 9, 1998 (date of inception) to September 30, 1998 (unaudited), the nine months ended
 September 30, 1999 (unaudited) and the period from January 9, 1998 (date of inception) to September 30, 1999 (unaudited).........................  F-6

Notes to Financial Statements............................................  F-7

                             iShip.com, Inc.
                             ---------------
Independent Auditor's Report............................................. F-17

Balance Sheets at December 31, 1997 and 1998, and September 30, 1999
 (unaudited)............................................................. F-18

Statements of Operations for the period from May 27, 1997 (date of inception) to December 31, 1997, year ended December 31, 1998, the nine months ended September 30, 1998 and 1999 (unaudited) and the period from
 May 27, 1997 (date of inception) to September 30, 1999 (unaudited)...... F-19

Statements of Stockholders' Equity (Deficit) for the period from May 27,
 1997 (date of inception) through December 31, 1997, the year ended
 December 31, 1998 and the nine months ended September 30, 1999
 (unaudited)............................................................. F-20

Statements of Cash Flows for the period from May 27, 1997 (date of inception) to December 31, 1997, the year ended December 31, 1998, the nine months ended September 30, 1998 and 1999 (unaudited) and the period from May 27, 1997 (date of inception) to September 30, 1999
 (unaudited)............................................................. F-21

Notes to Financial Statements............................................ F-22

      UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      ------------------------------------------------------------
Unaudited Pro Forma Condensed Combined Financial Information ............ F-29

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30,
 1999 ................................................................... F-30

Unaudited Pro Forma Condensed Combined Statement of Operations for the
 year ended December 31, 1998 ........................................... F-31

Unaudited Pro Forma Condensed Combined Statement of Operations for the
 nine months ended September 30, 1999.................................... F-32

Notes to Unaudited Pro Forma Condensed Combined Financial Information.... F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Stamps.com Inc.:

    We have audited the accompanying balance sheet of Stamps.com Inc. (a Delaware corporation in the development stage) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from January 9, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stamps.com Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from January 9, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Los Angeles, California
January 13, 1999

                                STAMPS.COM INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                     December 31,  September 30,
                                                         1998          1999
                                                     ------------  -------------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents......................... $ 3,470,207   $ 61,198,260
  Prepaid advertising...............................         --       6,531,018
  Prepaid expenses..................................      48,118        684,495
                                                     -----------   ------------
      Total current assets..........................   3,518,325     68,413,773
Property and equipment, net.........................     670,301      5,339,565
Other assets........................................     237,193        432,138
                                                     -----------   ------------
      Total assets.................................. $ 4,425,819   $ 74,185,476
                                                     ===========   ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit.................................... $ 1,000,000   $  1,000,000
  Accounts payable..................................     392,372      2,331,566
  Accrued expenses..................................     192,528      1,850,055
  Accrued payroll and related.......................     140,942      1,079,823
  Accrued professional..............................     200,000        300,000
  Current portion of capital lease obligations......     207,683        472,000
                                                     -----------   ------------
      Total current liabilities.....................   2,133,525      7,033,444
Capital lease obligations, less current portion.....     265,070        500,214
Commitments
  Redeemable preferred stock, $.001 par value
   (Series A, B & C):
   Authorized shares 10,000,000 at December 31, 1998
    and none at September 30, 1999..................
   Issued and outstanding shares 9,782,500 at
    December 31, 1998 and none at September 30,
    1999............................................   5,978,344            --
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value:
   Authorized shares none at December 31, 1999 and
    5,000,000 at September 30, 1999.................
   Issued and outstanding none at December 31, 1999
    and September 31, 1999..........................         --             --
  Common stock, $.001 par value:                           6,901         35,569
   Authorized shares 20,000,000 at December 31, 1998
    and 95,000,000 at September 30, 1999............
   Issued and outstanding shares 6,900,975 at
    December 31, 1998; Issued shares 35,569,402 and
    outstanding shares 34,864,807 at September 30,
    1999............................................
  Additional paid-in capital........................   1,437,859    103,047,686
  Notes receivable from stock sales.................    (117,000)      (107,000)
  Deferred compensation.............................  (1,083,000)    (8,086,000)
  Deficit accumulated during the development stage..  (4,195,880)   (27,298,977)
  Treasury stock at cost (704,595 outstanding)......         --        (939,460)
                                                     -----------   ------------
      Total stockholders' equity (deficit)..........  (3,951,120)    66,651,818
                                                     -----------   ------------
      Total liabilities and stockholders' equity
       (deficit).................................... $ 4,425,819   $ 74,185,476
                                                     ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                STAMPS.COM INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                            Period from     Period from                    Period from
                          January 9, 1998 January 9, 1998  Nine Months   January 9, 1998
                          (inception) to  (inception) to      Ended      (inception) to
                           December 31,    September 30,  September 30,   September 30,
                               1998            1998           1999            1999
                          --------------- --------------- -------------  ---------------
                                            (unaudited)    (unaudited)     (unaudited)
Revenues................    $       --      $       --    $        --     $        --
Costs and expenses:
  Research and
   development..........      1,531,811         548,200      5,049,459       6,581,270
  Sales and marketing...        632,349             --      10,856,087      11,488,436
  General and
   administrative.......      2,015,930       1,125,584      8,275,706      10,291,636
                            -----------     -----------   ------------    ------------
    Total costs and
     expenses...........      4,180,090       1,673,784     24,181,252      28,361,342
                            -----------     -----------   ------------    ------------
Loss from operations....     (4,180,090)     (1,673,784)   (24,181,252)    (28,361,342)
Other income (expense):
  Interest expense......        (27,624)         (4,814)      (121,968)       (149,592)
  Interest income.......         11,834           2,682      1,200,123       1,211,957
                            -----------     -----------   ------------    ------------
Net loss................    $(4,195,880)    $(1,675,916)  $(23,103,097)   $(27,298,977)
                            ===========     ===========   ============    ============

Basic and diluted net
 loss per share.........    $     (0.85)    $     (0.35)  $      (1.59)   $      (2.44)
                            ===========     ===========   ============    ============
Pro forma basic and
 diluted net loss per
 share..................    $     (0.36)    $     (0.17)  $      (0.74)   $      (1.10)
                            ===========     ===========   ============    ============
Weighted average shares
 outstanding used in
 basic and diluted per-
 share calculation......      4,955,913       4,738,400     14,495,600      11,186,100
Weighted average shares
 outstanding used in pro
 forma basic and diluted
 per-share calculation..     11,593,380       9,612,800     31,259,500      24,794,800


   The accompanying notes are an integral part of these financial statements.

                                STAMPS.COM INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                         Deficit
                                                               Notes                   Accumulated    Cost of
                 Shares of Common Stock Common   Additional  Receivable                 During the    Common
                 ----------------------  Stock    Paid-In    from Stock    Deferred    Development   Stock in
                   Issued   In Treasury Issued    Capital      Sales     Compensation     Stage      Treasury      Total
                 ---------- ----------- ------- ------------ ----------  ------------  ------------  ---------  -----------
Balance at
January 9, 1998
(inception)             --        --    $   --  $        --  $     --    $       --    $        --   $     --   $       --
Issuance of
common stock....  4,912,500       --      4,913       61,387   (18,000)          --             --         --        48,300
Issuance of
restricted
common stock....  1,988,475       --      1,988      126,472   (99,000)          --             --         --        29,460
Deferred
compensation....        --        --        --     1,250,000       --     (1,250,000)           --         --           --
Amortization of
deferred
compensation....        --        --        --           --        --        167,000            --         --       167,000
Net loss........        --        --        --           --        --            --      (4,195,880)       --    (4,195,880)
                 ----------  --------   ------- ------------ ---------   -----------   ------------  ---------  -----------
Balance at
December 31,
1998............  6,900,975       --      6,901    1,437,859  (117,000)   (1,083,000)    (4,195,880)       --    (3,951,120)
Exercise of
stock options
(unaudited).....     47,948       --         48        5,728       --            --             --         --         5,776
Repurchase of
common stock
(unaudited).....        --   (704,595)      --           --      7,000           --             --    (939,460)    (932,460)
Conversion of
redeemable
preferred stock
(unaudited)..... 22,870,479       --     22,870   34,255,069       --            --             --         --    34,277,939
Issuance of
common stock
(unaudited).....  5,750,000       --      5,750   57,836,030       --            --             --         --    57,841,780
Repayment on
note receivable
(unaudited).....        --        --        --           --      3,000           --             --         --         3,000
Deferred
compensation
(unaudited).....        --        --        --     9,513,000       --     (9,513,000)           --         --           --
Amortization of
deferred
compensation
(unaudited).....        --        --        --           --        --      2,510,000            --         --     2,510,000
Net loss
(unaudited).....        --        --        --           --        --            --     (23,103,097)       --   (23,103,097)
                 ----------  --------   ------- ------------ ---------   -----------   ------------  ---------  -----------
Balance at
September 30,
1999
(unaudited)..... 35,569,402  (704,595)  $35,569 $103,047,686 $(107,000)  $(8,086,000)  $(27,298,977) $(939,460) $66,651,818
                 ==========  ========   ======= ============ =========   ===========   ============  =========  ===========

  The accompanying notes are an integral part of these financial statements.

                                STAMPS.COM INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                              Period from
                                               January 9,    Period from                   Period from
                                                  1998        January 9,                    January 9,
                                              (inception)        1998       Nine Months        1998
                                                   to       (inception) to     Ended      (inception) to
                                              December 31,  September 30,  September 30,  September 30,
                                                  1998           1998          1999            1999
                                              ------------  -------------- -------------  --------------
                                                             (unaudited)    (unaudited)    (unaudited)
Operating activities:
Net loss....................................  $(4,195,880)   $(1,675,916)  $(23,103,097)   $(27,298,977)
 Adjustments to reconcile net loss to net
  cash
   used in operating activities:
     Depreciation and amortization..........       81,540         27,032        555,166         636,706
     Amortization of deferred compensation..      167,000         34,000      2,510,000       2,677,000
     Changes in operating assets and
      liabilities:
      Prepaid expenses......................      (48,118)       (14,202)    (7,167,395)     (7,215,513)
      Accounts payable......................      392,372         78,573      1,939,194       2,331,566
      Accrued expenses......................      533,470        131,658      2,696,408       3,229,878
                                              -----------    -----------   ------------    ------------
Net cash used in operating activities.......   (3,069,616)    (1,418,855)   (22,569,724)    (25,639,340)

Investing activities:
 Capital expenditures.......................     (195,297)      (113,781)    (4,562,263)     (4,757,560)
 Other......................................     (209,071)       (95,978)      (197,591)       (406,662)
                                              -----------    -----------   ------------    ------------
Net cash used in investing activities.......     (404,368)      (209,759)    (4,759,854)     (5,164,222)

Financing activities:
 Net proceeds from line of credit...........    1,000,000        300,000             --       1,000,000
 Repayment of capital lease obligations.....      (81,945)       (53,397)      (150,059)       (232,004)
 Issuance of redeemable preferred stock,
  net.......................................    5,978,344      2,063,344     28,299,594      34,277,938
 Issuance of common stock...................       47,792         18,332     57,841,780      57,889,572
 Repurchase of common stock.................           --             --       (939,460)       (939,460)
 Proceeds from exercise of stock options....           --             --          5,776           5,776
                                              -----------    -----------   ------------    ------------
Net cash provided by financing activities...    6,944,191      2,328,279     85,057,631      92,001,822
                                              -----------    -----------   ------------    ------------

Net increase in cash and cash equivalents       3,470,207        699,665     57,728,053      61,198,260
Cash and cash equivalents at beginning of
 period.....................................           --             --      3,470,207              --
                                              -----------    -----------   ------------    ------------
Cash and cash equivalents at end of period..  $ 3,470,207    $   699,665   $ 61,198,260    $ 61,198,260
                                              ===========    ===========   ============    ============
Cash paid for:
 Interest...................................  $    27,624    $     4,814   $    121,968    $    149,592
 Income taxes...............................  $       800    $       800   $        800    $      1,600
Noncash investing and financial activity:
Issuance of common stock in exchange for a
 patent and a trademark name................  $    29,968    $    29,968   $         --    $     29,968
Equipment acquired under capital lease......  $   554,698    $   470,938   $    649,520    $  1,204,218
Issuance of notes receivable from stock
 sales......................................  $   117,000    $   117,000   $         --    $    117,000

   The accompanying notes are an integral part of these financial statements.

                                STAMPS.COM INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 Description of Business and Basis of Presentation

    Stamps.com Inc. (Stamps.com Inc. or the Company) was incorporated in Delaware on January 9, 1998, and is a development stage company. Its primary activities since inception have been to develop an Internet-based postage service for end-users and raise capital to finance operations.

    The Company is subject to the normal risks associated with a development stage enterprise in the technology industry. These risks include, among others, the risks associated with product development, commercial roll-out of its Internet postage service, US Postal Service regulation, acceptance of the product by end users and the ability to raise additional capital to sustain operations.

    On August 9, 1999, the Company's Internet Postage service was approved by the US Postal Service for commercial release. On October 22, 1999, the Company commercially launched its Internet Postage service.

 Unaudited Interim Financial Information

    The interim financial statements of the Company for the period from January 9, 1998 (date of inception) to September 30, 1998 and the nine months ended September 30, 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 1999, the results of operations and its cash flows for the period from January 9, 1998 (date of inception) to September 30, 1998 and the nine months ended September 30, 1999.

 Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

    Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.

 Concentration of Risk

    The financial instrument that potentially exposes the Company to concentrations of credit risks consists primarily of cash equivalents. The Company places its cash equivalents with high quality financial institutions. At times, such balances may be in excess of the FDIC insurance limit.

 Reclassifications

    Certain reclassifications have been made to prior periods to conform to current period presentations.

                                STAMPS.COM INC.

Computation of Historical Net Loss per Share and Pro Forma Net Loss Per Share

    In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

    Common equivalent shares, consisting of unvested restricted Common Stock and incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of convertible preferred stock, are excluded from the diluted earnings per share calculation if their effect is anti-dilutive.

    A summary of the shares used to compute earnings per share is as follows:

                               Period from       Period from                           Period from
                             January 9, 1998   January 9, 1998                       January 9, 1998
                             (inception) to     (inception) to   Nine Months Ended    (inception) to
                            December 31, 1998 September 30, 1998 September 30, 1999 September 30, 1999
                            ----------------- ------------------ ------------------ ------------------
                                                 (unaudited)         (unaudited)        (unaudited)
   Weighted average common
    shares used to compute
    basic net loss per
    share..................     4,955,913         4,738,400          14,495,600         11,186,100
   Effect of dilutive
    securities.............           --                --                  --                 --
                               ----------         ---------          ----------         ----------
   Weighted average common
    shares used to compute
    dilutive net loss per
    share..................     4,955,913         4,738,400          14,495,600         11,186,100
                               ----------         ---------          ----------         ----------
   Conversion of preferred
    stock..................     6,637,467         4,874,400          16,763,900         13,608,700
                               ----------         ---------          ----------         ----------
   Weighted average common
    shares used to compute
    pro forma basic and
    diluted net loss per
    share..................    11,593,380         9,612,800          31,259,500         24,794,800
                               ==========         =========          ==========         ==========

    Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B and C Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's Initial Public Offering as if such conversion occurred at inception or the date of original issuance, if later. Pro forma diluted earnings per share is computed using the pro forma weighted average number of common and common equivalents shares outstanding during the period, to the extent such shares are dilutive.

Advertising Costs

    The Company generally expenses the costs of producing advertisements at the time the advertising first runs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used.

                                STAMPS.COM INC.

    Internet advertising expenses are recognized based on specifics of the individual agreements. Under impression based agreements, advertising expense is recognized using the ratio of the number of impressions delivered over the total number of contracted impressions while agreements based on a period of time recognize advertising expense on the straight-line basis over the term of the contract.

 Property and Equipment

    Property and equipment are stated at cost. Depreciation and amortization are computed principally on a straight-line method over the estimated useful lives of the assets ranging from three to five years. Assets acquired under capitalized lease arrangements are recorded at the present value of the minimum lease payments. Amortization of assets capitalized under capital leases is computed using the straight-line method over the life of the asset or term of the lease, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred.

    Property and equipment is comprised of the following:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (unaudited)
   Furniture and equipment...........................   $ 32,315    $1,311,986
   Computers and software............................    717,679     4,649,790
                                                        --------    ----------
                                                         749,994     5,961,776
   Accumulated depreciation..........................    (79,693)     (622,211)
                                                        --------    ----------
                                                        $670,301    $5,339,565
                                                        ========    ==========

 Other Assets

    Patents, trademarks and other intangibles are included in other assets in the accompanying balance sheets and are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, ranging from 5 to 15 years.

 Income Taxes

    The Company accounts for income taxes in accordance with FASB 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using the enacted tax rate in effect for the years in which the differences are expected to reverse.

 Research and Development Costs

    Research and development costs are expensed as incurred. These costs primarily consist of salaries, development materials, supplies and applicable overhead expenses of personnel directly involved in the research and development of new technology and products.

 Stock-Based Compensation

    SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

                                STAMPS.COM INC.

2. Line of Credit

    On May 1, 1998, the Company entered into a credit line agreement with a lender. The initial $300,000 borrowing base was increased to $1 million based on the Company's net equity balance, as defined, through December 31, 1998. Borrowings bear interest at the lender's prime rate plus 1% (8.75% at December 31, 1998) and are collateralized by certain of the Company's assets. The Company used the amount drawn for working capital purposes. The unpaid balance due under the line of credit at February 9, 1999 may be converted to a term loan payable in 24 equal monthly installments commencing on such date. Otherwise, the credit line agreement matures on October 8, 1999.

    In connection with this indebtedness agreement, the Company issued a detachable warrant which permits the holder to purchase 7,050 shares of the Company's Common Stock for $.27 per share. The term of this warrant is for a period of seven years from the date of grant.

3. Income Taxes

    The provision for income taxes consists solely of minimum state taxes. The Company's effective tax rate differs from the statutory federal income tax rate primarily as a result of the establishment of a valuation allowance for the future benefits to be received from the net operating loss carryforwards and research tax credit carryforwards. The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at December 31, 1998 are presented below.

   Deferred tax assets (liabilities):
     Net operating loss carryforwards.............................  $   537,154
     Research credits.............................................      150,000
     Depreciation.................................................      (28,006)
     Capitalized start-up costs...................................      988,403
     Accruals.....................................................       46,068
                                                                    -----------
   Total deferred tax assets......................................    1,693,619
   Valuation allowance............................................   (1,693,619)
                                                                    -----------
   Net deferred tax assets........................................  $       --
                                                                    ===========

    Because the Company is uncertain when it may realize the benefits of its favorable tax attributes in future returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. In 1998, the valuation allowance recorded was $1,693,619.

    The Company has a net operating loss carryforward for federal and state income tax purposes at December 31, 1998 of $1,348,467, and an available tax credit carryforward at December 31, 1998 of $150,000, each of which can be carried forward to offset future taxable income, if any. The Company's federal net operating loss expires starting in 2018, state net operating loss expires starting in 2006, and credits expire starting in 2018. The Federal Tax Reform Act of 1986 and similar state tax laws contain provisions which may limit the net operating losses carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interests.

                                STAMPS.COM INC.

4. Capital Leases, Commitments and Contingencies

    The Company leases certain equipment under capital lease arrangements expiring on various dates through 2001. Included in property and equipment are the following assets held under capital lease:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (unaudited)
   Computer equipment...............................   $ 554,698    $1,204,218
   Accumulated depreciation.........................     (58,129)     (201,059)
                                                       ---------    ----------
                                                       $ 496,569    $1,003,159
                                                       =========    ==========

    The following is a schedule of future minimum lease payments:

   Year ending December 31, 1998:
   1999............................................................. $254,148
   2000.............................................................  254,520
   2001.............................................................   31,007
                                                                     --------
                                                                      539,675
   Less amount representing interest................................  (66,922)
                                                                     --------
   Present value of net minimum lease payments ($207,683 payable currently)...................................................... $472,753
                                                                     ========

    The Company currently rents its facilities on a month-to-month basis or for terms less than one year. Total rent expense for the period from January 9, 1998 through December 31, 1998 was $109,428 and includes $23,400 paid to a stockholder/officer for rental of office space.

    In December 1998, the Company entered into a Distribution and Marketing Agreement with America Online, Inc. (AOL) that provides broad distribution and marketing campaigns amongst AOL's diverse properties. In exchange for these services, the Company is required to make minimum payments that approximate $1,700,000 and $525,000 in 1999 and 2000, respectively. In exchange for these services, the Company is required to pay $2.3 million in varied amounts through February 2000 ($75,000 in 1998, $1,700,000 in 1999 and $525,000 in 2000). The
Company may purchase additional advertising under this Marketing and Distribution Agreement but it is not required. The Company will recognize the related expense upon performance of services (see note 8).

5. Stock Options

    In January 1998, the Company adopted the 1998 Stock Option Plan (the Plan) which authorizes the Board of Directors to grant incentive stock options, nonqualified stock options and stock purchase rights (collectively options) to employees, directors, consultants and advisors of the Company. The maximum number of shares of common stock to be issued under the Plan is 7,290,000. All options granted under the Plan have been made at prices not less than fair value of the stock at the date of grant, as determined by the Board of Directors. Options granted under the Plan are generally exercisable immediately, however, they vest 25% per year, and the Board of Directors has the discretion with respect to vesting periods applicable to a particular grant. During 1998, the Company issued options to purchase 2,347,471 shares of common stock at prices which included approximately $600,000 of a compensation element. The $600,000 is being recognized as expense over the vesting periods of the related options and has been presented as a reduction of stockholders' equity (deficit) in the accompanying balance sheets.

                                STAMPS.COM INC.

    The following tabulation summarizes certain information related to options for common stock:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Shares     Price
                                                             ---------  --------
   Outstanding options at January 9, 1998...................       --     $ --
   Grants................................................... 2,347,471     .07
   Surrendered, forfeited or expired........................   (36,562)    .03
   Exercised................................................       --       --
                                                             ---------    ----
   Outstanding options at December 31, 1998................. 2,310,909    $.06
                                                             =========    ====

    As of December 31, 1998, all options were exercisable. However, no options were vested and 1,904,091 were available for future grant. The weighted average remaining contractual life of the outstanding stock options at December 31, 1998, is 9.7 years.

    Pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of that statement. The fair value for these options was estimated at the date of grant using the minimum-value method, which utilizes a near-zero volatility factor. The remaining assumptions, which are weighted average, under this method are as follows:

   Expected life (years)..................................................    5
   Risk-free interest rate................................................ 5.50%
   Dividend yield.........................................................   --

    This option-valuation method requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing method does not necessarily provide a reliable single measure of the fair value of its employee stock options. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts and additional awards in future years are anticipated.

    If the Company recognized employee stock related compensation expense in accordance with SFAS 123 under the minimum value method, its net loss for 1998 would not be materially different.

6. Related Party Transactions

    The Company paid $61,000 in March 1998 to Safeware Corporation for employee salary and patent prosecution expenses incurred to obtain a patent. These patent prosecution expenses consisted primarily of fees paid to patent counsel and fees paid to the US Patent and Trademark Office. A director of the Company is the majority shareholder in Safeware Corporation. The Company also reimbursed the director for approximately $20,000 for expenses incurred on its behalf.

7. Stock Transactions

    During 1998, the Company issued restricted stock to an employee and a director totaling 1,988,475 shares. These shares vest one-fourth on May 30, 1999 and the remaining shares vest monthly over the subsequent thirty-six months. The Company issued these shares at prices which

                                STAMPS.COM INC.

included approximately $650,000 of a compensation element. The $650,000 is being recognized as expense over the vesting periods and has been presented as a reduction of stockholders' equity (deficit) in the accompanying balance sheets.

    In February 1998, the Company issued 3,762,500 shares of its Series A Redeemable Preferred Stock at $0.40 per share and warrants to acquire 6,020,000 shares of the Company's its Series B Redeemable Preferred Stock at $0.75 per share. In August and October 1998, 6,020,000 shares of Series B Redeemable Preferred Stock were issued under these warrants.

    Redeemable Preferred stock is convertible to common stock on a one-for-one basis at the option of the holder at any time after issuance, subject to anti-dilution protection. Each share of Redeemable Preferred Stock automatically converts to Common Stock upon (i) the sale of Common Stock by the Company in an underwritten public offering with a public offering price of $2.00 per share and net proceeds of $15 million or (ii) written consent of the majority holders of outstanding shares of Preferred Stock (see Note 8).

    The holders of Redeemable Preferred Stock are entitled to receive non-cumulative dividends in preference to the Common stock at a rate of $0.040 and $0.075 per share per annum, respectively, or if greater (as determined on a per annum basis and an as converted basis for Redeemable Preferred Stock), an amount equal to that paid on any other outstanding share, payable quarterly when, as and if declared. No dividends can be paid or declared on any Common Stock unless full cash dividends, including past dividends declared, have been paid on the Redeemable Preferred Stock.

    The Series A and Series B Redeemable Preferred Stock have a liquidation preference over Common Stock of $0.40 and $0.75 per share, respectively.

    The Redeemable Preferred Stock may be redeemed at any time after February 26, 2003 at the written consent of the majority holders of outstanding shares of Redeemable Preferred Stock. The redemption price for Series A and Series B Redeemable Preferred Stock is $0.40 and $0.75 per share, respectively. Series A and Series B Redeemable Preferred Stock has been reflected in the accompanying balance sheets outside of stockholders' equity (deficit) due to its redemption feature.

    In connection with the issuance of Common Stock during the period, the Company exchanged shares with a fair value of $117,000 for notes receivable of the same amount. These notes receivable bear interest at 9% per annum and are payable in February 2003.

8. Events Subsequent to the Date of the Auditors' Report (Unaudited)

 Redeemable Preferred Stock

    On February 10, 1999, the Board of Directors approved the sale of Series C Redeemable Preferred Stock. In February and March 1999, the Company issued 5,464,486 shares of its Series C Redeemable Preferred Stock at $5.49 per share. Series C Redeemable Preferred Stock is convertible to common stock on a one-for-one basis at the option of the holder at any time after issuance, subject to anti-dilution protection. In connection with the sale of Series C Redeemable Preferred Stock, the board of directors amended the certificate of incorporation and each share of Series A, Series B and Series C Redeemable Preferred Stock automatically converts to Common Stock upon (i) the sale of Common Stock by the Company in an underwritten public offer with a public offering price of at least $10.98 per share and net proceeds of $20 million or
(ii) written

                                STAMPS.COM INC.

consent of the majority of holders of outstanding shares of Redeemable Preferred Stock. In connection with the Company's Initial Public Offering in June 1999, all shares of Series A, B, and C Preferred Stock converted into 22,870,479 shares of Common Stock.

 Authorized Stock and Stock Dividend

    On February 17, 1999, the Company increased the number of authorized shares of common stock and preferred stock to 40,000,000 shares and 15,500,000 shares, respectively. Subsequent to year end, the Board of Directors increased the number of shares reserved for issuance under the 1998 Stock Option Plan to 7,290,000 shares.

    In June 1999, the Board of Directors declared a stock dividend of 3 shares of Common Stock for every 2 shares of Common Stock then outstanding, an action which also resulted in an adjustment to the conversion ratio of the Series A, B and C redeemable preferred stock to a three-for-two basis. The stock dividend became effective on the date that the Company's public offering of Common Stock closed. Accordingly, the accompanying financial statements and footnotes have been restated to reflect the stock dividend. In addition the board changed the number of authorized shares of Common Stock and Preferred Stock to 95,000,000 and 5,000,000 shares, respectively.

 Stock options

    The following tabulation summarizes certain information related to options for common stock for the period from January 1, 1999 through September 30, 1999:

                                                              Weighted Average
                                                               Exercise Price
                                                              ----------------
Outstanding options at December 31, 1998........... 2,310,909      $ .06
Grants (unaudited)................................. 4,097,356       3.98
Surrendered, forfeited or expired (unaudited)......   103,400        .35
Exercised (unaudited)..............................    47,948        .12
                                                    ---------      -----
Outstanding options at September 30, 1999
 (unaudited)....................................... 6,256,917      $4.09
                                                    =========      =====

    The estimated fair value for these options was estimated at the date of grant using the minimum-value method using the same assumptions as Note 5. From January 1, 1999 through September 30, 1999, the Company issued options to purchase approximately 4,097,000 shares of common stock at prices which included a compensation element of approximately $9,513,000. This compensation element is being recognized as an expense over the vesting periods of the related options and the unrecognized portion has been presented as a reduction of stockholders' equity (deficit) in the accompanying balance sheets.

 Commitments

    In May 1999, the Company entered into a facility lease agreement for its corporate headquarters with minimum lease payments totaling $4.8 million over 5 years.

    Also in May 1999, the Company entered into a Sponsorship Agreement with Intuit Inc. (Intuit) that markets our Internet postage service on various Intuit internet sites and software. In exchange for this sponsorship, the Company is required to pay $3.3 million ($2 million in 1999 and $1.3 million in 2000). Additional payments may be required if this Sponsorship Agreement results in certain customer levels. The related expense will be recognized as the services are provided.

                                STAMPS.COM INC.

    In October 1999, the Company entered into a three-year marketing and distribution agreement with America Online, Inc. ("AOL"). This partnership is an expansion of our agreement with AOL made in December 1998. Under the new agreement, the Company will be provided with a specific number of advertising impressions across several AOL brands featuring it as the exclusive provider of Internet postage services. Stamps.com software will also be included in AOL branded CD-ROMs for distribution.

    In consideration, the Company has committed to pay $56.0 million over the three-year term of the agreement. Of the $56.0 million total commitment, $20.5 million will be paid during the twelve months ended September 30, 2000. The Company is recognizing these fees as sales and marketing expense over the term of the contract based primarily on the ratio of the number of impressions delivered over the total number contracted.

    In connection with the new AOL agreement, the Company issued 178,638 shares of common stock, under the purchase agreement, for $6 million in the aggregate or $33.588 per share. AOL also agreed to invest an additional $5 million in Company stock. The purchase price will be the lesser of (a) $33.588 or (b) the price per share of the offering net of underwriter discounts or commissions. The Company also issued AOL a warrant, which is exercisable at $33.588 per share for 50 percent of the total Common shares purchased by AOL. The warrant also allows for the purchase of additional Common shares (50 percent of the unexercised portion of the warrant) in the event the Company is unable to cure a material breach of the payment provisions of the marketing and distribution agreement.

 Related Party Transactions

    In February 1999, a director entered into a three-year consulting agreement with the Company to provide marketing and strategic planning services. In exchange for his consulting services, the director will receive consulting fees of $120,000 per annum and an option to purchase 135,000 shares of common stock at $0.33 per share. This agreement was terminated in October 1999 upon the director's appointment as an officer of the Company.

    On June 21, 1999, the Company entered into a consulting services agreement with a director to provide us with strategic planning and business development advice, and other consulting services that the Company may request. In exchange for these services, the Company granted the director an option to purchase 10,000 shares of common stock at an exercise price of $11.00 per share. This agreement expired on October 1, 1999.

    In October 1999, a director entered into a three-year consulting agreement with the Company to provide strategic planning services. In exchange for his consulting services, the director received an option to purchase 36,000 shares of common stock at $35.625 per share. In November 1999, this agreement was amended to provide that the director will receive consulting fees of $2,000 per day for any special projects on which the Company requires his services.

 Legal Proceedings

    On June 16, 1999, Pitney Bowes filed a patent infringement lawsuit against the Company. The suit alleges that the Company is infringing two patents held by Pitney Bowes related to postage application systems and electronic indicia. The suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified

                                STAMPS.COM INC.

damages. The Company answered the complaint on August 6, 1999, denying the allegations of patent infringement and asserting a number of affirmative defenses. Pitney Bowes filed a similar complaint in early June 1999 against one of the Company's competitors, E-Stamp Corporation, alleging infringement of seven Pitney Bowes patents.

    The outcome of the litigation that Pitney Bowes has brought against the Company is uncertain. Therefore, the Company can give no assurance that Pitney Bowes will not prevail in its suit against the Company.

    If Pitney Bowes prevails in its claims against the Company, it may be prevented from selling postage on the Internet. Alternatively, the Pitney Bowes suit could result in limitations on how the Company implements its service, delays and costs associated with redesigning its service and payments of license fees and other payments. In addition, the litigation could result in significant expenses and diversion of management time and other resources. Thus, if Pitney Bowes prevails in its suit against the Company, its business could be severely harmed or fail.

 Initial Public Offering

    In June and July 1999, the Company completed an initial public offering in which the underwriters sold to the public 5,750,000 shares of Common Stock, including 750,000 shares in connection with the exercise of the underwriters' over-allotment option, at $11.00 per share. The Company's proceeds from the offering, after deducting underwriting discounts and commissions, were $10.23 per share, or $58,822,500 in the aggregate. Upon the closing of that offering, the Company repurchased 704,595 shares of Common Stock for $939,460 and converted all the Company's Redeemable Preferred Stock to Common Stock. After the offering, the Company's authorized capital consists of 95,000,000 shares of Common Stock of which 34,864,807 shares were outstanding at September 30, 1999.

 Acquisition

    In October 1999, the Company entered into a merger agreement with iShip.com, a development stage enterprise developing Internet-based shipping technology. In connection with the proposed merger, an aggregate of up to 8,000,000 of the Company's common stock will be issued and reserved for issuance. The agreement is subject to shareholder approval by both companies, and other customary conditions.

    The acquisition will be accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. The company is currently in process of preparing the final purchase price allocation and determining the useful lives of the assets acquired. It is anticipated that the purchase would result in intangible assets of approximately $482 million.

 1999 Stock Option Plan

    In October 1999, the Company's Board of Directors approved an increase of 2,500,000 shares to the number of shares eligible to be granted under the 1999 Stock Option Plan. Upon stockholder approval of the increase, the total shares authorized for issuance under the 1999 Stock Option Plan will be 9,790,000.

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
iShip.com, Inc.

    We have audited the accompanying balance sheets of iShip.com, Inc. (a development stage company) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for the period from inception (May 27, 1997) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iShip.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (May 27, 1997) to December 31, 1997 and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Moss Adams LLP

Seattle, Washington
March 12, 1999
                                iSHIP.COM, INC.
                         (A Development Stage Company)

                                 BALANCE SHEETS

                                               December 31,
                                           ----------------------  September 30,
                                             1997        1998          1999
                                           ---------  -----------  -------------
                                                                    (Unaudited)
                 ASSETS
                 ------

Current assets
  Cash and cash equivalents..............  $ 218,876  $   386,384   $ 5,521,919
  Investments............................        --       990,676           --
  Stock subscriptions receivable.........     96,098          --            --
  Prepaid expenses and other.............     37,850       12,516       102,270
                                           ---------  -----------   -----------
    Total current assets.................    352,824    1,389,576     5,624,189
                                           ---------  -----------   -----------
Equipment, net...........................    175,936      237,094     2,224,403
                                           ---------  -----------   -----------
                                           $ 528,760  $ 1,626,670   $ 7,848,592
                                           =========  ===========   ===========

  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------

Current liabilities
  Accounts Payable.......................  $   2,377  $    42,320   $   605,131
  Accrued liabilities....................        201       19,514        82,771
  Advances from shareholders.............      4,525          --            --
  Current portion of long-term debt......        --         7,200       389,920
  Current portion of capital lease
   obligations...........................     46,140       48,900        46,900
                                           ---------  -----------   -----------
    Total current liabilities............     53,243      117,934     1,124,722
                                           ---------  -----------   -----------
Long-term debt, net of current portion...        --        79,218     1,281,164
Deferred compensation....................    150,000      168,750       168,750
Deferred rent payable....................        --        50,845        96,606
Capital lease obligations, net of current
 portion.................................    128,386       79,486        45,050
                                           ---------  -----------   -----------
    Total long-term liabilities..........    278,386      378,299     1,591,570
                                           ---------  -----------   -----------
Shareholders' equity
  Series A Preferred stock, $.0005 par
   value, 8,986,668 shares authorized,
   shares issued and outstanding;
   1,600,000 at December 31, 1997,
   8,986,668 at December 31, 1998 and
   September 30, 1999, liquidation
   preference of $600,000 at December 31,
   1997, and $3,369,801 at December 31,
   1998 and September 30, 1999...........        800        4,493         4,493
  Series B Preferred stock, $.0005 par
   value, 12,800,000 shares authorized,
   shares issued and outstanding; none at
   December 31, 1997 and 1998, 10,133,334
   at September 30, 1999, liquidation
   preference of $7,600,000 at
   September 30, 1999....................        --           --          5,067
  Common stock, $0.0005 par value,
   60,000,000 shares authorized, shares
   issued and outstanding; 6,132,448 at
   December 31, 1997, 6,543,448 at
   December 31, 1998, and 7,238,014 at
   September 30, 1999....................      3,066        3,272         3,619
  Additional paid-in capital.............    599,570    3,383,120    10,998,903
  Deficit accumulated during the
   development stage.....................   (406,305)  (2,260,448)   (5,879,782)
                                           ---------  -----------   -----------
                                             197,131    1,130,437     5,132,300
                                           ---------  -----------   -----------
                                           $ 528,760  $ 1,626,670   $ 7,848,592
                                           =========  ===========   ===========

                            See accompanying notes.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                         Period from                                           Period from
                          Inception                                             Inception
                           (May 27,                    Nine Months Ended        (May 27,
                           1997) to    Year Ended        September 30,          1997) to
                         December 31, December 31,  ------------------------  September 30,
                             1997         1998         1998         1999          1999
                         ------------ ------------  -----------  -----------  -------------
                                                    (Unaudited)  (Unaudited)   (Unaudited)
Revenues................  $     --    $       --    $       --   $       --    $       --
                          ---------   -----------   -----------  -----------   -----------

Operating Expenses:
 General and
  administrative........    254,746     1,038,911       756,126    2,028,446     3,322,103
 Research and
  development...........    203,966       778,814       504,542    1,418,641     2,401,421
 Selling and marketing..        500        79,224         5,978      233,731       313,455
 Product
  implementation........     19,297        53,574        32,324       74,158       147,029
                          ---------   -----------   -----------  -----------   -----------
                            478,509     1,950,523     1,298,970    3,754,976     6,184,008
                          ---------   -----------   -----------  -----------   -----------

Operating loss..........   (478,509)   (1,950,523)   (1,298,970)  (3,754,976)   (6,184,008)
                          ---------   -----------   -----------  -----------   -----------

Other income (expense):
 Interest income........        --         73,030        49,657      152,609       225,639
 Interest expense.......        --         (8,879)       (6,252)     (17,872)      (26,751)
 Other income...........     72,204        32,229        31,795          905       105,338
                          ---------   -----------   -----------  -----------   -----------
                             72,204        96,380        75,200      135,642       304,226
                          ---------   -----------   -----------  -----------   -----------

Net loss................  $(406,305)  $(1,854,143)  $(1,223,770) $(3,619,334)  $(5,879,782)
                          =========   ===========   ===========  ===========   ===========


                            See accompanying notes.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                           Preferred Stock   Preferred Stock                Deficit
                                           ---------------- -----------------             Accumulated
                            Common Stock       Series A         Series B      Additional  During the
                          ---------------- ---------------- -----------------   Paid-in   Development
                           Shares   Amount  Shares   Amount   Shares   Amount   Capital      Stage
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Balance, May 27, 1997
 (inception)............        --  $  --        --  $  --         --  $  --  $       --  $       --
Common stock issued.....  6,132,448  3,066       --     --         --     --          370         --
Preferred stock issued..        --     --  1,600,000    800        --     --      599,200         --
Net loss................        --     --        --     --         --     --          --     (406,305)
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Balance, December 31,
 1997...................  6,132,448  3,066 1,600,000    800        --     --      599,570    (406,305)
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Common stock issued.....    411,000    206       --     --         --     --       15,207         --
Preferred stock issued..        --     --  7,386,668  3,693        --     --    2,766,308         --
Stock and stock options
 granted to
 consultants............        --     --        --     --         --     --        2,035         --
Net loss................        --     --        --     --         --     --          --   (1,854,143)
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Balance, December 31,
 1998...................  6,543,448  3,272 8,986,668  4,493        --     --    3,383,120  (2,260,448)
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Common stock issued
 (unaudited)............    694,566    347       --     --         --     --       18,028         --
Preferred stock issued
 (unaudited)............        --     --        --     --  10,133,334  5,067   7,594,933         --
Stock and stock options
 granted to consultants
 (unaudited)............        --     --        --     --         --     --        2,822         --
Net loss for nine months
 ended September 30,
 1999 (unaudited).......        --     --        --     --         --     --          --   (3,619,334)
                          --------- ------ --------- ------ ---------- ------ ----------- -----------
Balance, September 30,
 1999 (unaudited).......  7,238,014 $3,619 8,986,668 $4,493 10,133,334 $5,067 $10,998,903 $(5,879,782)
                          ========= ====== ========= ====== ========== ====== =========== ===========


                            See accompanying notes.

                                iSHIP.COM, INC.
                         (A Development State Company)

                            STATEMENTS OF CASH FLOWS

                            Period From                                              Period from
                             Inception                     Nine Months Ended          Inception
                          (May 27, 1997)   Year Ended        September 30,          (May 27, 1997)
                          to December 31, December 31,  -------------------------  to September 30,
                               1997           1998         1998          1999            1999
                          --------------- ------------  -----------  ------------  ----------------
                                                        (Unaudited)  (Unaudited)     (Unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES
 Net loss...............     $(406,305)   $(1,854,143)  $(1,223,770) $ (3,619,334)   $ (5,879,782)
 Adjustments to
  reconcile net loss to
  net cash from
  operating activites...
 Depreciation...........        15,511         80,872        54,986       343,953         440,336
 Amortization of
  discount of
  investments...........           --         (48,445)      (25,171)     (146,561)       (195,006)
 Stock and stock options
  issued for services...           375          2,448         2,210         2,100           4,923
 Changes in assets and
  liabilites:
  Prepaid expenses and
   other................       (37,850)        25,334        37,400       (89,754)       (102,270)
  Accounts payable......         2,377         39,943        45,841       562,811         605,131
  Accrued liabilities...           201         19,313        19,299        63,257          82,771
  Deferred
   compensation.........       150,000         18,750        18,750           --          168,750
  Deferred rent
   payable..............           --          50,845        35,592        45,761          96,606
                             ---------    -----------   -----------  ------------    ------------
Net cash used in
 operating activities...      (275,691)    (1,665,083)   (1,034,863)   (2,837,767)     (4,778,541)
                             ---------    -----------   -----------  ------------    ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchase of property
  and equipment.........        (5,321)      (142,030)     (107,347)   (2,331,262)     (2,478,613)
 Proceeds from sale of
  investments...........           --       1,050,000       197,206    21,098,602      22,148,602
 Purchase of
  investments...........           --      (1,992,231)   (1,992,231)  (19,961,365)    (21,953,596)
                             ---------    -----------   -----------  ------------    ------------
Net cash used in
 investing activities...        (5,321)    (1,084,261)   (1,902,372)   (1,194,025)     (2,283,607)
                             ---------    -----------   -----------  ------------    ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Proceeds from long-term
  debt..................           --          86,418        38,686     1,591,866       1,678,284
 Proceeds from issuance
  of common stock.......         3,061         15,000        15,000        19,097          37,158
 Proceeds from issuance
  of preferred stock....       600,000      2,770,001     2,770,001     7,600,000      10,970,001
 Net change in stock
  subscription
  receivable............       (96,098)        96,098        96,098           --              --
 Net change in
  shareholder advance...         4,525         (4,525)       (4,525)          --              --
 Payments on capital
  lease obligations.....       (11,600)       (46,140)      (34,305)     (36,436)         (94,176)
 Payments on long-term
  debt..................           --             --            --        (7,200)          (7,200)
                             ---------    -----------   -----------  ------------    ------------
Net cash provided by
 financing activities...       499,888      2,916,852     2,880,955     9,167,327      12,584,067
                             ---------    -----------   -----------  ------------    ------------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS............       218,876        167,508       (56,280)    5,135,535       5,521,919
CASH AND CASH
 EQUIVALENTS
 Beginning of period....           --         218,876       218,876       386,384             --
                             ---------    -----------   -----------  ------------    ------------
 End of period..........     $ 218,876    $   386,384   $   162,596  $  5,521,919    $  5,521,919
                             =========    ===========   ===========  ============    ============
NONCASH TRANSACTIONS
 Equipment purchased
  through capital
  lease.................     $ 186,126    $       --    $       --   $        --     $    186,126
                             =========    ===========   ===========  ============    ============
CASH PAID FOR INTEREST..     $     --     $     8,879   $     6,336  $     17,872    $     26,751
                             =========    ===========   ===========  ============    ============

                            See accompanying notes.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

    Development Stage Operations--iShip.com, Inc. (the Company), a Washington corporation, was incorporated on May 27, 1997 under the name MoveIt! Software, Inc. On May 18, 1998, the Company changed its name to iShip.com, Inc. The Company's office is located in Bellevue, Washington.

    Since inception, the Company has been developing and marketing software applications that enable customers to price, ship and track packages using its website. The Company has devoted significant time to raising capital, obtaining financing and administrative functions. These activities are expected to continue until such time the software is released commercially. During 1998, a "beta" version of the software was released. Limited revenues have been recognized since inception related to miscellaneous service fees.

    Unaudited Interim Financial Information--The interim financial statements of the Company for the nine months ended September 30, 1998 and 1999 and the period from May 27, 1997 (date of inception) to September 30, 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 1998 and 1999, the results of operations and its cash flows for the nine months ended September 30, 1998 and 1999 and the period from May 27, 1997 (date of inception) to September 30, 1999.

    Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash and Cash Equivalents--For the purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

    Equipment--Equipment is stated at cost. The Company provides depreciation on the cost of its equipment using straight-line methods over estimated useful lives of three years. Expenditures for repairs and maintenance are charged to expense as incurred.

    Research and Development Costs--Research and development costs are charged to expense as incurred. These costs primarily consist of salaries, development materials, supplies and applicable overhead expenses of personnel directly involved in the research and development of new technology.

    Stock-Based Compensation--The Company accounts for stock-based compensation to employees using the intrinsic value method, whereby, compensation cost is recognized when the exercise price at the date of grant is less than the fair market value of the Company's common stock.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

The Company discloses the proforma effect of compensation cost based on the fair value method for determining compensation cost. Stock-based compensation awarded to non-employees is determined using the fair value method. Compensation cost is recognized over the service or vesting period.


    Income Taxes--Income taxes are accounted for using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized.

    Risk Concentrations--At times, cash balances exceed federally-insured limits. However, cash is held on deposit in major financial institutions and is considered subject to minimum credit risk.

Note 2--Investment Securities

    Investment securities are classified as "available-for-sale" under generally accepted accounting principles. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included as a separate component of shareholders' equity, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

    At December 31, 1998, the Company had commercial paper with an amortized cost of $990,676, which approximates fair value. The expected maturities of the securities range from 25 to 106 days.

Note 3--Equipment

    Equipment is recorded at cost and consists of the following at December 31:

                                                               1997      1998
                                                             --------  --------
   Computer hardware.......................................  $141,787  $245,865
   Computer software.......................................    49,660    87,612
                                                             --------  --------
                                                              191,447   333,477
   Accumulated depreciation................................   (15,511)  (96,383)
                                                             --------  --------
                                                             $175,936  $237,094
                                                             ========  ========

Note 4--Long-Term Debt

    The Company has an equipment line of credit with a bank providing for equipment purchase advances up to $500,000 through September 4, 1999. Advances are collateralized by substantially all assets of the Company. Interest on the borrowings are at the bank's prime rate plus 0.5%. Monthly interest payments are required through September 4, 1999. Commencing on October 4, 1999, the unpaid principal balance of the advances shall be paid in 36 equal monthly installments of principal plus interest.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


    Maturities of long-term debt for years ending December 31 are as follows:

   1999................................................................. $ 7,200
   2000.................................................................  28,800
   2001.................................................................  28,800
   2002.................................................................  21,618
                                                                         -------
                                                                         $86,418
                                                                         =======

Note 5--Deferred Compensation

    Three key officers of the Company deferred their salaries during the first nine months of development stage operations. The deferred compensation amounts to $150,000 and $168,750 as of December 31, 1997 and 1998, respectively. The deferred salaries will be paid when the Company generates positive cash flows from operations.

Note 6--Preferred Stock

    Transactions--The Company issued 1,600,000 shares in 1997 and 7,386,668 shares in 1998 of Series A Preferred Stock at $0.375 per share. No direct costs were incurred in relation to the shares issued.

    Preference in Liquidation--In the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding-up of the Company before any distribution or payment to holders of the Company's common stock, the holders of Series A Preferred Stock are entitled to receive payment of $0.375 per outstanding share held by them.

    Dividends--Dividends payable to holders of Series A Preferred Stock are at the discretion of the Company's Board of Directors. As of December 31, 1997 and 1998, no dividends had been declared.

    Conversion Rights--A holder of Series A Preferred Stock, at the holder's option, has the right to convert shares of Series A Preferred Stock into common stock on a one-for-one basis, subject to adjustment for stock splits and dilutive issuances. In addition, Series A Preferred Stock would automatically convert to common stock in the event of the closing of an underwritten public offering which establishes a valuation of the Company of at least $50 million and results in gross proceeds of at least $10 million or upon the conversion of two-thirds of the shares of Series A Preferred Stock originally issued.

    Voting Rights--The holders of Series A Preferred Stock are entitled to one vote for each share and are entitled to vote on all matters on which the holders of common stock have the right to vote.

Note 7--Stock Option Plan

    The Company has a stock option plan under which employees and consultants may be awarded incentive or nonstatutory stock options. The plan authorizes the grant of options for the purchase of up to 5,660,000 shares of common stock. Under the plan, the option exercise price is generally no less than fair market value at the date of grant. Options expire no later than ten years from the grant date, and vesting is established at the time of grant provided that options shall become exercisable at the rate of at least 20% per year over five years.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


    As the Company uses the intrinsic value method in accounting for its stock option plan, no compensation costs have been recognized for stock options issued to employees. Had the compensation cost for stock options been determined using the fair value method, the proforma net loss would have increased by $11,000 to $417,305 for the period from inception to December 31, 1997 and by $9,000 to $1,863,143 for the year ended December 31, 1998.

    The weighted average fair value of the options granted during 1998 and the period from inception is estimated to be $0.015 using the Black-Scholes option-pricing model with the following assumptions on the date of grant: 0% dividend yield and volatility, 5% forfeitures per year, risk-free interest rate of 4.47% to 5.80%, expected lives of nine years.

    Stock option activity is as follows:

                                                    Common Shares       Weighted
                                                ----------------------- Average
                                                Available     Options   Exercise
                                                for Grant   Outstanding  Price
                                                ----------  ----------- --------
Inception, May 27, 1997........................        --          --       --
  Authorized...................................  5,660,000         --       --
  Granted...................................... (1,785,000)  1,785,000  $0.0375
  Exercised....................................        --      (10,000) $0.0375
                                                ----------   ---------
Balance, December 31, 1997.....................  3,875,000   1,775,000  $0.0375
  Granted......................................   (759,000)    759,000  $0.0430
  Exercised....................................        --     (411,000) $0.0365
                                                ----------   ---------
Balance, December 31, 1998.....................  3,116,000   2,123,000  $0.0390
                                                ==========   =========

    The following summarizes options outstanding at December 31, 1998:

                                          Weighted
                                           Average   Weighted
                                          Remaining  Average
                               Number    Contractual Exercise   Number
   Range of Exercise Price   Outstanding    Life      Price   Exercisable
   -----------------------   ----------- ----------- -------- -----------
   $0.0375-0.050              2,123,000   9.1 years   $0.039    420,312

    Included in common stock issued are 10,500 shares granted to certain consultants for services provided. These shares were granted from shares authorized for issue under the option plan. The fair value of the shares granted to the consultants was $375 for the period from inception to December 31, 1997 and $413 for the year ended December 31, 1998.

    In December 1998, the Board of Directors approved additional grants of up to 24,000 shares of common stock to consultants for services to be provided in 1999.

Note 8--Income Taxes

    At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $1.9 million and research credit carryforwards of $109,000 available to offset future federal taxable income, if any. The net operating loss and research credit carryforwards generally expire in 2018. The Internal Revenue Code may limit the net operating loss carryforwards to be used in any given year upon the occurrence of certain events, including significant change in ownership interest.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


    Deferred taxes are comprised of the following at December 31:

                                                             1997       1998
                                                           ---------  ---------
   Deferred tax assets (liabilities)
     Net operating loss carryforwards..................... $  70,500  $ 643,000
     Research credits.....................................    16,500    109,000
     Deferred compensation................................    51,000     57,000
     Other................................................    (1,200)    17,300
                                                           ---------  ---------
   Total deferred tax asset...............................   136,800    826,300
   Valuation allowance....................................  (136,800)  (826,300)
                                                           ---------  ---------
                                                           $     --   $     --
                                                           =========  =========

    A valuation allowance for the full amount of the net deferred tax asset has been recorded as realization in the near term is not reasonably assured. The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 34% to earnings before taxes due to the valuation allowance established for the current year's net operating loss and nondeductible items.

Note 9--Capital Lease Obligation

    At December 31, 1997 and 1998, the Company was obligated under the terms of a capital lease for certain computer hardware and software from a related party. The implicit interest rate for the leases ranges from 4.4% to 7.5% and requires monthly payments of $4,534. Required minimum lease payments for the years ending December 31 are as follows:

   1999............................................................... $ 54,413
   2000...............................................................   54,413
   2001...............................................................   28,435
                                                                       --------
                                                                        137,261
   Less amount representing interest..................................    8,875
                                                                       --------
                                                                       $128,386
                                                                       ========

    Included in equipment at December 31, 1997 and 1998 is $186,126 held under capital lease with accumulated amortization of $15,511 and $77,552, respectively.

Note 10--Commitments and Contingency

    Lease Commitments--The Company leases its office space and certain leasehold improvements and office furniture under operating leases through June 30, 2001 from a related party. Rent expense under all leases was $23,452 for the period from inception to December 31, 1997 and $269,885 for the year ended December 31, 1998. Future minimum lease payments required under non cancelable operating leases are as follows:

   Years Ending December 31,
   -------------------------
     1999............................................................. $295,287
     2000.............................................................  295,287
     2001.............................................................  147,643
                                                                       --------
                                                                       $738,217
                                                                       ========

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


    Given the Company's development stage operations, only a portion of the standard lease payments are required in early months. The difference between the actual lease payments and the standard monthly payments are recorded as deferred rent payable. Total deferred rent was $50,845 as of December 31, 1998.

    The Company subleases a portion of the office space to an unrelated party. The sublease commenced on June 15, 1998 and provides for monthly rent of $7,708. The original lease term is twelve months. The subtenant has the right to extend the sublease for two additional periods of three months each. Rental income from the sublease totaled $58,069 in 1998.

    The Company also leases certain furniture and leasehold improvements to the third party. Rental income from these leases amounted to $24,044 in 1998.

Note 11--Events Subsequent to the Date of the Auditors' Report (Unaudited)

    Series B Preferred Stock--In April 1999 the Board of Directors, approved the sale of Series B Preferred Stock. In April, May and August, 1999 the Company issued 10,133,334 shares of its Series B Preferred Stock at $0.75 per share. No direct costs were incurred in relation to the shares issued. The proceeds of $7.6 million have been used to fund the operations of the Company with excess funds at September 30, 1999 invested in short-term, highly-liquid investments classified as cash equivalents. In the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding-up of the Company before any distribution or payment to holders of the Company's common stock, the holders of Series B Preferred Stock are entitled to receive payment of $0.75 per outstanding share held by them. Dividends payable to holders of Series B Preferred Stock are at the discretion of the Company's Board of Directors. A holder of Series B Preferred Stock, at the holder's option, has the right to convert shares of Series B Preferred Stock into common stock on a one-for-one basis, subject to adjustment for stock splits and dilutive issuances. In addition, the Series B Preferred Stock would automatically convert to common stock in the event of the closing of an underwritten public offering which establishes a valuation of the Company of at least $75 million and results in gross proceeds of at least $15 million or upon the conversion of two-thirds of the shares of Series B Preferred Stock originally issued. The holders of Series B Preferred Stock are entitled to one vote for each share and are entitled to vote on all matters on which the holders of common stock have the right to vote.

    Stock Warrant--On April 27, 1999 the Company issued a warrant to a strategic partner for a maximum of 2,666,666 shares of the Company's Series B Preferred Stock at a purchase price of $1.50 per share. The actual number of shares purchasable under the warrant is determined by a performance measure based on qualifying revenues generated during a one year period beginning March 1, 2000.

    Lease Commitment--In July, 1999 the Company entered into a facility lease agreement for its corporate headquarters with minimum lease payments approximating $2.4 million over five years.

    Stock Split--On August 6, 1999 the Board of Directors approved a 2 for 1 split of the Company's Common and Preferred Stock and an increase in the number of authorized Common Stock shares to 60,000,000 and authorized Preferred Stock shares to 21,786,688. Accordingly, the share information in the accompanying financial statements and footnotes have been restated to reflect the stock split.

                                iSHIP.COM, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


    Finance Agreement--On August 20, 1999, the Company entered into a Loan and Security Agreement with a bank for $2,950,000 of which $2.5 million is available for equipment purchases through February 19, 2003 and $450,000 is available through a revolving line maturing on August 19, 2000. Advances are collateralized by substantially all assets of the Company. Interest on borrowings are at the bank's prime rate plus 0.5%. Borrowings for equipment purchases are payable in 30 equal monthly installments beginning March 19, 2000.

    In connection with the agreement, the Company issued a Common Stock purchase warrant which permits the holder to purchase up to 10,000 shares of the Company's Common Stock at a purchase price of the lesser of $2.50 per share and the price per share received by the Company in the next round of financing. The warrant is exercisable only (i) after the Company's initial public offering, (ii) immediately prior to a change in control and (iii) with the written consent of the Company.

    Proposed Merger Agreement--In October 1999, the Company entered into a merger agreement with Stamps.com, Inc. a development stage enterprise developing an Internet-based postage service for end-users. In connection with the proposed merger, the Company will receive an aggregate 8 million shares of Stamps.com Common Stock in exchange for all the outstanding Common and Preferred Stock, and outstanding options and warrants of the Company. The agreement is subject to shareholder approval by both companies and regulatory approval.

    Stock Options--The following tabulation summarizes certain information related to options for common stock for the period from January 1, 1999 through September 30, 1999:

                                                                        Weighted
                                                Available               Average
                                                   for        Options   Exercise
                                                  Grant     Outstanding  price
                                                ----------  ----------- --------
   Balance, December 31, 1998..................  3,116,000   2,123,000   $0.039
   Granted (unaudited)......................... (1,641,606)  1,641,606   $0.159
   Exercised (unaudited).......................        --     (694,566)  $0.046
   Balance, September 30, 1999.................  1,474,394   3,070,040   $0.102

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    On October 22, 1999, Stamps.com entered into a merger agreement to acquire iShip.com in exchange for 8,000,000 shares of Stamp.com's common stock. Stamps.com's management has prepared the following unaudited pro forma condensed combined financial information to give effect to this acquisition. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999 give effect to the iShip.com acquisition as if it had taken place at the beginning of each period. The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 1999 gives effect to the iShip.com acquisition as if it had taken place on such date.

    The pro forma adjustments, which are based upon available information and certain assumptions that Stamps.com believes are reasonable in the circumstances, are applied to the historical financial statements of Stamps.com and iShip.com. The iShip.com acquisition will be accounted for using the purchase method of accounting. Stamps.com allocation of purchase price is based upon management's current estimates of the fair value of assets acquired and liabilities assumed in accordance with Accounting Principles Board No. 16. The purchase price allocations reflected in the accompanying unaudited pro forma condensed combined financial statements may be different from the final allocation of the purchase price and such differences may be material. The Company expects to complete a valuation and other procedures during the fourth quarter of 1999.

    The accompanying unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and the notes thereto for both Stamps.com and iShip.com, which are included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what Stamps.com's financial position or results of operations would actually have been had the iShip.com acquisition occurred on such dates or to project Stamps.com's results of operations or financial position for any future period.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999

                             (Amounts in thousands)

                                                          PRO FORMA
                                    STAMPS.COM ISHIP.COM ADJUSTMENTS     TOTAL
                                    ---------- --------- -----------    --------
              ASSETS
              ------

Current assets:
Cash and cash equivalents..........  $61,198    $5,522    $    --       $ 66,720
Prepaid expenses...................    7,216       102         --          7,318
                                     -------    ------    --------      --------
Total current assets...............   68,414     5,624         --         74,038
Property and equipment, net........    5,339     2,225         --          7,564
Intangibles, net...................      --        --      481,523 (2)   481,523
Other assets.......................      432       --          --            432
                                     -------    ------    --------      --------
    Total assets...................  $74,185    $7,849    $481,523      $563,557
                                     =======    ======    ========      ========

   LIABILITIES AND STOCKHOLDERS'
          EQUITY (DEFICIT)
   -----------------------------

Current liabilities:
Line of credit.....................  $ 1,000    $  --     $    --       $  1,000
Accounts payable...................    2,331       605         --          2,936
Accrued expenses...................    3,230        83         --          3,313
Current portion of capital lease
 obligations.......................      472       437         --            909
                                     -------    ------    --------      --------
Total current liabilities..........    7,033     1,125         --          8,158

Long-term liabilities..............      500     1,591         --          2,091
Stockholders' equity (deficit).....   66,652     5,133     (45,344)(3)   553,308
                                                           526,867 (4)
                                     -------    ------    --------      --------
    Total liabilities and
     stockholders' equity
     (deficit).....................  $74,185    $7,849    $481,523      $563,557
                                     =======    ======    ========      ========


   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                 (Amounts in thousands, except per share data)

                                                       PRO FORMA
                                 STAMPS.COM ISHIP.COM ADJUSTMENTS      TOTAL
                                 ---------- --------- -----------    ---------
Revenues........................  $    --    $   --    $     --      $     --
Cost of sales...................       --        --          --            --
                                  --------   -------   ---------     ---------
Gross profit....................       --        --          --            --
Operating expenses:
Research and development........     1,532       832         --          2,364
Sales and marketing.............       632        79         --            711
General and administrative......     2,016     1,039     131,717 (5)   134,772
                                  --------   -------   ---------     ---------
                                     4,180     1,950     131,717       137,847
Loss from operations............    (4,180)   (1,950)   (131,717)     (137,847)
Other income (expense):
Interest expense................       (28)       (9)        --            (37)
Interest income.................        12        73         --             85
Other, net......................       --         32         --             32
                                  --------   -------   ---------     ---------
Net loss........................  $ (4,196)  $(1,854)  $(131,717)    $(137,767)
                                  ========   =======   =========     =========
Basic and diluted net loss per
 share..........................  $  (0.85)                          $  (12.23)
                                  ========                           =========
Pro forma basic and diluted net
 loss
 per share .....................  $  (0.36)                          $   (7.70)
                                  ========                           =========
Weighted average shares
 outstanding used in basic and
 diluted per share calculation..     4,956                 6,304        11,260
                                  ========             =========     =========
Weighted average shares
 outstanding used in pro forma
 basic and diluted per share
 calculation....................    11,593                 6,304        17,897
                                  ========             =========     =========


   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                 (Amounts in thousands, except per share data)

                                                        Pro Forma
                                  Stamps.com iShip.com Adjustments      Total
                                  ---------- --------- -----------    ---------
Revenues.........................  $    --    $   --    $    --       $     --
Cost of sales....................       --        --         --             --
                                   --------   -------   --------      ---------
Gross profit.....................       --        --         --             --

Operating expenses:
Research and development.........     5,049     1,493        --           6,542
Sales and marketing..............    10,856       234        --          11,090
General and administrative.......     8,276     2,028     98,788 (6)    109,092
                                   --------   -------   --------      ---------
                                     24,181     3,755     98,788        126,724
Loss from operations.............   (24,181)   (3,755)   (98,788)      (126,724)
Other income (expense):
Interest expense.................      (122)      (18)       --            (140)
Interest income..................     1,200       153        --           1,353
Other, net.......................       --          1        --               1
                                   --------   -------   --------      ---------
Net loss.........................  $(23,103)  $(3,619)  $(98,788)     $(125,510)
                                   ========   =======   ========      =========
Basic and diluted net loss per
 share...........................  $  (1.59)                          $   (6.03)
                                   ========                           =========
Pro forma basic and diluted net
 loss per share..................  $  (0.74)                          $   (3.34)
                                   ========                           =========
Weighted average shares
 outstanding used in basic and
 diluted per share calculation...    14,496                6,304         20,800
                                   ========             ========      =========
Weighted average shares
 outstanding used in pro forma
 basic and diluted per share
 calculation.....................    31,260                6,304         37,564
                                   ========             ========      =========



   See notes to unaudited pro forma condensed combined financial information.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

    The pro forma financial information gives effect to the following pro forma adjustments:

    The iShip.com merger will be accounted for using the purchase method of accounting. In connection with the acquisition, Stamps.com will issue up to 8 million shares of Common Stock in exchange for all of the outstanding shares of iShip.com capital stock, options and warrants. The aggregate estimated purchase price is approximately $532 million based on $66.50 per share for purposes of these pro forma financial statements, which was the last reported sale price of our Common Stock on the Nasdaq National Market on December 3, 1999.

    The iShip.com shares were first converted to Stamps.com equivalent shares by taking the number of iShip.com shares over the total number of iShip.com shares multiplied by 8,000,000 to arrive at Stamps.com shares for each iShip.com share. This calculation has been made for purposes of these financial statements only and does not represent the final exchange ratio, which will be determined on the third trading day prior to the closing of the transaction.

    The purchase price was determined as follows (in thousands):

                                                          Stamps.com
                                             iShip shares   shares   Fair Value
                                             ------------ ---------- ----------
   Shares...................................    25,240      6,304     $419,222
   Warrants.................................     2,690        672       44,679
   Vested stock options.....................     1,370        342       22,755
   Unvested stock options...................     2,730        682       45,344
                                                ------      -----     --------
                                                32,030      8,000     $532,000
                                                ======      =====     ========

    The fair value of "shares" was calculated by taking the fair value of the Stamps.com shares ($66.50 per share) times the number of Stamps.com shares to be exchanged.

    With respect to stock options exchanged as part of the iShip.com merger, all vested and unvested iShip.com options exchanged for Stamps.com options are included as part of the purchase price based on their fair value. The fair value of the shares underlying options and warrants was calculated by taking the vested and unvested options and warrants to purchase Stamps.com shares (1,696,000 options and warrants) times the fair value of the stock ($66.50 per share). Proceeds to be received from the option and warrant holders upon exercise were excluded as the amounts are immaterial.

    The pro forma financial information has been prepared on the basis of assumptions described in these notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of iShip.com based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the iShip.com acquisition.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL INFORMATION--(Continued)

  Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired (in thousands):

                                                                     Annual
                                                    Amortization  Amortization
                                                        Life     of Intangibles
                                                    ------------ --------------
   Estimated Acquisition Cost:
     Estimated purchase price............  $532,000
                                           ========
   Purchase Price Allocation:
     Estimated fair value of net tangible
      assets of iShip.com at September
      30, 1999...........................     5,133
     Deferred compensation on unvested
      stock options assumed..............    45,344       4          11,336
   Intangible assets acquired:
     Goodwill............................   481,523       4         120,381
                                           --------
                                           $532,000
                                           ========

Tangible assets of iShip.com acquired in the iShip.com merger principally include cash and fixed assets. Liabilities of iShip.com assumed in the iShip.com merger principally include accounts payable, accrued payroll and long-term debt.

    2. The pro forma adjustment is for goodwill allocation of $481.5 million.

    3. The pro forma adjustment is for deferred stock compensation associated with the unvested iShip.com stock options to acquire approximately 2.73 million shares of iShip.com common stock to be assumed by Stamps.com.

    4. The pro forma adjustment to "shareholders' equity" reflects the elimination of iShip.com's shareholders' equity ($5.1 million) and the impact of the issuance of Stamps.com's common stock ($532.0 million) in connection with the iShip.com merger.

    5. The pro forma adjustment is for amortization of deferred stock compensation associated with the unvested iShip.com stock options assumed by Stamps.com over the remaining vesting period of $11.3 million and amortization of goodwill of $120.4 million for the year ended December 31, 1998.

    6. The pro forma adjustment is for amortization of deferred stock compensation of $8.5 million and amortization of goodwill of $90.3 million for the nine months ended September 30, 1999.

                                  UNDERWRITING

    Stamps.com and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Thomas Weisel Partners LLC and Volpe Brown Whelan & Company, LLC are the representatives of the underwriters.

                                                                        Number
                              Underwriters                             of Shares
                              ------------                             ---------
   Goldman, Sachs & Co. ..............................................
   Salomon Smith Barney Inc. .........................................
   BancBoston Robertson Stephens Inc. ................................
   Thomas Weisel Partners LLC.........................................
   Volpe Brown Whelan & Company, LLC..................................
                                                                         ----
     Total............................................................
                                                                         ====

                               ----------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Stamps.com to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Stamps.com. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

                               Paid by Stamps.com
                               ------------------

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
     Total............................................    $            $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial
price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    Stamps.com has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any shares reserved for issuance under existing employee benefit plans to employees who are neither executive officers nor directors. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the The Nasdaq National Market, in the over-the-counter market or otherwise.

    Bayview Investors, Ltd., an investment partnership affiliated with BancBoston Robertson Stephens Inc., purchased 60,717 shares of Series C Preferred Stock from us on February 17, 1999 at a price of $5.49 per share and on the same terms and conditions as all other purchasers in our Series C Preferred Stock financing. At the closing of our initial public offering, the Series C shares automatically converted into 91,076 shares of our common stock. BancBoston Robertson Stephens Inc. acted as placement agent for our Series C Preferred Stock financing and received for its services a fee of approximately $1.4 million from us.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 91 filed public offerings of equity securities, of which 73 have been completed, and has acted as a syndicate member in an additional 48 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

    Stamps.com estimates that its share of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $930,000.

    Stamps.com has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Information Regarding Forward-Looking Statements.........................  20
Use Of Proceeds..........................................................  21
Price Range of Common Stock..............................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Financial Data..................................................  25
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  27
Business.................................................................  32
Recent Development.......................................................  44
Management...............................................................  45
Related Party Transactions...............................................  59
Principal Stockholders...................................................  61
Description Of Capital Stock.............................................  63
Shares Eligible For Future Sale..........................................  66
Legal Matters............................................................  66
Experts..................................................................  67
Where You Can Find Additional Information................................  67
Index To Financial Statements............................................ F-1
Underwriting............................................................. U-1

                               ----------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 Shares

                                Stamps.com Inc.

                                 Common Stock

                               ----------------

                             [LOGO OF STAMPS.COM]

                               ----------------

                             Goldman, Sachs & Co.

                             Salomon Smith Barney

                              Robertson Stephens

                          Thomas Weisel Partners LLC

                         Volpe Brown Whelan & Company

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and NASD. All of the expenses below will be paid by the Company.

Item
----
Registration fee...................................................... $ 70,984
NASD filing fee.......................................................   26,030
Nasdaq National Market listing fee....................................   17,500
Blue sky fees and expenses............................................   10,000
Printing and engraving expenses.......................................  250,000
Legal fees and expenses...............................................  250,000
Accounting fees and expenses..........................................   50,000
Transfer Agent and Registrar fees.....................................    5,000
Miscellaneous.........................................................   20,486
                                                                       --------
  Total............................................................... $700,000
                                                                       ========

Item 14. Indemnification of Directors and Officers.

      The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Company has obtained liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    The Company, with the approval of the Board of Directors, has obtained directors' and officers' liability insurance. In addition, the Company has entered into indemnification agreements with each of its directors and executive officers, a form of which is filed as Exhibit 10.10 hereto.

    There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

Item 15.  Recent Sales of Unregistered Securities.

    The following is a summary of transactions by the Company since the Company's inception in September 1996 involving sales of the Company's securities that were not registered under the Securities Act. Prior to the Company's incorporation in Delaware in January 1998, it had been operating as a sole proprietorship.

    On January 20, 1998, we issued an aggregate of 4,897,500 shares of Common Stock at $.01 per share to certain employees and consultants to the Company. The total number of individuals who received stock in this transaction was 15.

    On May 1, 1998, we granted a warrant to a lender to purchase up to 4,700 shares of Series A Preferred Stock at $0.40 per share.

    In October 1998, we issued an aggregate of 307,875 shares of Common Stock at $.05 per share to Thomas Bruggere.

    In November 1998, we issued an aggregate of 1,500,000 shares of Common Stock at $.07 per share to John Payne.

    In December 1998, we issued an aggregate of 186,000 shares of Common Stock at $.07 per share to Thomas Bruggere.

    In December 1998, we issued 15,000 shares of Common Stock to Gregory Deeter in exchange for all rights and goodwill in connection with the Stamps.com domain name.

    In January and February of 1998, we issued an aggregate of 3,762,500 shares of our Series A Redeemable Preferred Stock to certain accredited investors for an aggregate offering price of $1,505,000, or $0.40 per share, less $42,000 in offering expenses.

    In August, October and November of 1998, we issued an aggregate of 6,020,000 shares of Series B Redeemable Preferred Stock upon the exercise of warrants to certain accredited investors for an aggregate offering price of $4,515,000.50, or $0.75 per share.

    In February and March of 1999, we issued an aggregate of 5,464,486 shares of Series C Redeemable Preferred Stock to certain accredited investors for an aggregate offering price of $30,000,028, or $5.49 per share, less $1,645,000 in offering expenses.

    From January 1998 to June 1999, we have granted options to purchase an aggregate of 5,374,959 shares of common stock to our directors, executive officers, employees and consultants at a weighted exercise price of $0.84.

    In October 1999, we entered into a common stock and warrant purchase agreement with America Online for the purchase of up to $11 million of common stock by America Online and a warrant which allows America Online to purchase 50% of the number of shares of common stock issued in exchange for the $11 million in consideration delivered by America Online under the purchase agreement. The warrant also allows for the purchase of additional shares of common stock (50% of the unexercised portion of the warrant) in the event we are unable to cure a material breach of the payment provisions of our marketing agreement with America Online.

    On October 29, 1999, we issued 178,635 shares of common stock under the purchase agreement for $6 million in the aggregate, or $33.588 per share. We also issued the warrant, which is exercisable for 89,318 shares of common stock as of October 31, 1999, at an exercise price of $33.588 per share. The warrant may be exercised at any time on or before October 29, 2002, unless the term of exercisability is extended to compensate for any required regulatory filings.

    In addition, AOL has agreed to invest an additional $5 million in our common stock concurrent with the closing of this offering. The number of shares issuable in this private placement will be equal to the quotient of $5 million divided by the lesser of (a) $33.588 or (b) the price per share of the offering net of any underwriter discounts or commissions. The number of shares issuable upon exercise of the warrant will be increased by an amount equal to 50% of the shares issued at the closing of the $5 million investment. The closing of the $5 million investment by America Online is contingent on the closing of this offering.

    The foregoing transactions were effected under Section 4(2) or Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits

    The following Exhibits are attached hereto and incorporated herein by reference:

 Exhibit
 Number                                Description
 -------                               -----------
  1.1**  Form of Underwriting Agreement.

  2.1    Agreement and Plan of Merger by and among the Registrant, Rocket
         Acquisition Corp. and iShip.com, Inc. dated as of October 22, 1999
         (Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated October 22, 1999 and filed with the Commission on October 29, 1999 and incorporated herein by this reference.)

  3.1    Amended and Restated Certificate of Incorporation of the
         Registrant.(1)

  3.2    Bylaws of the Registrant.(1)

  4.1 See Exhibit 3.1 and 3.2 for provisions of the Registrant's Certificate of Incorporation and Bylaws defining the rights of holders of the Registrant's common stock. See Exhibit 10.2 for the rights of certain holders of registration rights.(1)

  4.2    Specimen common stock certificate.(1)

  5.1**  Opinion of Brobeck, Phleger & Harrison LLP.

 10.1    Series A Stock Purchase Warrant dated May 1, 1998 between the
         Registrant and Silicon Valley Bank.(1)


 Exhibit
 Number                                Description
 -------                               -----------

  10.2   Amended and Restated Investors' Rights Agreement dated February 17,
         1999 between the Registrant and the investors named therein.(1)

  10.3   Patent Assignment from Mohan P. Ananda to the Registrant dated January
         20, 1998.(1)

  10.4   Assignment and License Agreement between the Registrant and Mohan P.
         Ananda dated January 20, 1998.(1)

  10.5   Employment Offer Letter dated October 29, 1998 by and between the
         Registrant and John M. Payne.(1)

  10.6   Employment Agreement dated January 20, 1998 by and between the
         Registrant and Mohan P. Ananda.(1)

  10.7   1998 Stock Plan and Forms of Notice of Grant and Stock Option
         Agreement.(1)

  10.8   1999 Stock Incentive Plan.(1)

  10.9   1999 Employee Stock Purchase Plan.(1)

 10.10 Form of Indemnification Agreement between the Registrant and its directors and officers.(1)

 10.11   Lease Agreement dated August 27, 1998 between the Registrant and
         Spieker Properties, L.P. and Amendment No. One dated January 8,
         1999.(1)

 10.12   Advertising Insertion Order dated December 16, 1998 between the
         Registrant and America Online, Inc.(2)
 10.13   Master Lease Agreement between the Registrant and FirstCorp dated June
         5, 1998.(1)

 10.14   Quick Start Loan and Security Agreement dated May 1, 1998 between the
         Registrant and Silicon Valley Bank.(1)

 10.15 Employment Offer Letter dated August 7, 1998 between the Registrant and John W. LaValle.(1)

 10.16   Consulting Agreement dated February 1, 1999 between the Registrant and
         Loren Smith.(1)

 10.17   Lease dated April 12, 1999 between the Registrant and Spieker
         Properties, L.P.(1)

 10.18   Sponsorship Agreement dated May 14, 1999 between Registrant and
         Intuit, Inc.(2)

 10.19   Distributor Agreement dated December 10, 1998 between Registrant and
         Westvaco.(2)

 10.20   Distributor Agreement dated January 15, 1999 between Registrant and
         Office Depot, Inc.(2)

 10.21   Distributor Agreement dated March 31, 1999 between Registrant and
         Seiko Instruments USA, Inc.(2)

 10.22   Distributor Agreement dated March 30, 1999 between Registrant and
         Avery Dennison Office Products Company.(2)

 10.23   Distributor Agreement dated March 11, 1999 between Registrant and
         Dymo-Costar Corporation.(2)

 10.24   Series A Preferred Stock and Warrant Purchase Agreement dated February
         26, 1998 between Registrant and certain investors.(1)

 10.25   Amended and Restated Voting Agreement dated February 17, 1999 between
         Registrant and certain investors.(1)

 10.26 Separation Agreement and Release dated May 13, 1999 between Registrant and Mohan Ananda.(1)

 10.27   License Agreement dated May 13, 1999 between Registrant and Mohan
         Ananda.(1)


 Exhibit
 Number                                Description
 -------                               -----------
 10.28    Series C Preferred Stock Purchase Agreement dated February 17, 1999 between Registrant and certain investors.(1)

 10.29    Amendment Letter to AOL dated June 4, 1999.(1)

 10.30 Nondisclosure Agreement and Agreement to Release University from damages caused by testing, dated December 6, 1998.(1)

 10.31    Nondisclosure Agreement and Agreement to Release Carnegie Mellon,
          Inc. from damages caused by testing, dated April 22, 1997.(1)

 10.32 Letter of Intent from Stampmaster, Inc. and US Postal Service response letter between Stampmaster, Inc. and the US Postal Service, dated February 21, 1997 and April 23, 1997, respectively.(1)

 10.33    Consulting Agreement dated June 21, 1999 between Registrant and
          Carolyn Ticknor. (Filed as Exhibit 10.33 to the Registrant's
          Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30,
          1999 and incorporated herein by this reference.)

 10.34**+ Interactive Marketing and Distribution Agreement dated October 15,
          1999 between America Online, Inc. and the Registrant.

 10.35** Common Stock and Warrant Purchase Agreement dated October 20, 1999 between America Online, Inc. and the Registrant.

 10.36**  Common Stock Purchase Warrant dated October 29, 1999 between America
          Online, Inc. and the Registrant.

 10.37**  Consulting Agreement dated October 20, 1999 between Registrant and
          Marvin Runyon.

 10.38    Amended and Restated Consulting Services Agreement dated November 15,
          1999 between the Registrant and Marvin Runyon.(3)

  21.1**  Subsidiaries of the Registrant.

  23.1** Consent of Brobeck, Phleger & Harrison LLP (Included in Exhibit 5.1 hereto).

  23.2    Consent of Arthur Andersen LLP.

  23.3    Consent of Moss Adams LLP.

  24.1    Power of Attorney (Included on signature pages hereto).

  27.1**  Financial Data Schedule.

--------
** Previously filed.

(1) Incorporated by reference herein to the Registration Statement on Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 26, 1999 and declared effective on June 24, 1999. (File No. 333-77025).

(2) Confidential treatment requested and received as to certain portions. These exhibits are incorporated by reference herein to the Registration Statement on Form S-1 and all amendments thereto filed with the Securities and Exchange Commission on April 26, 1999 and declared effective June 24, 1999. (File No. 333-77025).

(3) Incorporated by reference herein to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 19, 1999 (File No. 333-91377)

+ Confidential treatment has been requested and received for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit.

  (b) Financial Statement Schedules

    All such Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

    The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 6th day of December, 1999.

                                          STAMPS.COM INC.

                                                   /s/ John M. Payne
                                          By: _________________________________
                                                       John M. Payne

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ John M. Payne             Chairman and Chief Executive   December 6, 1999
____________________________________ Officer (Principal Executive
            John M. Payne            Officer)

      /s/ John W. LaValle            Chief Financial Officer and    December 6, 1999
____________________________________ Senior Vice President of
           John W. LaValle           Operations (Principal
                                     Financial and Accounting
                                     Officer)

           Loren E. Smith*           President, Chief Operating     December 6, 1999
____________________________________ Officer and Director
           Loren E. Smith

         Thomas H. Bruggere*         Director                       December 6, 1999
____________________________________
         Thomas H. Bruggere

          Mohan P. Ananda*           Director                       December 6, 1999
____________________________________
          Mohan P. Ananda

          David C. Bohnett*          Director                       December 6, 1999
____________________________________
          David C. Bohnett

          Jeffrey J. Brown*          Director                       December 6, 1999
____________________________________
          Jeffrey J. Brown

             Signature                           Title                    Date
             ---------                           -----                    ----
          Thomas N. Clancy*          Director                       December 6, 1999
____________________________________
          Thomas N. Clancy

         G. Bradford Jones*          Director                       December 6, 1999
____________________________________
         G. Bradford Jones

           Marvin Runyon*            Director                       December 6, 1999
____________________________________
            Marvin Runyon

          Carolyn Ticknor*           Director                       December 6, 1999
____________________________________
           Carolyn Ticknor

* Power of Attorney

     /s/ John W. LaValle
By: ______________________________
         John W. LaValle
         Attorney-in-fact